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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 11, 2018

Registration No. 333-228288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
to
FORM S-1
REGISTRATION STATEMENT
under the Securities Act of 1933

Legacy Housing Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2451 (Primary Standard Industrial Classification Number)	20-2897516 (I.R.S. Employer Identification No.)

Legacy Housing Corporation
1600 Airport Freeway, #100
Bedford, Texas 76022
(817) 799-4900
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Curtis D. Hodgson
Kenneth E. Shipley
Co-Chief Executive Officers
Legacy Housing Corporation
1600 Airport Freeway, #100
Bedford, Texas 76022
(817) 799-4900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steve Wolosky, Esq. Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas, 15th Floor New York, New York 10019 (212) 451-2300	Bryan L. Goolsby, Esq. Kenneth L. Betts, Esq. Winston & Strawn LLP 2121 N. Pearl Street, Suite 900 Dallas, Texas 75201 (214) 453-6500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☒ Emerging Growth Company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$51,318,750	$6,219.83(3)

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

(3)
A registration filing fee of $8,362.80 was previously paid.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion—Dated December 11, 2018

PRELIMINARY PROSPECTUS

3,500,000 Shares

Legacy Housing Corporation

Common Stock

        This is the initial public offering of common stock of Legacy Housing Corporation. Prior to this offering, no public market has existed for our common stock. We are offering 3,500,000 shares. We currently estimate that the initial public offering price will be between $10.75 and $12.75 per share. We intend to list our shares of common stock for trading on The Nasdaq Global Market under the symbol "LEGH."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 15.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions (1)	$	$

Proceeds to us, before expenses	$	$

(1)
Please see the section of this prospectus entitled "Underwriting" for additional information regarding underwriter compensation.

        We have granted the underwriters the right to purchase up to 525,000 additional shares of common stock from us at the initial public offering price less underwriting discounts and commissions to cover over-allotments, if any. The underwriter can exercise this option within 30 days after the date of this prospectus.

        We are an "emerging growth company" as defined under U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements after this offering.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of our common stock to purchasers on or about                        , 2018.

B. Riley FBR	Oak Ridge Financial	National Securities Corporation

The date of this prospectus is                        , 2018.

Single Wide

- Housing for residential buyers
- 613 – 1,226 sq. ft.
- 1 – 3 bedrooms
- 1 – 2 full bathrooms
- Dimensions: 16x44 – 16x84

Double Wide

- Housing for residential buyers
- 1,227 – 2,669 sq. ft.
- 1 – 5 bedrooms
- 1 – 3.5 bathrooms
- Dimensions: 32x44 – 36x80

18 Wide

- Housing for residential buyers
- 1,120 – 1,130 sq. ft.
- 2 – 4 bedrooms
- 2 full bathrooms
- Dimensions: 18x68 – 18x80

Oilfield Housing

- Designed for oilfield employee housing
- 966 – 1,330 sq.ft.
- 3 – 6 bedrooms
- Dimensions: 14x74 – 18x80

Tiny House

- Housing for residential buyers
- 399 sq. ft.
- 1 – 3 bedrooms
- 1 – 2 full bathrooms
- Dimensions: 12x44

Hunting Cabins

- Customizable floor plan for recreational use
- 399 – 1,773 sq. ft.
- 1 – 3 bedrooms
- Dimensions: 12x44 – 32x64

Park Housing

- MHP financing program; bulk sales to mobile home parks straight from production
- 950 – 1,165 sq. ft.
- 3 bedroom

Legacy Housing Corporation, the nation's fourth largest producer of manufactured housing, offers its customers an array of quality, affordable homes

 About this Prospectus

        Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriter are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. See "Underwriting."

        Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry

i

publications. This information involves a number of assumptions, estimates and limitations. The sources of the third-party industry publications referred to in this prospectus are:

  •
  The United States Census Bureau;

  •
  The Institute for Building Technology and Safety, an independent nonprofit corporation that works on behalf of government entities ("IBTS"); and

  •
  The Manufactured Housing Institute, an independent industry organization.

        The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

ii

 PROSPECTUS SUMMARY

        This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto, in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

        Unless the context requires otherwise, the words "we," "us," "our," "our company" and "our business" refer to Legacy Housing Corporation, a Delaware corporation, and prior to the Corporate Conversion described in this prospectus, Legacy Housing, Ltd., a Texas limited partnership.

 Our Company

        Legacy Housing Corporation, formerly Legacy Housing, Ltd., builds, sells and finances manufactured homes and "tiny houses" that are distributed through a network of independent retailers and company-owned stores and are sold directly to manufactured home communities. We are the fourth largest producer of manufactured homes in the United States as ranked by number of homes manufactured based on information available from the Manufactured Housing Institute and Institute for Building Technology and Safety for the second quarter of 2018. With current operations focused primarily in the southern United States, we offer our customers an array of quality homes ranging in size from approximately 390 to 2,667 square feet consisting of 1 to 5 bedrooms, with 1 to 3 1/2 bathrooms. Our homes range in price, at retail, from approximately $22,000 to $95,000. In 2017, we sold 3,274 home sections (which are entire modules or single floors). During the first nine months of 2018, we have sold 3,045 home sections. We commenced operations in 2005 and have experienced strong sales growth and increased our equity holders' capital at a compound annual growth rate, or CAGR, of approximately 25% between 2009 and 2017. We currently have the largest backlog of orders in our company's 13-year history.

        Our homes address the significant need in the United States for affordable housing. This need for affordable housing is being driven by a nationwide trend of increasing rental rates for housing, higher prices for site-built homes and decreasing percentages of home ownership among portions of the U.S. population. Our customers typically have annual household incomes of less than $60,000 and include young and working class families, as well as persons age 55 and older. In 2016, there were approximately 63,799,000 households in the United States with annual household incomes of less than $60,000, representing a majority of all U.S. households, according to the Current Population Survey and 2017 Annual Social and Economic Supplement published by the U.S. Census Bureau.

        We believe our company is one of the most vertically integrated in the manufactured housing industry, allowing us to offer a complete solution to our customers, from manufacturing custom-made homes using quality, cost effective materials and distributing those homes through our expansive network of independent retailers and company-owned distribution locations, to providing tailored financing solutions for our customers. Our homes are constructed in the United States at one of our three manufacturing facilities in accordance with the construction and safety standards of the U.S. Department of Housing and Urban Development ("HUD"). As of the date of this prospectus, our factories employ high-volume production techniques that allow us to produce, on average, approximately 75 home sections, or 62 fully-completed homes depending on product mix, in total per week. We use quality materials and operate our own component manufacturing facilities for many of the items used in the construction of our homes. Each home can be configured according to a variety of floor plans and equipped with such features as fireplaces, central air conditioning and state-of-the-art kitchens.

        Our homes are marketed under our premier "Legacy" brand name and, as of September 30, 2018, are sold primarily across 15 states through a network of 115 independent retail locations and 11 company-owned retail locations and through direct sales to owners of manufactured home communities. Our 11 company-owned retail locations, including our nine Heritage Housing stores and two Tiny House Outlet stores, exclusively sell our Legacy branded homes. During 2017, 62% of our manufactured homes were sold in Texas, followed by 8% in Georgia, 8% in Colorado, 5% in Oklahoma, and 4% in Louisiana. For the nine months ended September 30, 2018, our largest sales occurred in Texas (59%), Georgia (12%), Louisiana (9%), and Oklahoma (4%). We plan to deepen our distribution channel by using a portion of the net proceeds from this offering to expand our company-owned retail locations in new and existing markets.

        We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We also provide consumer financing for our products which are sold to end-users through both independent and company-owned retail locations, and we provide financing to manufactured housing community owners that buy our products for use in their housing communities as rental units. Our ability to offer attractive financing options provides us with several competitive advantages and allows us to capture sales that may not have otherwise occurred without our ability to offer consumer financing.

        Our total net revenue and net income for the nine months ended September 30, 2018 were $127.2 million and $18.7 million, which was a 47% and 12% increase, respectively, over our total net revenue and net income for the nine months ended September 30, 2017 of $86.8 million and $16.7 million respectively. Our total net revenue and net income for the year ended December 31, 2017 were approximately $128.7 million and $26.3 million, compared to total net revenue and net income for the year ended December 31, 2016 of $110.5 million and $17.3 million.

        Our company was founded in 2005 by Curtis D. Hodgson and Kenneth E. Shipley, our Co-Chief Executive Officers, who together have more than 60 years of combined experience in the manufactured housing industry. We are based in Bedford, Texas (between Dallas and Fort Worth) and, as of September 30, 2018, we had approximately 800 employees.

Our Market Opportunity

        Manufactured housing provides a competitive alternative to other forms of affordable housing, whether new or existing, or located in urban, suburban or rural areas. In 2017, approximately 9.9% of all new single-family home starts built in the United States were manufactured homes, according to the Manufactured Housing Institute ("MHI"). We believe the segment of the U.S. population that manufactured homes most competitively addresses is households with annual incomes of less than $60,000, which includes young families, working class families and persons age 55 and older. Households in this income bracket comprised a majority of total U.S. households in 2017. Our target population age segments, which include ages 20-39 and 50-69, represent the fastest growing age segments from 2007 to 2017 according to the U.S. Census Bureau.

        The comparatively low cost of fully-equipped manufactured housing is attractive to these consumers with an all-in average cost per square foot that is less than half of a new site-built home structure (excluding land) in 2017, according to U.S. Census Bureau data. Additionally, innovative engineering and design, as well as efficient production techniques, including the advent and development of the "tiny house" market, continue to position manufactured homes as a viable housing alternative. Demand for high-quality affordable housing has also been driven by increasing rental rates for housing, higher prices for site-built homes, decreasing percentages of home ownership among portions of the U.S. population and stagnant U.S. wage growth at lower income levels.

 Average Price Difference of New Site-Built Homes (Including Land) vs. New Manufactured Home

Source:    U.S. Census Bureau, the Institute for Building Technology and Safety, and the Manufactured Housing Institute.

        Total manufactured housing shipments remain well below historical levels dating back to the late 1960s but have steadily increased from 49,717 manufactured home shipments in 2009 to 92,891 manufactured home shipments in 2017. Total annualized MH shipments during the first half of 2018 exceeded 100,000, according to data published by the U.S. Census Bureau, IBTS and MHI. Since 2009, the annual average sale price of a new site-built home (including the land on which it is built) increased approximately 42%, while the annual average sale price of a new manufactured home grew at a more modest pace, increasing approximately 14%, providing ample room for future growth.

Manufactured Home Shipments vs. Total Completed Housing

Source:    U.S. Census Bureau, the Institute for Building Technology and Safety, and the Manufactured Housing Institute.

        We believe expanded and improved financing options will support further growth for manufactured housing sales. There has been limited financing and no secondary loan market for manufactured homes after financial institutions exited the market from 1999 through 2002. Some financial institutions recently announced new financing programs for manufactured homes and Fannie Mae and Freddie Mac have added new pilot programs to buy chattel loans beginning in early 2019.

 Our Growth Strategy

        We have a strong operating history of investing in successful growth initiatives over the past 13 years. We believe that the solution we are able to provide for our customers, as a result of the vertical integration of our company, enhances our brand recognition as a leading producer, results in higher and more efficient utilization of our manufacturing factories and expands our direct-to-consumer outreach for our wide variety of customizable homes. This operational focus has provided us with sustained net sales and net income growth over the years. Our growth strategy includes the following key initiatives:

  •
  Broaden and Deepen Our Retail Presence in Key Geographic Areas.  As of September 30, 2018, we distribute our products primarily across 15 states through a combination of 11 company-owned retail locations and 115 independent retail locations. We believe that a more robust network of company-owned retail locations will allow us to be more responsive and improve the customer experience at all stages, from manufacturing and design to sales, financing and customer service. We believe our company-owned stores will, on average, be more productive than our independent retail locations and generate higher gross margins due to our ability to select attractive markets and develop highly-trained sales representatives who possess a deep understanding of our business and customer needs.

  •
  Expand Financing Solutions for Our Customers.  We recognize that offering financing solutions to our customers is an important component of being a vertically integrated company that provides affordable manufactured housing. Providing financing improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which act as additional drivers of net revenue for us. With a portion of the net proceeds of this offering, we intend to expand our financing solutions to manufactured housing community-owner customers, in a manner than includes developing new sites for products in or near urban locations where there is a shortage of sites to place our products.

  •
  Continue to Focus on Innovation and Customization for Core Customer Groups.  Our production strategy is focused on continually developing the resources necessary to efficiently build homes that incorporate unique, varied and innovative customer preferences. We are constantly seeking ways to directly source materials to be used in the manufacturing process, which allows us to ensure we utilize and employ quality materials that can be customized to meet our customers' needs. Our principal focus is on designing and building highly functional and durable products that appeal to families of all sizes.

  •
  Seek Additional Agreements with Owners of Manufactured Home Communities.  Community housing developments provide us with large, concentrated sales opportunities. These projects vary in size and density but generally include 30 to 300 homes. We believe there are significant growth opportunities to work with our development partners on such projects and view these opportunities as an important driver for both the sale of additional manufactured homes and for financing bulk purchases of those homes by community owners.

  •
  Pursue Selective Acquisitions.  We seek to grow through selective acquisitions of existing manufactured home retailers in both existing markets and new markets that exhibit strong and reliable long-term fundamentals. We have no current agreements or understandings regarding an acquisition. We also regularly evaluate opportunities related to our affordable housing business in our geographic markets. In April 2018, we acquired approximately 420 acres of raw land located near Austin, Texas for $4.21 million. We are in the process of securing the required approvals to develop a manufactured housing community on the land. We expect to begin development of the community in the first quarter of 2019. We will continue to evaluate opportunities to develop, or to provide financing to third party developers of, additional manufactured housing communities in order to provide locations for manufactured homes for our customers.

Our Products

        We are the fourth largest producer of manufactured homes in the United States. We build a variety of sizes and floor plans of residential homes and tiny houses. We work collaboratively with our partners to meet diverse housing needs, such as residences on privately-owned land and in manufactured home communities, recreational and vacation properties, such as hunting cabins, and accommodations for workforces in oilfields and other industries.

        We utilize local market research to design homes that meet the specific requirements of our customers and our homes are designed after extensive field research and consumer feedback. We frequently introduce new floor plans, decor, exterior design, features and accessories to appeal to changing consumer trends and we offer an assortment of customizations to match each customer's individual tastes. Each home typically contains a living room, dining area, kitchen, 1 to 5 bedrooms and 1 to 3 1/2 bathrooms, and each home can be customized to include certain features including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative wood grain vinyl floors, wood cabinetry and energy conservation elements. In addition to traditional manufactured homes, we offer a diverse assortment of tiny houses, which are structures between 320 and 400 square feet in size that are used as dwellings, can be pulled by a pick-up truck, and are generally aesthetically similar to larger homes. Our tiny houses are built in a variety of models and floor plans and typically range from 1 to 3 bedrooms with 1 to 2 bathrooms. Our manufactured homes (other than tiny homes and oilfield housing) are constructed in accordance with the construction and safety standards of HUD, Texas factories are certified to build homes according to the Texas Industrialized Housing and Buildings law (known as the Texas Modular Code) and our Georgia factory is certified to build homes according to Georgia state construction codes.

        Our manufactured homes are primarily constructed and equipped at our three factories. Our homes are constructed using high-volume production techniques and employ approximately 150 to 275 employees at each facility. Most of our homes are constructed in one or more sections (or floors) on a steel chassis. Each section is assembled in stages beginning with the construction of the chassis, followed by the addition of other constructed and purchased components and ending with a final quality control inspection. The efficiency of the production process and the benefits of constructing homes in a controlled factory environment enable us to produce homes in less time and at a lower cost per-square-foot than traditional home building. The finished home is then transported directly to a customer at a retail sales center, work site or manufactured home community. During the first nine months of 2018 and for the year 2017, we sold 3,045 and 3,274 home sections, including 200 and 366 tiny houses, respectively.

        We currently operate three manufacturing facilities located in Fort Worth, Texas, Commerce, Texas and Eatonton, Georgia, each of which range in size from approximately 97,000 to 388,000 square feet. The production schedules for our manufacturing facilities are based on wholesale orders received from distributors, which fluctuate from week to week. In general, our facilities are structured to operate on one 8- to 9-hour shift per day, five days per week. We currently manufacture a typical home in approximately three to six production days. As of the date of this prospectus, we produced, on average, approximately 75 home sections per week, or approximately 62 fully-completed homes.

Distribution

        We currently distribute our manufactured homes primarily in the southern United States through a network of independent retail locations, company-owned retail locations and direct sales to owners of manufactured home communities. As is common in the industry, our independent distributors typically sell manufactured homes produced by other manufacturers in addition to our manufactured homes. Additionally, some independent retailers operate multiple sales outlets. During the first nine months of 2018 and the year 2017, no independent retailer accounted for 10% or more of our manufacturing net sales.

        Approximately 69% of our product sales during the nine months ended September 30, 2018 were attributable to our independent retail distributors, 9% to our company-owned retail locations and 22% to direct sales to owners of manufactured housing communities. Approximately 73% of our 2017 product sales were attributable to our independent retail distributors, 6% to our company-owned retail locations and 21% directly to owners of manufactured housing communities.

        We continually seek to increase our wholesale shipments by growing sales at our existing independent retailers and by finding new independent retailers to sell our homes. We provide comprehensive sales training to retail sales associates and bring them to our manufacturing facilities for product training and to view new product designs as they are developed. These training seminars facilitate the sale of our homes by increasing the skill and knowledge of the retail sales consultants. Additionally, we display our products at trade shows and support our retailers through the distribution of floor plan literature, brochures, decor selection displays and point of sale promotional material, as well as internet-based marketing assistance. We believe we have the most comprehensive printed catalog of manufactured housing products in the industry.

        In addition to our expansive independent retailer channel, we have attractive growth opportunities to expand our company-owned locations. We currently have 12 company-owned retail locations, of which 11 stores are operational and one store is under lease with operations expected to commence by the end of 2018. Our company-owned locations allow us to improve the customer experience through all steps of the buying process, from manufacturing and design to sales, financing and customer service. This also gives us a direct window into consumer preferences and lending opportunities. We believe that our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins.

Financing Solutions for Our Customers

        We offer three types of financing solutions:

  •
  Floor Plan Financing.  We provide floor plan or wholesale financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us.

  •
  Consumer Financing.  We provide consumer financing for our products sold to end-users through both independent and our company-owned retail stores.

  •
  Manufactured Housing Community Financing.  We provide financing to community owners that buy our products for use in their rental manufactured housing communities.

Overview of Consumer and MHP Financing Options as of September 30, 2018
($ in thousands)

	Principal Amount Outstanding	Number of Loans	Contractual Rate or Monthly Fee	Average Remaining Term
Consumer Financing	$97,067	2,781	14% average contractual rate	134 months
MHP Community Financing	$59,795	364	Typically prime rate + 4.0% with 8% floor	88 months

        We also offer inventory floor plan financing to our retailers that takes the form of a consignment arrangement between the independent retailer and us. As of September 30, 2018, we had $28,428,000 of inventory under consignment to our retailers.

        All consumer loan applications go through an underwriting process conducted at our corporate headquarters to evaluate credit risk that takes into account numerous factors including the down payment, FICO score, and monthly income and total housing payment of the borrower. The interest rates on approved loans are determined by a buyer's credit history and down payment amount. We use payment history to monitor the credit quality of the consumer loans on an ongoing basis. Offering financing solutions to our dealers and customers generally improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which acts as an additional driver of net income for us. Certain of our wholesale factory-built housing sales to independent retailers are purchased through floor plan financing arrangements between the retailer and an independent financial institution who requires us, as the manufacturer of the home, to enter into a separate repurchase agreement under which we are obligated, upon certain circumstances, to repurchase the financed home.

        Sales of factory-built homes are significantly affected by the availability and cost of consumer financing. There are three basic types of consumer financing in the factory-built housing industry: (i) chattel, or personal property loans, for purchasers of a home without any underlying land involved (generally HUD code homes), (ii) non-conforming mortgages for purchasers of a home and the land on which the home is placed, and (iii) conforming mortgage loans which have lower loan limits than non-conforming mortgages and comply with the requirements of the Federal Housing Administration ("FHA"), Veterans Affairs or government-sponsored enterprise ("GSE") loans. At the present time, we currently offer only chattel loans. We intend to fill some of the demand for consumer financing by increasing the pace of our consumer lending for products we build. As our own network of company-owned retail centers becomes a larger share of our production, we will be able to couple our consumer-financing solutions with increased levels of anticipated sales from our own centers.

        Our financing solutions are designed solely for the purpose of financing products we build and sell through our sales channels. We do not intend to offer financing to the market in general, but, rather, we expect to continue to limit our financing to products built in our factories and products sold by us.

Our Competitive Advantages

        We offer a complete solution for affordable manufactured housing. We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following key competitive strengths:

  •
  Quality and Variety of Housing Designs.  Based on more than 60 combined years of industry experience, our co-founders have developed an operating model that enables the efficient production of quality, customizable manufactured homes. All of our homes are constructed in one of our three U.S.-based manufacturing facilities. By utilizing an assembly-line process we are able to manufacture a home in approximately three to six days and, as of the date of this prospectus, are producing on average approximately 75 home sections, or 62 fully-completed homes depending on product mix, in total per week at our three facilities. We utilize local market research to design homes that meet the specific needs of our customers and offer a variety of structural and decorative customization options, including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative wood grain vinyl floors, wood cabinetry and energy conservation elements. Additionally, our homes have vaulted ceilings in every room, have numerous proprietary advantages such as our copyrighted "furniture friendly" floor plans and, in most cases, are wider, have taller ceilings and a steeper roof pitch than our competitors' products.

  •
  Manufacturing Facilities Strategically Located Near Customers in Key Markets.  Our three manufacturing facilities are strategically located to allow us to serve our 115 independent and 11 company-owned retail locations. Currently, we have a manufacturing plant in Fort Worth, Texas that measures 97,000 square feet in size and produced 1,073 homes in 2017 and 831 homes in the first nine months of 2018, a manufacturing plant in Commerce, Texas that measures 130,000 square feet in size and produced 1,077 homes in 2017 and 834 homes through the nine months ended September 30, 2018, and a manufacturing plant in Eatonton, Georgia that measures 388,000 square feet in size and produced 744 homes in 2017 and 751 homes in the first nine months of 2018. Once our homes are constructed and equipped at our facilities, we have the ability to transport the finished products directly to customers through a fleet of company-owned trucks, ensuring timely and efficient delivery of our manufactured homes.

  •
  Expansive and Growing Distribution Network.  We distribute our products primarily in the southern United States through a network of independent retail locations, company-owned retail locations and direct sales to owners of manufactured home communities. Our first company-owned retail location opened in June 2016 and we plan to significantly expand our company-owned retail footprint over the next two years. Increasing the mix of company-owned locations allows us to improve the customer experience through all the steps of the buying process, from manufacturing and design to sales, financing and customer service.

  •
  Competitive Production Strategies and Direct Sourcing.  We develop and maintain the resources necessary to efficiently build custom homes that incorporate unique and varied customer-requested features. We are constantly seeking ways in which to directly source materials to be used in the manufacturing process, which allows us to ensure the materials are of high-quality and can be customized to meet our customers' needs. Customization enables us to attract additional retailers and consumers who seek individualized homes that are assembled on a factory production line. When these custom homes are sold through company-owned retail stores, we expect to capture higher gross margins.

  •
  Available Financing for our Customers.  Our strong financial position allows us to develop and offer financing solutions to our customers in connection with their purchase of our homes. We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. We also provide consumer financing for our products sold to end-users through both independent and our company-owned retail locations, and we also provide financing to manufactured housing community owners that buy our products for use in their rental housing communities.

  •
  Support for Owners of Manufactured Home Communities.  We provide manufacturing and financing solutions for owners of manufactured housing communities in connection with their development of communities in our geographic market area. Such development projects can vary, but generally include custom park development financing and large purchase orders of manufactured homes. These financing solutions are structured to give us an attractive return on investment, when coupled with the gross margin we realize on products specifically targeted for these new manufactured housing communities. Subsequent to September 30, 2018, we began a pilot program under which we offered minimum eight-year leases to a small number of manufactured housing communities. We have entered into only seven of these leases in the fourth quarter of 2018 as we are determining the feasibility of the leasing program as an option for our manufactured housing community customers. This leasing program is currently not material to our financials or overall operation; however, we will continue to evaluate the viability of this option in future periods.

  •
  Strong Alignment of Interests through Co-Founders' Ownership.  We believe a strong alignment of interests with stockholders and investors exists through the ownership of a significant percentage of our outstanding shares by Curtis D. Hodgson and Kenneth E. Shipley, our co-founders and Co-Chief Executive Officers. Messrs. Hodgson and Shipley acquired their ownership in 2005 when they founded the company and have not sold any of their shares to date. Each individual has received a minimal salary ($50,000) during the past several years and their overall compensation structure has incentivized them to continue to focus on the performance of our company. By providing structural and economic alignment with the performance of our company, Messrs. Hodgson and Shipley's continuing controlling interests are directly aligned with those of our investors. We believe the combination of these characteristics has promoted long-term planning and an enhanced culture among our customers, strategic partners and employees, which we believe will ultimately create value for our investors.

Selected Risks Associated with Our Business

        Investing in our common stock involves a high degree of risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

  •
  the highly competitive and, nature of the industry in which we operate and our inability to compete effectively against larger manufactured home builders;

  •
  our dependence on independent retailers to market and sell a substantial portion of our manufactured homes;

  •
  the risk involved in our vertically integrated lines of business, including our failure to adequately assess and monitor the credit risks of our customers who purchase our products using our financial services;

  •
  our concentration in the southern United States, and notably in Texas, of substantially all of our operations and our potential inability to effectively expand the reach of our existing products to new customers and new markets;

  •
  our ability to attract and retain collaborative partners for community development projects;

  •
  changes in regulations, including zoning ordinances and lending rules may adversely impact our business; and

  •
  adverse changes in employment levels, employment growth, interest rates, consumer confidence, land availability and development costs, apartment and rental housing vacancy levels, inflation and the health of the economy in general.

Implications of Being an "Emerging Growth Company"

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart our Business Startups Act of 2012, commonly known as the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

  •
  are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

  •
  are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis");

  •
  are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on-frequency" and "say-on-golden-parachute" votes);

  •
  are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

  •
  may present only two years of audited financial statements and only two years of related Management's Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

  •
  are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

        We intend to take advantage of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see "Risk Factors," at page 26 ("We are an 'emerging growth company'. . . ..").

        Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a "smaller reporting company" under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

        Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules we will continue to qualify as a "smaller reporting company" for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

Corporate Information and Incorporation

        We were originally organized in May 2005 as Legacy Housing, Ltd., a Texas limited partnership. Effective January 1, 2018, we converted into a Delaware corporation and changed our name to Legacy Housing Corporation, which is referred to herein as the Corporate Conversion. In conjunction with the conversion, all of our outstanding partnership interests were converted on a proportional basis into shares of common stock. As a result of the Corporate Conversion, we are now a federal corporate taxpayer as opposed to a pass-through entity for tax purposes. For more information, see the section entitled "Corporate Conversion."

        Our principal executive offices are located at 1600 Airport Freeway, #100, Bedford, Texas 76022, and our telephone number is (817) 799-4900. You may access our website at www.legacyhousingcorp.com. Information contained on, or accessible through, our website is not part of this prospectus and is not incorporated in this prospectus by reference.

 THE OFFERING

        The summary below describes the principal terms of this offering. The "Description of Capital Stock" section of this prospectus contains a more detailed description of the common stock.

Common stock offered by us	3,500,000 shares.
Underwriters' over-allotment option	We have granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of our common stock from us at the price to public less underwriting discounts and commissions to cover over-allotments, if any.
Common stock to be outstanding after this offering	23,500,000 shares (or 24,025,000 shares if the underwriters' option to purchase additional shares from us is exercised in full).(1)
Use of proceeds after expenses	We estimate that the net proceeds of the sale of our common stock in this offering will be approximately $37.3 million (or approximately $43.1 million if the underwriters exercise their option in full to purchase additional shares of our common stock), based on an assumed initial public offering price of $11.75 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds of this offering to expand our retail presence in the southern United States and surrounding geographic markets, provide financing solutions to select housing community-owner customers, repay debt, possible acquisitions for expansion geographically or into affordable housing niches, and the balance for working capital and general corporate purposes. See "Use of Proceeds" for more information.
Dividend policy	We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.
Risk factors	Investing in our common stock involves a high degree of risk. See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq trading symbol	"LEGH"(2)

(1)
In this prospectus, except as otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering and the other information based thereon:

•
assumes an initial public offering price of $11.75 per share of common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

  •
  excludes 2,500,000 shares of our common stock reserved for future issuance under our 2018 Incentive Compensation Plan; and

  •
  no exercise of the underwriters' option to purchase up to 525,000 additional shares from us in this offering to cover over-allotments, if any.

(2)
We have reserved the trading symbol "LEGH" in connection with our application to have our common stock listed for trading on The Nasdaq Global Market.

 SUMMARY FINANCIAL DATA

        In the following tables, we provide our summary financial data. We have derived the summary statements of operations for the years ended December 31, 2017 and 2016 from our audited financial statements appearing in this prospectus. The summary statements of operations for the nine months ended September 30, 2018 and 2017 and the summary balance sheet data as of September 30, 2018 are derived from our condensed financial statements included elsewhere in this prospectus. We have prepared the condensed financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future. When you read this summary financial data, it is important that you read it together with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the financial statements, related notes and other financial information included in this prospectus.

	Nine Months ended September 30, (in thousands)		Year ended December 31, (in thousands)
	2018	2017	2017	2016
	(unaudited)			(restated)
Statement of Operations Data:
Revenue, net
Product sales	$110,498	$73,015	$109,750	$93,394
Consumer and MHP loans interest	13,653	11,478	15,647	13,739
Other	3,088	2,287	3,339	3,412

Total Net Revenue	127,239	86,780	128,736	110,545

Operating expenses:
Cost of product sales	83,323	56,524	82,498	77,329
Selling, general & administrative expenses	14,768	11,641	17,105	13,580
Dealer incentive	459	821	1,038	1,211

Income from Operations	28,689	17,794	28,095	18,425

Other income (expense):
Non-operating interest income	189	224	272	214
Miscellaneous, net	122	354	149	102
Interest expense	(2,027)	(1,531)	(2,044)	(1,244)

Total Other	(1,716)	(953)	(1,623)	(928)

Income before state income tax expense	26,973	16,841	26,472	17,497
State Income Tax Expense	(8,238)	(107)*	(124)	(158)

Net Income	$18,735	$16,734	$26,348	$17,339

*
We were a partnership in 2017 and, therefore, a pass-through entity with respect to taxes. However, the pro forma tax provision for 2017 reflects a total of $6.0 million would have been the tax expense in 2017 if we had been a corporation, and the pro forma net income as of September 30, 2017 would have been $10.7 million.

	As of September 30, 2018
	Actual(1)	As Adjusted(2)
	(in thousands) (unaudited)
Balance Sheet Data:
Cash and cash equivalents	$449	$37,769
Working capital	45,041	82,361
Total assets	233,656	270,976
Total indebtedness	62,036	62,036
Total stockholders' equity	$143,006	$180,326

(1)
Actual balance sheet data presents balance sheet data on an actual basis without any adjustments to reflect subsequent or anticipated events.

(2)
As adjusted balance sheet data presents balance sheet data on an as-adjusted basis for Legacy Housing Corporation reflecting the receipt by us of the net proceeds from the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.75 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the underwriters' over-allotment option, as if each had occurred on September 30, 2018.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, prospective investors should carefully consider the following risks before investing in our common stock. If any of the following risks actually occur, as well as other risks not currently known to us or that we currently consider immaterial, our business, operating results and financial condition could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Note Regarding Forward-looking Statements" in this prospectus. In assessing the risks below, you should also refer to the other information contained in this prospectus, including the financial statements and the related notes, before deciding to purchase any shares of our common stock.

 Risks Related to Our Business and the Manufactured Housing Industry

The manufactured housing industry is highly competitive, and increased competition and greater consolidation may result in lower sales for us.

        The manufactured housing industry is highly competitive. Competition at both the manufacturing and retail levels is based upon several factors, including, among others, price, product features, reputation for service and quality, brand recognition, merchandising, terms of retailer promotional programs and the terms of retail customer financing. Numerous companies produce manufactured homes in our markets. In addition, our homes compete with repossessed homes and new homes that are offered for sale in the geographic markets in which we operate. Certain of our manufacturing competitors also have their own retail distribution systems and consumer finance and insurance operations. We believe that where wholesale floor plan financing is available, it is relatively easy for new retailers to enter into our markets as competitors. In addition, our products compete with other forms of low- to moderate-cost housing, including new and existing site-built homes, apartments, townhouses and condominiums. If we are unable to compete effectively in this environment, our manufactured housing sales could be adversely impacted.

        Our industry has been in a state of consolidation over the past 15 years and a significant portion of the market share is held by a relatively small number of companies, some of which have greater financial resources than we do, a greater ability to borrow funds to provide financing and the ability to accept more risk than we can prudently manage. If the industry continues to further consolidate, we may not be able to grow at the pace we would like, which could adversely impact our results of operations.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

        Since commencing operations in 2005, we have grown rapidly, with home sales growing 800% from 380 home sections in 2005 to 3,274 home sections in 2017. Our future operating results may depend on our ability to effectively manage our growth, which is dependent, in part, upon our ability to, among other things:

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  stabilize and manage an increasing number of relationships across the regions in which we operate while maintaining a high level of customer satisfaction, and building and enhancing our brand;

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  identify and supervise a number of suitable third parties on which we rely to provide certain services that are critical to our success;

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  attract, integrate and retain new management and operations personnel;

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  absorb costs that are out of our control, including litigation, legal compliance, real estate taxes and insurance and interest rate levels and volatility;

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  respond quickly enough to changing demands that our growth will impose on management; and

  •
  continue to improve our operational and financial controls and reporting procedures and systems.

        We can provide no assurance that we will be able to grow our business efficiently or effectively, or without incurring significant additional expenses. Any failure to do so may have an adverse effect on our business and operating results.

If we are unable to establish or maintain relationships with independent retailers who sell our homes, our net sales could decline.

        As of September 30, 2018, approximately 69% of our sales of manufactured homes were to independent retailers. As is common in the industry, independent retailers may also sell homes produced by competing manufacturers. We may not be able to establish relationships with new independent retailers or maintain good relationships with independent retailers that currently sell our homes. Even if we do establish and maintain relationships with independent retailers, these retailers are not obligated to sell our homes exclusively and may choose to sell our competitors' homes instead. The independent retailers with whom we have relationships can cancel these relationships on short notice. In addition, these retailers may not remain financially solvent, as they are subject to industry, economic, demographic and seasonal trends similar to those faced by us. If we do not establish and maintain relationships with solvent independent retailers in one or more of our markets, net sales in those markets could decline.

If we are unable to successfully increase the size of our company-owned retail network, our relationships with independent retailers who sell our homes will continue to be critical to our company's success.

        As part of our growth strategy, we intend to further develop our network of company-owned retail locations through which we sell our products. As of September 30, 2018, we have 11 retail locations, however, we also work closely with our independent distributors and we have a deep understanding of the retail and distribution process with respect to our products. Our additional retail locations will be competing with existing retailers and distributors who have been operating in this space for a significant time and have other advantages, including the ability to sell products from other manufacturers. As such, our additional retail locations may not be successful. If we are unable to build a more robust retail presence, we will need to continue to rely heavily on our network of independent distributors for our distribution needs and those relationships will continue to be a critical component of the success of the business and any deterioration of those relationships could negatively impact our results of operations.

Curtis D. Hodgson and Kenneth E. Shipley possess specialized knowledge about our business and we would be adversely impacted if either one were to become unavailable to us.

        We believe that our ability to execute our business strategy will depend to a significant extent upon the efforts and abilities of Curtis D. Hodgson and Kenneth E. Shipley, our Co-Chief Executive Officers. Mr. Hodgson, who is an attorney and engineer, oversees our day-to-day business operations including strategic planning, and possesses technical expertise regarding our manufacturing processes that would be difficult to replace. Mr. Shipley, who oversees our sales and distribution including our company-owned retail locations, has specialized knowledge regarding the manufactured home industry and dealer and customer contacts that our other officers do not possess. If Messrs. Hodgson or Shipley were to become unavailable to us, our operations would be adversely affected and our relationship with lenders, business partners and industry participants would be weakened. Further, the loss of either

Mr. Hodgson or Mr. Shipley would be negatively perceived in the capital markets. We do not have "key-man" life insurance for our benefit on the lives of either Messrs. Hodgson or Shipley.

Our operations are concentrated in the southern United States, which exposes us to regional economic, social and other risks.

        Our operations are concentrated in the southern United States, most notably Texas. Due to the concentrated nature of our operations, there could be instances where these regions are negatively impacted by economic, natural, social or population changes that could, in turn, negatively impact the results of our business more than other companies that are more geographically dispersed. We have a significant presence in Texas with one manufacturing facility located in Fort Worth, Texas and another located in Commerce, Texas. As of September 30, 2018, we sold our manufactured homes primarily in 15 states, of which approximately 59% of the homes were sold in Texas.

        Further, as of December 31, 2017, our consumer loan contracts were secured by manufactured homes primarily located in 15 states, of which 80% of the homes were located in Texas. As of September 30, 2018, approximately 79% of the homes that secured our loan contracts were located in Texas. Loan contracts secured by collateral that is geographically concentrated could experience higher rates of delinquencies, default and foreclosure losses than loan contracts secured by collateral that is more geographically dispersed. Our total loans in Texas under delinquency, default or foreclosure, which are loans that are past due more than 30 days on principal or interest payment, were approximately 1.8% (measured in units) and 1.8% (measured in dollar amount) as of September 30, 2018, and 1.8% (measured in units) and 1.5% (measured in dollar amount) as of December 31, 2017. This compares to our rates of delinquencies, default and foreclosure losses for our total loans in other states as of September 30, 2018 of approximately 3.1% (measured in units) and 2.4% (measured in dollar amount), and in 2017 of approximately 3.2% (measured in units) and 2.9% (measured in dollar amount). The aggregate unit number and aggregate dollar amount used in the measurement of these rates were 2,237 and 2,083 units and $76,815,000 and $71,508,000 in Texas during the first nine months of 2018 and as of December 31, 2017, respectively, and 544 and 497 units and $20,246,000, and $18,357,000 in all other states during the first nine months of 2018 and as of December 31, 2017, respectively. Delinquency, default and foreclosure rates are measured at the end of each month and simply represent those accounts that are past due and do not represent actual losses. An account that is only due for the current month (or not due until a future month) is considered current. Based on the foregoing, a decline in the economic and social conditions in Texas and surrounding states could have an adverse impact on our results of operations.

We operate and will continue to operate primarily in the single-family properties sector of the real estate industry, which exposes us to downturns in the single-family properties sector or declines in the broader housing industry.

        Our business is focused and will continue to be focused in the single-family properties sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory or environmental conditions, or other events, in our markets may have a greater impact on the value of our properties or our operating results than if we had more fully diversified product line. We believe that there are seasonal fluctuations in rental demand with demand higher in the spring and summer than in the late fall and winter. Such seasonal fluctuations may impact our operating results.

        As a participant in the homebuilding industry, we are subject to market forces beyond our control. These market forces include employment levels, employment growth, interest rates, consumer confidence, development costs, apartment and rental housing vacancy levels, inflation and the health of the general economy. Unfavorable changes in any of the above factors or other issues could have an adverse effect on our net sales and earnings.

The cyclical and seasonal nature of the manufactured housing industry causes our net sales and operating results to fluctuate, and we expect this cyclicality and seasonality to continue in the future.

        The manufactured housing industry is highly cyclical and seasonal and is influenced by many national and regional economic and demographic factors, including the availability of consumer financing for home buyers, the availability of wholesale financing for retailers, seasonality of demand, consumer confidence, interest rates, demographic and employment trends, income levels, housing demand, general economic conditions, including inflation and recessions, and the availability of suitable home sites.

        As a result of these economic, demographic and other factors, our net sales and operating results have fluctuated in the past, and we expect them to continue to fluctuate in the future on a quarterly basis. Moreover, we could experience quarterly operating losses during cyclical downturns in the manufactured housing market.

        Additionally, our quarterly and annual results are impacted by sporadic and unpredictable purchases of our homes resulting from acts of nature or other catastrophic events that cause damage to living accommodations. For example, in 2017, we built and shipped approximately $3.8 million of homes as a subcontractor operating under a contract with the Federal Emergency Management Association, or FEMA, to provide housing for victims of hurricane Harvey.

Our operating results could be affected by market forces and declining housing demand.

        As a homebuilder, we are subject to market forces affecting the homebuilding industry that are beyond our control. These market forces include employment levels, employment growth, interest rates, consumer confidence, land availability and development costs, apartment and rental housing vacancy levels, inflation and the general health of the economy. Unfavorable changes to one or more of these factors could have an adverse effect on our results of operations.

Failure to find collaborative partners for community development projects could adversely affect us.

        Part of our growth strategy is to increase our involvement in community housing development projects. Participation in these projects requires that we find collaborative partners who are seeking to develop communities of affordable manufactured housing. Given the highly-competitive environment in which we operate, we cannot guarantee that we will be able to secure or continue such partnerships, which could have an adverse impact on our results of operations.

Our results of operations can be adversely affected by labor shortages and the pricing and availability of raw materials.

        The homebuilding industry has from time to time experienced labor shortages and other labor-related issues. A number of factors may adversely affect the labor force available to us and our subcontractors in one or more of our markets, including, among others, high employment levels, construction market conditions and government regulation, which include laws and regulations related to workers' health and safety, wage and hour practices, immigration, and trade and tariff policies. An overall labor shortage or a lack of skilled or unskilled labor could cause significant increases in costs or delays in construction of homes, which could have a material adverse effect upon our net sales and results of operations.

        Our results of operations can be affected by the pricing and availability of raw materials. Although we attempt to increase the sales prices of our homes in response to higher materials costs, such increases may lag behind the escalation of materials costs. Sudden increases in price and lack of availability of raw materials can be caused by natural disaster or other market forces. The tariffs recently imposed by the federal government on certain products used by us, including steel and aluminum, have not had any material impact on our operations, but prolonged or increased tariffs could impact the pricing and availability of certain materials. Although we have not recently experienced any production halts, severe or prolonged shortages of some of our most important building materials, which include wood and wood products, gypsum wallboard, steel, insulation and other petroleum-based products, have occurred. There can be no assurance that sufficient supplies of these and other raw materials will continue to be available to us.

Our involvement in vertically integrated lines of business, including manufactured housing financial services, exposes us to the risk that may not be able to adequately measure or limit our credit risk, which could lead to unexpected losses.

        We are a vertically integrated business that not only manufactures affordable housing, but also provides delivery services and financing for customers. We offer manufactured home chattel loans to purchasers of our homes sold by independent retailers. We make loans to borrowers that we believe are creditworthy based on our underwriting guidelines. However, the ability of these customers to repay their loans may be affected by a number of factors, including, among others, national, regional and local economic conditions, changes or continued weakness in specific industry segments, natural hazard risks affecting the region in which the borrower resides, and employment, financial or life circumstances. If our customers are unable to repay their loans as a result of these or other factors, the performance of our loan portfolio may be adversely affected.

        If customers do not repay their loans, we may repossess or foreclose on the secured property in order to liquidate our loan collateral and minimize losses. The homes we manufacture are subject to fluctuating market values, and proceeds realized from liquidating repossessed or foreclosed homes are highly susceptible to adverse movements in collateral values. During the first nine months of 2018 and the year 2017, we repossessed or foreclosed on 51 and 64 homes, respectively, representing approximately $1,622,000 and $2,272,000 in repossessed home amounts in those respective periods. Home price depreciation and elevated levels of unemployment may result in additional defaults and exacerbate actual loss severities upon collateral liquidation beyond those normally experienced by us.

If we are unable to provide consumer financing, the demand for our homes could be substantially reduced.

        We provide financing to individual buyers, dealers and manufactured housing community developers who buy our manufactured homes. During the first nine months of 2018 and for the year 2017, we financed approximately 33% and 38%, respectively, of all homes we sold. We are dependent on third party lenders to provide us the capital to make these loans. We currently have two credit facilities, under which we have available credit, as of September 30, 2018, of $3,990,000 and $3,000,000, respectively. Our borrowing capacity under one of these credit facilities is dependent on the value of our eligible consumer loans and MHP Notes, which is dependent on the market value of those loans. There can be no assurance that we will be able to extend these credit facilities when they mature or that we will be able to obtain additional financing, if needed, on terms acceptable to us.

        Some of the loans we have originated or may originate in the future may not have a liquid market, or the market may contract rapidly and the loans may become illiquid. Although we offer loan products and price our loans at levels that we believe are marketable at the time of credit application approval, market conditions for home-only loans may deteriorate rapidly and significantly. Our ability to respond to changing market conditions is bound by credit approval and funding commitments we make in advance of loan completion. In this environment, it is difficult to predict the types of loan products and characteristics that may be susceptible to future market curtailments and tailor our loan offerings accordingly. As a result, no assurance can be given that the market value of our loans will not decline in the future.

        The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower's business sector and local, regional and national market and economic conditions. Many of our loans are made to small and medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio could lead to unexpected losses and have a material adverse effect on our business, financial condition and results of operations.

        In addition, while we currently distribute our products through independent distributors, part of our growth strategy is to develop a network of company-owned retail locations through which we will sell our products. This will further increase our vertical integration and possibly subject us to further risks. There is a risk that our retail locations will not be successful and may negatively impact our relationships with our distributors.

We have contingent repurchase obligations related to wholesale financing provided to industry retailers.

        In accordance with customary business practice in the manufactured housing industry, we have entered into two repurchase agreements with various financial institutions and other credit sources who provide floor plan financing to industry retailers, which provide that we will be obligated, under certain circumstances, to repurchase homes sold to retailers in the event of a default by a retailer in its obligation to such credit sources. Under these agreements, we have agreed to repurchase homes at declining prices over the term of the agreement (24 months). Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. The maximum amount of our contingent obligations under such repurchase agreements was approximately $2,394,000 and $1,765,000 as of September 30, 2018 and December 31, 2017, respectively, without reduction for the resale value of the homes. We may be required to honor contingent repurchase obligations in the future and may incur additional expense as a consequence of these repurchase agreements.

A continued constrained consumer financing market could result in reduced demand for our homes.

        The substantial majority of consumers who buy our manufactured homes have historically secured retail financing from third-party lenders. Home-only financing is at times more difficult to obtain than financing for site-built homes. The availability, terms and costs of retail financing depend on the lending practices of financial institutions, governmental policies and economic and other conditions, all of which are beyond our control. Over the last decade, home-only lenders have tightened credit underwriting standards and increased interest rates for loans to purchase manufactured homes, which have reduced lending volumes and negatively impacted revenue for manufactured home sellers. Most of the national lenders who have historically provided home-only loans have exited the manufactured housing sector of the home loan industry.

        Changes in laws or other events that adversely affect liquidity in the secondary mortgage market could hurt our business. The GSEs and the FHA play significant roles in insuring or purchasing home mortgages and creating or insuring investment securities that are either sold to investors or held in their portfolios. These organizations provide significant liquidity to the secondary market. Any new federal laws or regulations that restrict or curtail their activities, or any other events or conditions that alter the roles of these organizations in the housing finance market could affect the ability of our customers to obtain mortgage loans or could increase mortgage interest rates, fees, and credit standards, which could reduce demand for our homes and/or the loans that we originate and adversely affect our results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        We maintain an allowance for loan losses that represents management's judgment of probable losses and risks inherent in our loan portfolio. As of September 30, 2018, our allowance for loan losses totaled approximately $663,000, which represents approximately 0.7% of our total loans held for investment. The level of the allowance reflects management's continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of our allowance for loan losses is inherently highly subjective and requires management to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes.

        Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors (including third-party review and analysis), both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their periodic examination, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. Finally, the measure of our allowance for loan losses depends on the adoption and interpretation of accounting standards. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies."

The availability of wholesale financing for industry retailers is limited due to a reduced number of floor plan lenders and reduced lending limits.

        Manufactured housing retailers generally finance their inventory purchases with wholesale floor plan financing provided by lending institutions. The availability of wholesale financing is significantly affected by the number of floor plan lenders and their lending limits. Reduced availability of floor plan lending negatively affects the inventory levels of our independent retailers to hold and increase inventory, the number of retail sales center locations and overall wholesale demand, and, as a result, adversely affects the number of our homes that independent retailers will be able to acquire.

Our participation in certain financing programs for the purchase of our products by industry retailers, consumers and housing community developers may expose us to additional risk of credit loss, which could adversely impact our liquidity and results of operations.

        We are exposed to risks associated with the creditworthiness of certain independent retailers and home buyers, many of whom may be adversely affected by the volatile conditions in the economy and financial markets. These conditions could result in financial instability or other adverse effects. The consequences of such adverse effects could include delinquencies by customers who purchase our products under special financing initiatives, and deterioration of collateral values. In addition, we may incur losses if our collateral cannot be recovered or liquidated at prices sufficient to recover recorded commercial loan notes receivable balances. The realization of any of these factors may adversely affect our cash flow, profitability and financial condition.

We are subject to extensive regulation affecting the production and sale of manufactured housing, which could adversely affect our profitability.

        We are subject to a variety of federal, state and local laws and regulations affecting the production and sale of manufactured housing. Our failure to comply with such laws and regulations could expose us to a wide variety of sanctions, including closing one or more manufacturing facilities. Regulatory matters affecting our operations are under regular review by governmental bodies and we cannot predict what effect, if any, new laws and regulations would have on us or the manufactured housing industry. Failure to comply with applicable laws or regulations or the passage in the future of new and more stringent laws, may adversely affect our financial condition or results of operations.

        Manufactured homes are subject to various covenants limiting the use of the underlying real estate and local laws and regulatory requirements, including permitting, licensing and zoning requirements. Local regulations, including municipal or local ordinances, restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to acquiring any of our properties or when undertaking renovations of any of our existing properties. Additionally, such local regulations may cause us to incur additional costs to renovate or maintain our properties in accordance with the particular rules and regulations. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on us and cause the value of our common stock to decline.

If the manufactured housing industry is not able to secure favorable local zoning ordinances, our net sales could decline and our business could be adversely affected.

        Manufactured housing communities and individual home placements, including tiny houses, are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners often have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, which we believe has restricted the growth of the industry. It is possible that manufactured homes may not achieve widespread acceptance and localities may not adopt zoning ordinances permitting the development of manufactured home communities. If the manufactured housing industry is unable to secure favorable local zoning ordinances, our net sales could decline and our business, results of operations and financial condition could be adversely affected.

Our results of operations could be adversely affected by significant warranty and construction defect claims on manufactured housing.

        In the ordinary course of our business, we are subject to home warranty and construction defect claims. We record a reserve for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors. Construction defect claims may arise a significant period of time after product completion. Although we maintain general liability insurance and reserves for such claims, based on our assessments, which to date have been adequate, there can be no assurance that warranty and construction defect claims will remain at current levels or that such reserves will continue to be adequate. A large number of warranty and construction defect claims exceeding our current levels could have a material adverse effect on our results of operations.

We may become a target of legal demands, litigation (including class actions) and negative publicity by consumer rights organizations, which could directly limit and constrain our operations and may result in significant litigation expenses and reputational harm.

        Numerous consumer rights organizations exist throughout the country and operate in our markets, and we may attract attention from some of these organizations and become a target of legal demands, litigation and negative publicity. While we intend to conduct our business lawfully and in compliance with applicable consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such legal actions might take, or what remedies they may seek.

        Additionally, such organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, may lobby state and local legislatures to pass new laws and regulations to constrain or limit our business operations, and such actions may adversely impact our business or may generate negative publicity for our business and harm our reputation. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Our liquidity and ability to raise capital may be limited.

        We may need to obtain debt or additional equity financing in the future. The type, timing and terms of the financing selected by us will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any time or that they will be available on satisfactory terms.

There have been substantial changes to the Internal Revenue Code, some of which could have an adverse effect on our retail customers and, in turn, on our business.

        On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, which contains substantial changes to the Internal Revenue Code, effective January 1, 2018, some of which could have an adverse effect on our retail home buyers and, in turn, on our business. For example, certain tax changes could make purchasing homes less attractive. These include (i) limitations on the ability of our home buyers to deduct property taxes, (ii) limitations on the ability of our home buyers to deduct mortgage interest, and (iii) limitations on the ability of our home buyers to deduct state and local income taxes. Although we believe these limitations primarily impact buyers of more expensive site-built homes than our manufactured housing, nonetheless, tax changes that negatively impact the consequences of home ownership could potentially result in our sale of fewer homes in the future.

We are highly dependent on information systems and systems failures or data security breaches could significantly disrupt our business, which may, in turn, negatively affect us and the value of our common stock.

        We use information technology and other computer resources to carry out important operational activities and to maintain our business records. Our computer systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (through cyber-attacks from computer hackers and sophisticated organizations), catastrophic events such as fires, tornadoes and hurricanes and human error. Given the unpredictability of the timing, nature and scope of information technology disruptions, if our computer systems and our backup systems are damaged, breached, or cease to function properly, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information (including information about our home buyers and business partners), destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We are involved in a variety of litigation.

        We are involved in a range of legal actions in the ordinary course of business. These actions may include, among others, warranty disputes, labor disputes, issues with regulators and local housing officials, outside vendor disputes and trademark infringement and other intellectual property claims. These actions can be time-consuming and expensive, and may adversely affect our reputation. Although we are not involved in any legal or regulatory proceedings that we expect would have a material adverse effect on our business, results of operations or financial condition, such proceedings may arise in the future.

We have no operating history as a publicly-traded company, and our inexperience could materially and adversely affect us and our stockholders.

        We have no operating history as a publicly-traded company. Our board of directors and senior management team will have overall responsibility for our management and only a limited number of our directors or members of our senior management team have prior experience in operating a public company. As a publicly-traded company, we will be required to develop and implement substantial control systems, policies and procedures in order to satisfy our periodic SEC reporting and Nasdaq obligations. We cannot assure you that management's past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status may materially and adversely affect us and our stockholders.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth, and our compensation expenses may increase.

        To execute on our strategy, we must continue to attract and retain highly qualified personnel. Competition for these personnel is intense. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we do. Highly-qualified personnel are also aggressively recruited by other emerging growth companies, which are especially active in many of the areas and geographic regions in which we operate. In addition, in making employment decisions, job candidates may consider the value of the stock-based compensation they are to receive in connection with their employment. Declines in the value of our common stock could adversely affect our ability to attract or retain key employees and result in increased employee compensation expenses.

Our Co-CEO is the owner of two manufactured home retailers in Texas which could pose potential conflicts of interest.

        Kenneth E. Shipley, our co-Chief Executive Officer, is also the owner of Bell Mobile Homes and Shipley Bros., Ltd., manufactured home retailers located in Lubbock, Texas. These retailers are operated primarily by Mr. Shipley's brothers in a relatively small market and sell only Legacy manufactured homes. While we believe that these retailers do not present significant competition to our own chain of company-owned retail locations, Mr. Shipley may have potential conflicts of interest with respect to, among other things, potential business opportunities that may become available to him and/or our company. Moreover, while Mr. Shipley spends substantially all of his business and professional time and efforts with our company, potential conflicts of interest also include the amount of time and effort devoted by him to the affairs of Bell Mobile Homes and Shipley Bros., Ltd. We may be adversely affected if Mr. Shipley chooses to place the interests of these retailers before those of our company. Failure to resolve any conflicts of interest in favor of our company could adversely affect our business, financial condition and results of operations.

Changes in accounting principles or guidance, or in their interpretations, could result in unfavorable accounting charges or effects, including changes to our previously filed financial statements, which could cause our stock price to decline.

        We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a significant negative effect on our reported results and retroactively affect previously reported results, which, in turn, could cause our stock price to decline.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the accounting and internal controls provisions of the Foreign Corrupt Practices Act of 1977, as amended, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and The Nasdaq, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time and resources to complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an "emerging growth company," as defined by the JOBS Act. These new obligations will require substantial attention from our management team and could divert their attention away from the day-to-day management of our business. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers, and more expensive for us to obtain director and officer liability insurance.

We are exposed to the credit risk of our mobile home park customers, and nonpayment or nonperformance by these parties would reduce our cash flows.

        We are subject to risk from loss resulting from our mobile home park ("MHP") customers' nonperformance or nonpayment under their MHP notes. The concentration of credit risk may be affected by changes in economic or other conditions within our industry and may accordingly affect our overall credit risk. Although our MHP notes are secured by mobile homes and other assets and are personally guaranteed, in the event our customers experience a decline in their equity values or there is a lack of availability of alternative debt or equity financing, such conditions may result in a significant reduction in our customers' liquidity and ability to make payments or perform on their MHP notes to

us. As of September 30, 2018, no customer represented more than 20% of our MHP notes, and the largest customer, Gulf Stream Homes of LA, LLC, represented approximately 12% of our outstanding MHP notes. As of December 31, 2017, two customers, Gulf Stream Homes of LA, LLC and MHCA Homes, LLC, together represented more than 20% of our MHP notes, respectively. Any nonpayment or nonperformance by our MHP customers would reduce our cash flows.

We have identified material weaknesses in our internal control over financial reporting and failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock.

        For 2017 and prior periods, we identified certain material weaknesses in our internal controls related to lack of sufficient accounting processes and procedures in place, particularly in the areas of allowance for loan loss, finished goods inventory costing method, and revenue recognition, lack of sufficient experienced personnel to support preparation of financial statements for compliance with U.S. GAAP and SEC rules, and lack of policies and procedures to ensure the appropriate review and approval of user access rights and approval of journal entries in our financial reporting process. In connection with these material weaknesses, we have implemented certain remediation measures, including the adoption of appropriate processes and procedures with respect to key areas, including allowance for loan loss, finished goods inventory costing, and revenue recognition. We are also in the process of implementing remediation measures including providing further training of accounting personnel as well as hiring additional personnel, designing internal controls over financial reporting, including user access rights and journal entry processes and approvals, and researching more robust financial reporting databases and systems for implementation.

        If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

We are an "emerging growth company" and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our securities may be less attractive to investors.

        As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an "emerging growth company" under the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

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  are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

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  are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis");

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  are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on-frequency" and "say-on-golden-parachute" votes);

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  are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

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  may present only two years of audited financial statements and only two years of related Management's Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

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  are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

        We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

        Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a "smaller reporting company" under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management's assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

        Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Under current SEC rules, however, we will continue to qualify as a "smaller reporting company" for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

        We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions. If investors were to find our securities less attractive as a result of our election, we may have difficulty raising all of the proceeds we seek in this offering.

While we currently qualify as an "emerging growth company" under the JOBS Act, once we lose emerging growth company status, the costs and demands placed upon our management are expected to increase.

        Following this offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenue of at least $1.07 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed to be a "large accelerated filer," as defined under the Exchange Act. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile and your investment could decline in value.

        The market price of our common stock following this offering may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

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  quarterly variations in our results of operations;

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  results of operations that vary from the expectations of securities analysts and investors;

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  results of operations that vary from those of our competitors;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts;

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  publication of research reports about us or the home building industry;

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  announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

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  announcements by third parties of significant claims or proceedings against us;

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  changes affecting the availability of financing in the wholesale and consumer lending markets;

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  regulatory developments in the manufactured housing industry;

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  significant future sales of our common stock, and additions or departures of key personnel;

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  the realization of any of the other risk factors presented in this prospectus; and

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  general economic, market and currency factors and conditions unrelated to our performance.

        In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management's attention and resources.

Our common stock has no prior market and our stock price may decline after the offering.

        Prior to this offering, no public market has existed for our common stock. Although we have applied to have our common stock listed on The Nasdaq Global Market, an active trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. Our company and the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the market price of our common stock after the offering and you may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment.

Investors purchasing common stock in this offering will experience immediate dilution.

        The initial public offering price of shares of our common stock is higher than the pro forma as adjusted net tangible book value per outstanding share of our common stock. You will incur immediate dilution of $4.08 per share in the pro forma as adjusted net tangible book value of shares of our common stock, based on an assumed initial public offering price of $11.75 per share, the midpoint of the range set forth on the cover page of this prospectus. To the extent outstanding options are ultimately exercised, there will be further dilution of the common stock sold in this offering.

Future sales, or the perception of future sales, of a substantial amount of our shares of common stock could depress the trading price of our common stock.

        If we or our stockholders sell substantial amounts of our shares of common stock in the public market following this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales may make it more difficult for us to sell equity or equity-linked securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

        Immediately upon completion of this offering, based on the number of shares outstanding as of November 30, 2018, we will have 90,000,000 shares of common stock authorized and 23,500,000 shares of common stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares in this offering to cover over-allotments, if any). Of these shares, the 3,500,000 shares to be sold in this offering will be freely tradable. We, our executive officers and directors, and certain of our stockholders have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of 180 days following completion of this offering, with certain exceptions. Immediately upon the expiration of this lock-up period, 20,000,000 shares will be eligible for resale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to the volume, manner of sale, holding period and other limitations of Rule 144.

        In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 registering the issuance of 2,500,000 shares of common stock reserved for future issuance under our 2018 Incentive Compensation Plan. Shares registered under the registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Securities Act Rule 144 in the case of our affiliates.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, or if our actual results differ significantly from our guidance, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

        In addition, from time to time, we may release earnings guidance or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management's estimates as of the date of release. Some or all of the assumptions of any future guidance that we furnish may not materialize or may vary significantly from actual future results. Any failure to meet guidance or analysts' expectations could have a material adverse effect on the trading price or volume of our stock.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

        Our corporate documents, to be effective upon completion of this offering, and the Delaware General Corporation Law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions:

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  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to help defend against a takeover attempt;

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  establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

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  provide that stockholders are only entitled to call a special meeting upon written request by 33 1/3% of the outstanding common stock; and

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  require supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws.

        In addition, Delaware law prohibits large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances. These provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may limit new investors from influencing significant corporate decisions.

        Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in aggregate, beneficially own approximately 85.1% of our outstanding shares of common stock. These persons, acting together, would be able to determine the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not align with our interests or the interests of other stockholders and thereby could control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the incurrence or modification of debt by us, amendments to our certificate of incorporation and bylaws, and the entering of extraordinary transactions, such as a merger or sale of all or substantially all of our assets. In addition, these majority stockholders will be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. This concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

We do not expect to pay any dividends on our common stock for the foreseeable future.

        We currently expect to retain all future earnings, if any, for future operation, expansion and debt repayment and have no current plans to pay any cash dividends to holders of our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our operating results, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, we must comply with the covenants in our credit agreements in order to be able to pay cash dividends, and our ability to pay dividends generally may be further limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

        Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but are also contained in this prospectus. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "aim," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

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  our future financial performance, including our total net sales, cost of sales, operating expenses and profitability;

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  the sufficiency of our cash and cash equivalents to meet our liquidity needs;

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  our predictions about the manufactured housing industry and market trends;

  •
  our ability to attract and retain customers to purchase our manufactured homes;

  •
  the availability of favorable consumer and wholesale manufactured home financing;

  •
  our ability to successfully expand in our existing markets and into new markets and industry verticals; and

  •
  our ability to effectively manage our growth and future expenses.

        We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

        These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

        You should refer to the "Risk Factors" section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result, of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by federal securities law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 CORPORATE CONVERSION

        Prior to January 1, 2018, we operated as a Texas limited partnership under the name Legacy Housing, Ltd. Effective January 1, 2018, we converted into a Delaware corporation pursuant to a statutory conversion and changed our name to Legacy Housing Corporation. In order to consummate the Corporate Conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware and with the Secretary of State of the State of Texas. Holders of partnership interests in Legacy Housing, Ltd. received an initial allocation, on a proportional basis, of 20,000,000 shares of common stock of Legacy Housing Corporation. Before this offering, our capital stock consists of 90,000,000 shares of common stock authorized and 20,000,000 shares of common stock outstanding. In connection with this offering, we will issue an additional 3,500,000 shares of new common stock and, immediately following this offering, we will have 23,500,000 total shares of common stock outstanding, in each case, assuming the underwriters do not exercise their option to purchase additional shares.

        Following the Corporate Conversion, Legacy Housing Corporation continues to hold all property and assets of Legacy Housing, Ltd. and all of the debts and obligations of Legacy Housing, Ltd. We are now governed by a certificate of incorporation filed with the Secretary of State of the State of Delaware and bylaws, the material portions of which are described in the section of this prospectus entitled "Description of Capital Stock." On the effective date of the Corporate Conversion, the officers of Legacy Housing, Ltd. became the officers of Legacy Housing Corporation. As a result of the Corporate Conversion, we are now a federal corporate taxpayer as opposed to a pass-through entity for tax purposes.

        The purpose of the Corporate Conversion was to reorganize our corporate structure so that the top-tier entity in our corporate structure, the entity that is offering shares of common stock to the public in this offering, is a corporation rather than a limited partnership and so that our existing owners own shares of our common stock rather than partnership interests in a limited partnership.

        Except as otherwise noted herein, the financial statements included in this prospectus are those of Legacy Housing, Ltd.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $37.3 million (or approximately $43.1 million if the underwriters exercise their option in full to purchase additional shares of our common stock), based upon an assumed initial public offering price of $11.75 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Consistent with our long-term strategy of conservatively deploying our capital to achieve above average rates of return, we intend to use the net proceeds of this offering to expand our retail presence in the geographic markets we now serve, particularly in the southern United States. Each retail center requires between $1,000,000 and $2,000,000 to acquire the location, situate an office, provide inventory, and allocate the initial working capital. We expect to open 10 to 15 additional retail centers by the end of 2020. We also expect, based on our current financial position, that we will opportunistically increase our credit lines on terms that will allow us to rapidly expand the pace of our financing solutions for our retail consumers, giving our new retail centers the support they need to generate sales.

        We also expect to use a portion of the net proceeds to provide financing solutions to a select group of our community-owner customers, in a manner that includes developing new sites for products in or near urban locations where there is a shortage of sites to place our products. These solutions will be structured to give us an attractive return on investment, when coupled with the gross margin we make on products specifically targeted for these new manufactured housing communities.

        Additionally, in the event a major acquisition opportunity develops, we will evaluate and consider a geographical expansion or an expansion into affordable housing niches in our current geographical markets that we believe will be consistent with our long-term strategy of achieving above average rates of return within the affordable housing industry.

        We will use the remainder of the net proceeds from this offering for working capital and general corporate purposes, including investing in our sales and marketing, product enhancement efforts, and enhancing our corporate infrastructure and systems to assist in creating a more robust means of tracking data, automating back office functions, and improving our financial reporting system. We may allocate funds from other sources to fund some or all of these activities.

        We do not intend to significantly leverage our balance sheet. Rather, we expect that our debt-to-equity ratio will remain for the foreseeable future in our historical range of 1-to-1, or less. We may allocate some of the proceeds for paying down our current debt.

        The intended use of net proceeds from this offering represents our expectations based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses described in this prospectus. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

        Each $1.00 increase or decrease in the assumed initial public offering price of $11.75 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $3,255,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

 DIVIDEND POLICY

        Our board of directors will determine our future dividend policy based on our result of operations, financial condition, capital requirements and other circumstances. We have not previously declared or paid any cash dividends on our common stock. We anticipate that we will retain earnings to support operations and finance the growth of our business, as described in this prospectus. Accordingly, it is not anticipated that any cash dividends will be paid on our common stock in the foreseeable future. Previously, as a limited partnership, we made periodic minimal distributions to our partners, primarily to cover the partners' tax obligations.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2018:

  •
  on an actual basis without any adjustments to reflect subsequent or anticipated events; and

  •
  on an as-adjusted basis reflecting the receipt by us of the net proceeds from the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.75 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the underwriters' over-allotment option, as if each had occurred on September 30, 2018.

        The following information is illustrative only of our cash and cash equivalents and capitalization following the completion of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing in this prospectus.

	As of September 30, 2018
	Actual	As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$449	$37,769

Debt, current portion	$213	$213
Long-term debt, net of current portion	61,823	61,823
Stockholders' equity:
Common stock, $0.001 par value, 90,000,000 shares authorized; 20,000,000 shares issued and outstanding; 23,500,000 shares issued and outstanding, as adjusted(1)	20	24
Additional paid-in capital	124,251	161,567
Retained earnings	18,735	18,735

Total stockholders' equity	143,006	180,326

Total liabilities and equity(2)	$233,656	$270,976

(1)
Only the 3,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining 20,000,000 shares of common stock outstanding after this offering will be "restricted securities" as such term is defined in Rule 144 under the Securities Act and will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, subject to any volume and other limitations applicable to the holders of such shares.

(2)
A $1.00 increase or decrease in the assumed initial public offering price of $11.75 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $3,255,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma, as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of common stock.

        As of September 30, 2018, we had a pro forma net tangible book value of $143,005,440, or $7.15 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2018, after giving effect to the Corporate Conversion.

        Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of 3,500,000 shares of our common stock in this offering at an assumed initial public offering price of $11.75 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018, would have been approximately $180,326,000, or $7.67 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $0.52 per share to existing stockholders and an immediate dilution of $4.08 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution on a per share basis:

Amount
Assumed initial public offering price	$11.75
Pro forma net tangible book value (deficit) before offering	7.15
Increase in pro forma net tangible book value attributable to new investors	0.52

Pro forma as adjusted net tangible book value after offering	7.67

Dilution in pro forma net tangible book value to new investors	$4.08

        The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $11.75 per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $0.15 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Holders of partnership interests in Legacy Housing, Ltd. received an initial allocation, on a proportional basis, of 20,000,000 shares of common stock of Legacy Housing Corporation. Before the offering, our capital stock consists of 90,000,000 shares of common stock authorized and 20,000,000 shares of common stock outstanding. In connection with this offering, we will issue an additional 3,500,000 shares of new common stock and, immediately following this offering, we will have 23,500,000 total shares of common stock outstanding, in each case, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise their over-allotment option in full to purchase 525,000 additional shares of common stock from us in this offering to cover over-allotments, if any, the pro forma as adjusted net tangible book value per share after the offering would be $7.74 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $0.59 per share and the dilution per share to new investors purchasing common stock in this offering would be $4.01 per share.

        The following table illustrates, as of September 30, 2018, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $11.75 per share, the midpoint of the price range on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	20,000,000	85.1%	143,005,440	77.7%	7.15
New investors	3,500,000	14.9%	41,125,000	22.3%	11.75

Total	23,500,000	100.0%	184,130,440	100.0%

        Each $1.00 increase or decrease in the assumed initial public offering price of $11.75 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $3,225,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The number of shares of common stock shown above to be outstanding after this offering is based on 20,000,000 shares of our common stock outstanding as of September 30, 2018 and excludes 2,500,000 shares of our common stock reserved for future issuance under our 2018 Incentive Compensation Plan.

        In addition, if the underwriters exercise their over-allotment option to purchase additional shares in full, the number of shares held by new investors would increase to 4,025,000, or 16.8% of the total number of shares of our common stock outstanding after this offering.

        To the extent that options are exercised, new options are issued under our 2018 Incentive Compensation Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the financial statements and accompanying notes and the information contained in other sections of this prospectus, particularly under the headings "Risk Factors" and "Business." It contains forward-looking statements that involve risks and uncertainties, and is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those anticipated by our management in these forward-looking statements as a result of various factors, including those discussed below and in this prospectus, particularly under the heading "Risk Factors."

Overview

        Legacy Housing Corporation builds, sells and finances manufactured homes and "tiny houses" that are distributed through a network of independent retailers and company-owned stores and are sold directly to manufactured housing communities. We are the fourth largest producer of manufactured homes in the United States as ranked by number of homes manufactured based on information available from the Manufactured Housing Institute and IBTS for the second quarter of 2018. With current operations focused primarily in the southern United States, we offer our customers an array of quality homes ranging in size from approximately 390 to 2,667 square feet consisting of 1 to 5 bedrooms, with 1 to 3 1/2 bathrooms. Our homes range in price, at retail, from approximately $22,000 to $95,000. In 2017, we built and sold 3,274 home sections (which are entire homes or single floors that are combined to create complete homes). During the first nine months of 2018, we have sold 3,045 home sections. We commenced operations in 2005 and have experienced strong sales growth and increased our equity holders' capital at a compound annual growth rate of approximately 25% between 2009 and 2017. We currently have the largest backlog of orders in our company's 13-year history.

        We believe our company is one of the most vertically integrated in the manufactured housing industry, allowing us to offer a complete solution to our customers, from manufacturing custom-made homes using quality materials and distributing those homes through our expansive network of independent retailers and company-owned distribution locations, to providing tailored financing solutions for our customers. Our homes are constructed in the United States at one of our three manufacturing facilities in accordance with the construction and safety standards of the U.S. Department of Housing and Urban Development ("HUD"). Our factories employ high-volume production techniques that allow us to produce, on average, as of the date of this prospectus, approximately 75 home sections, or 62 fully-completed homes depending on product mix, in total per week. We use quality materials and operate our own component manufacturing facilities for many of the items used in the construction of our homes. Each home can be configured according to a variety of floor plans and equipped with such features as fireplaces, central air conditioning and state-of-the-art kitchens.

        Our homes are marketed under our premier "Legacy" brand name and currently are sold primarily across 15 states through a network of 115 independent retail locations, 11 company-owned retail locations and through direct sales to owners of manufactured home communities. Our 11 company-owned retail locations, including nine Heritage Housing stores and two Tiny House Outlet stores exclusively sell our homes. During 2017, 62% of our manufactured homes were sold in Texas, followed by 8% in Georgia, 8% in Colorado, 5% in Oklahoma, and 4% in Louisiana. For the nine months ended September 30, 2018, our largest sales occurred in Texas (59%), Georgia (12%), Louisiana (9%), and Oklahoma (4%). We plan to deepen our distribution channel by using a portion of the net proceeds of this offering to expand our company-owned retail locations in new and existing markets.

        We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and

us. We also provide consumer financing for our products which are sold to end-users through both independent and company-owned retail locations, and we provide financing to manufactured housing community owners that buy our products for use in their manufactured housing communities. Our ability to offer competitive financing options at our retail locations provides us with several competitive advantages and allows us to capture sales which may not have otherwise occurred without our ability to offer consumer financing.

Corporate Conversion

        Prior to January 1, 2018, we were a Texas limited partnership named Legacy Housing, Ltd. Effective January 1, 2018, we converted into a Delaware corporation pursuant to a statutory conversion, or the Corporate Conversion, and changed our name to Legacy Housing Corporation. All of our outstanding partnership interests were converted on a proportional basis into shares of common stock of Legacy Housing Corporation. For more information, see "Corporate Conversion."

        Following the Corporate Conversion, Legacy Housing Corporation continues to hold all of the property and assets of Legacy Housing, Ltd. and all of the debts and obligations of Legacy Housing, Ltd. continue as the debts and obligations of Legacy Housing Corporation. The purpose of the Corporate Conversion was to reorganize our corporate structure so that the top-tier entity in our corporate structure, the entity that is offering common stock to the public in this offering, is a corporation rather than a limited partnership and so that our existing owners own shares of our common stock rather than partnership interests in a limited partnership. Except as otherwise noted, the financial statements included in this prospectus are those of Legacy Housing, Ltd.

Factors Affecting Our Performance

        We believe that the growth of our business and our future success depend on various opportunities, challenges, trends and other factors, including the following:

  •
  Consistent with our long-term strategy of conservatively deploying our capital to achieve above average rates of return, we intend to expand our retail presence in the geographic markets we now serve, particularly in the southern United States. Each retail center requires between $1,000,000 and $2,000,000 to acquire the location, situate an office, provide inventory, and provide the initial working capital. We expect to open 10 to 15 additional retail centers by the end of 2020. We also expect that, with our solid balance sheet, we will opportunistically increase our credit lines on terms that will allow us to rapidly expand the pace of our financing solutions for our retail consumers, giving our new retail centers the support they need to generate sales.

  •
  We also expect to provide financing solutions to a select group of our manufactured housing community-owner customers in a manner that includes developing new sites for products in or near urban locations where there is a shortage of sites to place our products. These solutions will be structured to give us an attractive return on investment when coupled with the gross margin we expect to make on products specifically targeted for sale to these new manufactured housing communities.

  •
  Finally, our financial performance will be impacted by our ability to fulfill current orders for our manufactured homes from dealers and customers. Currently, our two Texas manufacturing facilities are operating at near peak capacity, with limited ability to increase the volume of homes produced at those plants. Our Georgia manufacturing facility has some additional capacity to increase the number of homes that can be manufactured, and we intend to increase production at the Georgia facility over time, particularly in response to orders increasingly being generated from new markets in Florida and the Carolinas. In order to maintain our growth, we will need to be able to continue to properly estimate anticipated future volumes when making commitments regarding the level of business that we will seek and accept, the mix of products that we intend to manufacture, the timing of production schedules and the levels and utilization of inventory, equipment and personnel.

Critical Accounting Policies and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Management believes the following accounting policies are critical to our operating results or may affect significant judgments and estimates used in the preparation of our financial statements.

  Allowance for Loan Losses—Consumer Loan Receivable

        The allowance for loan losses reflects management's estimate of losses inherent in the consumer loans that may be uncollectible based upon review and evaluation of the consumer loan portfolio as of the date of the balance sheet. A reserve is calculated after giving consideration to, among other things, the loan characteristics, including the financial condition of borrowers, the value and liquidity of collateral, delinquency and historical loss experience.

        The allowance for loan losses is comprised of two components: the general reserve and specific reserves. Our calculation of the general reserve considers the historical loss rate for the last three years, adjusted for the estimated loss discovery period and any qualitative factors both internal and external to our company. Specific reserves are determined based on probable losses on specific classified impaired loans.

        Our policy is to place a loan on nonaccrual status when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due, which is normally when either principal or interest is past due and remains unpaid for 90 days or more. Management implemented this policy based on an analysis of historical data and performance of loans and the likelihood of recovery once principal or interest payments became delinquent and were aged 90 days or more. Payments received on nonaccrual loans are accounted for on a cash basis, first to interest and then to principal, as long as the remaining book balance of the asset is deemed to be collectible. The accrual of interest resumes when the past due principal or interest payments are brought within 90 days of being current.

        Impaired loans are those loans where it is probable we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impaired loans are generally measured based the fair value of the collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible. A loan is generally deemed impaired if it was 90 days or more past due on principal or interest, was in bankruptcy proceedings, or in the process of repossession. A specific reserve is created for impaired loans based on fair value of underlying collateral value. We used certain factors to determine to the value of the underlying collateral for impaired loans. These factors were: (1) the length of time the unit was unsold after construction; (2) the amount of time the house was occupied; (3) the cooperation level of the borrowers, i.e., loans requiring legal action or extensive field collection efforts will reduce the value; (4) units located on private property present additional value loss because it tends to be more expensive to remove units from private property as opposed to a manufactured home park; (5) the length of time the borrower has lived in the house without making payments; (6) location and size, including market conditions; and (7) the experience and expertise of the particular dealer assisting in collection efforts.

        Collateral for repossessed loans is acquired through foreclosure or similar proceedings and is recorded at the estimated fair value of the home, less the costs to sell. At repossession, the fair value of the collateral is computed based on the historical recovery rates of previously charged-off loans; the loan is charged off and the loss is charged to the allowance for loan losses. At each reporting period, the fair value of the collateral is adjusted to the lower of the amount recorded at repossession or the estimated sales price less estimated costs to sell, based on current information.

  Allowance for Loan Losses—MHP Notes

        MHP Notes are stated at amounts due from customers net of allowance for loan losses. We determine the allowance by considering several factors including the aging of the past due balance, the customer's payment history, and our previous loss history. We establish an allowance reserve composed of specific and general reserve amounts that are deemed to be uncollectible.

  Inventories

        Inventories consist of raw materials, work-in-process, and finished goods and are stated at the lower of cost or net realizable value. Raw materials cost is based on the first-in first-out method. Finished goods and work-in-process are based on a standard cost system that approximates actual costs using the specific identification method.

        Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the product to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory.

        We evaluate inventory based on historical experience to estimate our inventory not expected to be sold in less than a year. We classify our inventory not expected to be sold in one year as non-current.

  Property, Plant and Equipment

        Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of each asset. Estimated useful lives for significant classes of assets are as follows: buildings and improvements, 30 to 39 years; vehicles, 5 years; machinery and equipment, 7 years; and furniture and fixtures, 7 years. Repair and maintenance charges are expensed as incurred. Expenditures for major renewals or betterments which extend the useful lives of existing property, plant, and equipment are capitalized and depreciated. We periodically evaluate the carrying value of long-lived assets to be held and used and when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

  Dealer Incentive Liability

        Under a dealer agreement with qualified dealers, a portfolio is created for the houses sold by the dealer with consumer loan arrangements financed by our company. The dealer is eligible to receive dealer incentive, which is a portion of total collections on a consumer loan portfolio after our contribution (collection thresholds set per the terms of dealer agreement) is met.

        A dealer incentive liability is recorded on our balance sheet based on total outstanding balance of individual dealer loan portfolios at period end, less the remaining portion of our contribution in respective portfolios.

  Revenue Recognition

  Direct Sales

        Revenue from homes sold to independent retailers that are not financed and not under a consignment arrangement are generally recognized upon execution of a sales contract and when the home is shipped, at which time title passes to the independent retailer and collectability is reasonably assured. These types of homes are generally either paid for prior to shipment or floor plan financed by the independent retailer through standard industry arrangements, which can include repurchase agreements.

  Commercial Sales

        Revenue from homes sold to mobile home parks under commercial loan programs involving funds provided by our company is recognized when the home is shipped, at which time title passes to the customer and a sales and financing contract is executed and the down payment received, and collectability is reasonably assured.

  Consignment Sales

        We provide floor plan financing for independent dealers, which takes the form of a consignment arrangement. Sales under a consignment agreement are recognized as revenue when we enter into a sales contract and receive full payment for cash sales, and title passes; or, upon execution of a sales and financing contract, with a down payment received from and upon delivery of the home to the final individual customer, at which time title passes and collectability is reasonably assured. For homes sold to customers through dealers under consignment arrangements and financed by us, a percentage of profit is paid to the dealer up front as a commission for sale and also reimburses certain direct expenses incurred by the dealer for each transaction. Such payments are recorded as cost of product sales in our statement of operations.

  Retail Store Sales

        Revenue from direct retail sales through company-owned retail locations are generally recognized when the customer has entered into a legally binding sales contract, and payment received, the home is delivered at the customer's site, title has transferred, and collection is reasonably assured. Retail sales financed by us are recognized as revenue upon the execution of a sales and financing contract with a down payment received and upon delivery of the home to the final customer, at which time title passes and collectability is reasonably assured.

        Revenue is recognized net of sales taxes.

  Segment Reporting

        We considered the guidance in ASC 280-10-50 in determining that we have a single reportable segment. All of our activities are interrelated, and each activity is dependent and assessed based on how each of the activities of our company supports the others. For example, the sale of manufactured homes is done through wholesale and retail operations that include providing transportation and consignment arrangements with dealers. We also provide financing options to the customers to facilitate such sale of homes. In addition, the sale of homes is directly related to financing provided by us. Accordingly, all significant operating and strategic decisions by the chief operating decision-maker are based upon analyses of our company as one segment or unit.

  Product Warranties

        We provide retail home buyers with a one-year warranty from the date of purchase on manufactured inventory. Product warranty costs are accrued when the covered homes are sold to customers. Product warranty expense is recognized based on the terms of the product warranty and the related estimated costs. Factors used to determine the warranty liability include the number of homes under warranty and the historical costs incurred in servicing the warranties. The accrued warranty liability is reduced as costs are incurred and warranty liability balance is included as part of accrued liabilities in our balance sheet.

Results of Operations

        The following discussion should be read in conjunction with the information set forth in the financial statements and the accompanying notes appearing elsewhere in this prospectus.

  Comparison of Nine Months ended September 30, 2018 and 2017 (in thousands)

	Nine months ended September 30,
	2018	2017	$ change	% change
Net revenue:
Product sales	$110,498	$73,015	$37,483	51%
Consumer and MHP loans interest	13,653	11,478	2,175	19%
Other	3,088	2,287	801	35%

Total net revenue	127,239	86,780	40,459	47%

Operating expenses:
Cost of product sales	83,323	56,524	26,799	47%
Selling, general administrative expenses	14,768	11,641	3,127	27%
Dealer incentive	459	821	(362)	–44%

Income from operations	28,689	17,794	10,895	61%

Other income (expense)
Non-operating interest income	189	224	(35)	–16%
Miscellaneous, net	122	354	(232)	–66%
Interest expense	(2,027)	(1,531)	(496)	32%

Total other	(1,716)	(953)	(763)	80%

Income before income tax expense	26,973	16,841	10,132	60%
Income tax expense	(8,238)	(107)*	(8131)	7599%

Net income	$18,735	$16,734	$2,001	12%

*
We were a partnership in 2017 and, therefore a pass-through entity with respect to taxes. However, the pro forma tax provision for 2017 reflects a total of $6.0 million would have been the tax expense in 2017 if we had been a corporation, and the pro forma net income as of September 30, 2017 would have been $10.7 million.

        Product sales in the first nine months of 2018 were approximately $110.5 million, compared to product sales of $73.0 million during the first nine months of 2017. This was driven by an increased volume of homes sold, as well as a series of price increases. Likewise, our company-owned retail stores have started to increase their volume of sales, including approximately $10.5 million of sales through the first nine months of 2018, as compared with approximately $6.6 million in sales for the same period in 2017, which represents a 59% increase in sales for our company-owned stores. The first quarter of 2018 also included home sales of approximately $8.9 million in sales as a subcontractor operating under a contract with FEMA to provide housing for victims of hurricane Harvey.

        Net revenue attributable to our factory-built housing consisted of the following during the first nine months of 2018 and 2017:

	Nine Months ended September 30, (in thousands)
	2018	2017	$ Change	% Change
Net revenue:
Products sold	$110,498	$73,015	$37,482	51%
Total products sold	2,608	1,978	630	32%
Net revenue per product sold	$42,369	$36,913	$5,456	15%

        In 2018, our net revenue per product sold increased in part because of increased sales to manufactured home communities and increased sales through our company-owned stores, all of which carry higher margins. In addition, there were multiple price increases to our product prices due to rising material and labor costs, which resulted in higher home sales prices and more revenue generated per home sold. Additionally, sales and production volumes increased, driven by greater demand for our products.

        The cost of product sales was approximately $83.3 million in the first nine months of 2018 compared to $56.5 million during the same period of 2017. These additional costs were primarily related to the production of a greater volume of homes in 2018, increased material costs and the continued and expanded operations of our company-owned stores.

        Total net revenue through September 30, 2018 was approximately $127.2 million compared to total net revenue of $86.8 million during the first nine months of 2017. This increase was primarily due to increases in total sales volume and prices of our homes. In addition, our interest income grew 19% on a comparative basis between the first nine months of 2017 and 2018 due to our company increasing our outstanding MHP Notes by approximately $12.9 million and the consumer loan portfolio by approximately $8.3 million between September 30, 2017 and September 30, 2018.

        Selling, general and administrative expenses in the first nine months of 2018 were approximately $14.8 million compared to selling, general and administrative expenses of $11.6 million during the same period of 2017. This increase was primarily due to increased operations of our company-owned retail lots, as well as the opening of a corporate office in Bedford, Texas and a sales office in Norcross, Georgia.

        Other income (expense) was a loss of $1.7 million in the first nine months of 2018, as compared to a loss of $953,000 for the same period in 2017. This additional expense was primarily due to an increase in interest rates and our borrowing additional amounts on lines of credit.

        Income tax expense for the first nine months of 2018 was approximately $8.2 million compared to $107,000 for the same period in 2017. This increase in tax expense was primarily due to a structural change of our tax status from a partnership to a corporation. The change in tax status required the recognition of a deferred tax liability between the historical cost basis and tax basis of our assets and liabilities as the result of our deemed change in tax status to a subchapter C corporation. The resulting net deferred tax liability was recorded as a one-time income tax expense of approximately $2.1 million.

        Net income for the first nine months of 2018 was approximately $18.7 million as compared to $16.7 million for the same period in 2017. This increase was primarily due to increased sales amounts and prices and an increase in the outstanding principal balance of the MHP Notes and the consumer loan portfolio, offset by income tax expenses recorded in 2018 after our tax status conversion to a corporation.

  Comparison of Years ended December 31, 2017 and 2016 (in thousands)

	Years ended December 31,
	2017	2016 (Restated)	$ change	% change
Net revenue:
Product sales	$109,750	$93,394	$16,356	18%
Consumer and MHP loans interest	15,647	13,739	1,908	14%
Other	3,339	3,412	(73)	–2%

Total net revenue	128,736	110,545	18,190	16%

Operating expenses:
Cost of product sales	82,498	77,329	5,169	7%
Selling, general administrative expenses	17,105	13,580	3,525	26%

Dealer incentive	1,038	1,211	(173)	–14%
Income from operations	28,095	18,425	9,670	52%
Other income (expense)
Non-operating interest income	272	214	58	27%
Miscellaneous, net	149	102	47	46%
Interest expense	(2,044)	(1,244)	(800)	64%

Total other	(1,623)	(928)	(695)	75%

Income before income tax expense	26,472	17,497	8,975	51%
Income tax expense	(124)	(158)	34	–22%

Net income	$26,348	$17,339	$9,009	52%

        Product sales in 2017 was approximately $109.8 million, compared to product sales of $93.4 million during 2016. In addition, this increase was driven by opening five company-owned stores to generate additional manufactured home sales during 2017 and having the Eatonton, Georgia plant in operation for all of 2017, as opposed to only nine months in 2016. Net revenue attributable to our factory-built housing consisted of the following in 2017 and 2016:

	Years Ended December 31, (in thousands)
	2017	2016 (Restated)	$ Change	% Change
Net revenue:
Products sold	$109,750	$93,394	$16,356	18%
Total products sold	2,900	2,452	448	18%
Net revenue per product sold	$37,845	$38,089	$(244)	–0.6%

        In 2017, rising material and labor input costs resulted in higher sales prices, but also kept the revenue per product sold substantially similar to the prior year. Our product prices are also periodically adjusted for the cost and availability of raw materials included in, and labor used to produce, each home. For these reasons, we have experienced, and may experience in the future, volatility in overall net revenue per product sold. Additionally, sales and production volumes increased, driven by greater demand for our products.

        The cost of product sales was approximately $82.5 million compared to $77.3 million during 2016. These additional costs were primarily related to the production of a greater volume of homes in 2017.

        Total net revenue in 2017 was approximately $128.7 million compared to total net revenue of $110.5 million during 2016. This increase was primarily due to increases in total sales volume and prices of our homes, primarily due to the opening of five additional company-owned stores and having the Eatonton, Georgia plant in operation for all of 2017. In addition, our interest income grew 14% year-over-year due to our company increasing our outstanding MHP Notes by $19,715,000 and consumer loan portfolio by $17,980,000 between December 31, 2016 and December 31, 2017.

        Selling, general and administrative expenses in 2017 were approximately $17.1 million compared to selling, general administrative expenses of $13.6 million during 2016. This increase was primarily due to the opening of five additional company-owned stores and the expenses associated with operating the Eatonton, Georgia plant for the entirety of 2017, as compared to the Georgia plant only being operational for a portion of 2016.

        Other income (expense) was a loss of $1.6 million in 2017, as compared to a loss of $928,000 in 2016. This additional expense was primarily due to an increase in interest rates and our borrowing additional amounts on our lines of credit.

        State income tax expense in 2017 was approximately $124,000 compared to state income tax expense of $158,000 during 2016. This decrease in tax expense was primarily due to an increase in activity and revenue outside the state of Texas that was not subject to certain margin taxes on sales in Texas.

        Net income in 2017 was approximately $26.3 million compared to net income of $17.3 million during 2016. This increase was primarily due to the opening of five additional company-owned stores, having the Eatonton, Georgia plant in operation for the entirety of 2017, increased sales amounts and prices, and an increase in MHP Notes and our consumer loan portfolio.

Liquidity and Capital Resources

  Cash and Cash Equivalents

        We consider all cash and highly liquid investments with an original maturity of three months or less to be cash equivalents. We maintain cash balances in bank accounts that may, at times, exceed federally insured limits. We have not incurred any losses from such accounts and management considers the risk of loss to be minimal. We believe that cash and cash equivalents at September 30, 2018, together with cash flow from operations and the proceeds from this offering, will be sufficient to fund our operations and provide for growth for the next 12 to 18 months and into the foreseeable future. As of September 30, 2018, we had approximately $449,000 in cash and cash equivalents, compared to $670,000 as of September 30, 2017.

  Cash Flow Activities

	Nine Months ended September 30,		Year ended December 31,
	2018	2017	2017	2016
	(in thousands)
				(restated)
Net cash provided by (used in) operating activities	$562	$5,963	$4,691	($1,903)
Net cash provided by (used in) investing activities	($6,017)	($227)	($2,256)	($3,472)
Net cash provided by (used in) financing activities	$5,476	($6,075)	($3,016)	$6,084

Net change in cash and cash equivalents	$21	($339)	$(581)	$709
Cash and cash equivalents at beginning of period	$428	$1,009	$1,009	$300

Cash and cash equivalents at end of period	$449	$670	$428	$1,009

  Comparison of Cash Flow Activities from September 30, 2018 to September 30, 2017

        Net cash provided by our operating activities for the nine months ended September 30, 2018 decreased to approximately $562,000 compared to $6.0 million for the comparable period in 2017. The change in operating cash flow for the company is attributed to an increase of net income for the nine months ended September 30, 2018 compared to 2017, which was offset by an increase in net working capital used for additional loan originations associated with higher demand for home sales to MHPs and a decrease in operating cash flow attributed to an increase in inventory purchases during the nine months ended September 30, 2018 compared to the same period in 2017 to meet demands for existing and newly-opened company-owned stores. The decrease in operating cash flows described above was offset by higher volumes of principal pay-downs on loan receivables and cash collections on accounts receivable, an increase in accrued liabilities primarily attributed to increases in income taxes payable due to the incorporation of the company, and other changes in operating assets and liabilities due primarily to timing differences and non-cash charges.

        Net cash flows used by investing activities for the nine months ended September 30, 2018 totaled approximately $6.0 million compared to $227,000 for the same period in 2017. This difference was due primarily to $4.2 million used for the acquisition of land for development and a loan for manufactured housing park development totaling approximately $935,000.

        Cash flows provided by financing activities was approximately $5.5 million for the nine months ended September 30, 2018 compared to $6.1 million for the same period in 2017. This difference was primarily due to the change in our structure from a partnership to a corporation, which meant there were no distributions made in 2018 to partners as would have occurred in prior years for the payment of taxes on their allocable share of partnership income. In addition, these differences were due to an increase of approximately $5.0 million from our credit lines.

  Comparison of Cash Flow Activities from 2017 to 2016

        Net cash provided by our operating activities for the year ended December 31, 2017 totaled approximately $4.7 million compared to net cash used in our operations for the year ended December 31, 2016 of $1.9 million. The change in cash used was due primarily to higher net income in 2017 compared to 2016. This increase was primarily due to the opening of five additional company-owned stores in 2017, having the Eatonton, Georgia plant in operation for the entirety of 2017, increased sales amounts and prices, and an increase in MHP Notes and the consumer loan portfolio.

        Net cash flows used by investing activities for the year ended December 31, 2017 totaled approximately $2.3 million compared to net cash used in our investing activities for the year ended

December 31, 2016 of $3.5 million. This difference was due primarily to the purchase of real property (as opposed to leasing) in 2016 for retail lots.

        Cash flows used in financing activities was approximately $3.0 million for the year ended December 31, 2017 compared to net cash provided by financing activities of $6.1 million for the year ended December 31, 2016. This difference was primarily due to paying down lines of credit in 2017 using cash provided by operating activities from increased sales volume, as well as additional distributions made to partners in 2017 for tax payments on their allocable share of partnership income. These additional distributions for taxes historically would have been made in 2018, but were provided in 2017 because we were converting from a partnership to a corporation effective January 1, 2018, and there could not be any distributions under a corporate structure.

  Indebtedness

        Capital One Revolver.    We have a revolving line of credit ("Revolver 1") with Capital One, N.A. with a maximum credit limit of $35,000,000 as of December 31, 2016. On May 12, 2017, Revolver 1 was amended to extend the maturity date to May 11, 2020 and increase the maximum borrowing availability under Revolver 1 to $45,000,000. For the period ended September 30, 2018 and the year ended December 31, 2017, Revolver 1 accrued interest at one month LIBOR plus 2.40%. The interest rates in effect as of September 30, 2018 and December 31, 2017 were 4.5% and 3.78%, respectively. Amounts available under Revolver 1 are subject to a formula based on eligible consumer loans and MHP Notes and are secured by all accounts receivable and a percentage of the consumer loans receivable and MHP Notes. The amount of available credit under Revolver 1 was $3,990,000 and $6,906,000 at September 30, 2018 and December 31, 2017, respectively. For the periods ended September 30, 2018 and September 30, 2017, interest expense was $1,332,000 and $954,000, respectively. The outstanding balance as of September 30, 2018 and December 31, 2017 was $41,010,000 and $38,094,000, respectively. We were in compliance with all financial covenants as of September 30, 2018, including that we maintain a tangible net worth of at least $30,000,000 and that we maintain a ratio of debt to EBITDA of 4-to-1, or less.

        Veritex Community Bank Revolver.    In April 2016, we entered into an agreement with Veritex Community Bank to secure an additional revolving line of credit of $15,000,000 ("Revolver 2"). Revolver 2 accrues interest at one month LIBOR plus 2.50% and all unpaid principal and interest is due at maturity on April 4, 2021. Revolver 2 is secured by all finished goods inventory excluding repossessed homes. Amounts available under Revolver 2 are subject to a formula based on eligible inventory. The interest rates in effect as of September 30, 2018 and 2017 was 4.60% and 3.87%, respectively. On May 12, 2017, we entered into an agreement to increase the maximum borrowing availability under Revolver 2 to $20,000,000. On October 15, 2018, Revolver 2 was amended to extend the maturity date from April 4, 2019 to April 4, 2021. The amount of available credit under Revolver 2 was $3,000,000 at September 30, 2018 and $5,000,000 at December 31, 2017. For the nine months ending September 30, 2018 and September 30, 2017, interest expense was $505,000 and 379,000, respectively. The outstanding balance as of September 30, 2018 was $17,000,000 and $15,000,000 as of December 31, 2017. We were in compliance with all financial covenants as of September 30, 2018, including that we maintain a tangible net worth of at least $80,000,000.

        Notes Payable.    On April 7, 2011, we signed a promissory note for $4,830,000 with Woodhaven Bank. The amount due under the promissory note accrues interest at an annual rate of 3.85% through February 2, 2017 and then at the prime interest rate plus 0.60% through maturity on April 7, 2018. The loan was subsequently renewed through April 7, 2033. The promissory note calls for monthly principal and interest payments of $30,000 with a final payment due at maturity. The interest rates in effect as of September 30, 2018 and December 31, 2017 were 4.25% and 4.35%, respectively. The note is secured by certain of our real property. Interest paid on the note payable was $122,000 and $125,000 for the nine months ended September 30, 2018 and 2017, respectively. The balance outstanding on the note payable at September 30, 2018 and December 31, 2017 was $3,602,000 and $3,734,000, respectively.

        On May 24, 2016, we signed a promissory note for $515,000 with Eagle One, LLC collateralized by the purchase of real property located in Oklahoma City, Oklahoma. The amount due under the promissory note accrues interest at an annual rate of 6.00%. The promissory note calls for monthly principal and interest payments of $6,000 until June 1, 2026. Interest paid on the note payable was $22,000 for the nine months ending September 30, 2018 and 2017. The balance outstanding on the note payable at September 30, 2018 and December 31, 2017 was $424,000 and $453,000, respectively.

        Notes Payable to an Affiliate.    On February 2, 2016, we entered into a $1,500,000 note payable agreement with stated annual interest rates of 3.75% with Shipley & Sons, Ltd., a related party through the common ownership of Kenneth E. Shipley, a significant shareholder of our company and our Co-Chief Executive Officer. The note is due on demand. Interest paid on the note payable was $42,000 for the nine months ended September 30, 2018 and September 30, 2017. The balance outstanding on the note payable at September 30, 2018 and December 31, 2017 was $1,500,000. On October 18, 2018, this note payable was paid in full.

        PILOT Agreement.    In December 2016, we entered into a Payment in Lieu of Taxes ("PILOT") agreement commonly offered in Georgia by local community development programs to encourage industry development. The net effect of the PILOT agreement is to provide us with incentives through the abatement of local, city and county property taxes and to provide financing for improvements to our Georgia plant (the "Project"). In connection with the PILOT agreement, the Putman County Development Authority provides a credit facility for up to $10,000,000, which can be drawn upon to fund Project improvements and capital expenditures as defined in the agreement. If funds are drawn, we would pay transactions costs and debt service payments. The PILOT agreement requires interest payments of 6.00% per annum on outstanding balances, which are due each December 1 through maturity on December 1, 2021, at which time all unpaid principal and interest are due. The PILOT agreement is collateralized by the assets of the Project. As of September 30, 2018, we had not drawn down on this credit facility.

Contractual Obligations

        The following table is a summary of contractual cash obligations as of September 30, 2018:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years
Lines of credit	$58,010,000	—	41,010,000	17,000,000	—
Notes payable	4,026,000	213,000	465,000	503,000	2,845,000
Operating lease obligations	$3,193,000	566,000	963,000	692,000	972,000

Off-Balance Sheet Arrangements

        We did not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, net sales, results of operations, liquidity or capital expenditures. However, we do have repurchase obligations related to wholesale financing provided to industry retailers. Under these agreements, we have agreed to repurchase homes at declining prices over the term of the agreement (24 months). Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. The maximum amount of our contingent obligations under such repurchase agreements was approximately $1,765,000 and $2,394,000 as of December 31, 2017 and September 30, 2018, respectively, without reduction for the resale value of the homes. We may be required to honor contingent repurchase obligations in the future and may incur additional expense as a consequence of these repurchase agreements.

Income Taxes

        On January 1, 2018, our company changed its income tax status from a partnership to a subchapter C corporation. As a corporation, we will account for income taxes under by Accounting for Income Taxes ASC 740. The change in tax status requires the recognition of a deferred tax liability for the initial temporary differences at the time of the change in status. The resulting net deferred tax liability was recorded as a one-time income tax expense.

        Our company will provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

        We will prepare and file tax returns based on interpretations of tax laws and regulations. In the normal course of business our tax returns will be subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities.

        In determining our company's tax provision for financial reporting purposes, we will establish a reserve for uncertain income tax positions unless it is determined to be "more likely than not" that such tax positions would be sustained upon examination, based on their technical merits. That is, for financial reporting purpose, our company will only recognize tax benefits taken on the tax return if it believes it is "more likely than not" that such tax position would be sustained. There will be considerable judgment involved in determining whether it is "more likely than not" that such tax positions would be sustained.

        Our company will adjust its tax reserve estimates periodically because of ongoing examinations by, and settlements with, varying taxing authorities, as well as changes in tax laws, regulations and interpretations. The consolidated tax provision of any given period will include adjustments to prior year income tax accruals and related estimated interest charges that are considered appropriate.

Recent Accounting Pronouncements

        We have elected to use longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act as an emerging growth company.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

        In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the new revenue standard. We will adopt the requirements of the new standard in the fiscal year beginning January 1, 2019 using the modified retrospective transition method. We have engaged a third party to evaluate the impact of the adoption of ASU 2014-09 and are uncertain of the impact on our financial statements at this point in time.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and an asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous requirements. We plan to use longer phase-in period for adoption and accordingly this ASU is effective for our fiscal year beginning January 1, 2020. Modified retrospective application and early adoption is permitted. We are currently assessing the impact the adoption of this standard will have on our operations and our financial statements.

        In June 2016, the FASB issued an accounting standards update ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down and affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. We plan to use longer phase-in period for adoption and accordingly this ASU is effective for our fiscal year beginning January 1, 2021. We are continuing to evaluate the impact of the adoption of this ASU and are uncertain of the impact on our financial statements at this point in time.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of these exemptions until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption.

Controls and Procedures

        We will not be required to comply with the internal control requirements of the Sarbanes-Oxley Act prior to our fiscal year ending December 31, 2019. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

        Prior to the closing of this offering, we have not completed an assessment, nor have our auditors tested our systems, of internal controls. We expect to assess the internal controls of our company and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls, in areas such as:

  •
  staffing for financial, accounting and external reporting areas, including segregation of duties;

  •
  reconciliation of accounts;

  •
  proper recording of expenses and liabilities in the period to which they relate;

  •
  evidence of internal review and approval of accounting transactions;

  •
  documentation of processes, assumptions and conclusions underlying significant estimates; and

  •
  documentation of accounting policies and procedures.

        Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

        Once our management's report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such report when required by Section 404. The independent auditors may identify additional issues concerning a target business's internal controls while performing their audit of internal control over financial reporting.

  Change in Accountants

        On or about April 6, 2018, we terminated Montgomery Coscia & Greilich LLP ("MCG") as our independent public accounting firm and sought a new independent auditing firm for the 2017 audit and the re-audit of the 2016 financials. MCG's audit report on our financial statements for the fiscal year ended December 31, 2016 did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and subsequent interim period (i) there were no disagreements with MCG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, except that MCG brought to our attention that the measurement of dealer liability should be reevaluated, and the revaluation could impact prior years, and (ii) there were no "reportable events," as that term is described in Item 304(a)(1)(v) of Regulation S-K.

        On June 19, 2018, we engaged Grant Thornton LLP ("Grant Thornton") to serve as our independent registered public accounting firm to audit the fiscal years ended December 31, 2016 and 2017 in accordance with PCAOB standards. During the two most recent fiscal years and subsequent interim period, neither we, nor anyone acting on our behalf, consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report nor oral advice was provided by Grant Thornton, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

        We requested that MCG furnish us a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

BUSINESS

Our Company

        Legacy Housing Corporation builds, sells and finances manufactured homes and "tiny houses" that are distributed through a network of independent retailers and company-owned stores and are sold directly to manufactured home communities. We are the fourth largest producer of manufactured homes in the United States as ranked by number of homes manufactured based on information available from the Manufactured Housing Institute and IBTS for the second quarter of 2018. With current operations focused primarily in the southern United States, we offer our customers an array of quality homes ranging in size from approximately 390 to 2,667 square feet consisting of 1 to 5 bedrooms, with 1 to 3 1/2 bathrooms. Our homes range in price, at retail, from approximately $22,000 to $95,000. In 2017, we sold 3,274 home sections (which are entire modules or single floors). During the first nine months of 2018, we have sold 3,045 home sections. We commenced operations in 2005 and have experienced strong sales growth and increased our equity holders' capital at a compound annual growth rate of approximately 25% between 2009 and 2017. The company has experienced steady growth since its inception. We currently have the largest backlog of orders in our company's 13-year history.

        Our homes address the significant need in the United States for affordable housing. This need for affordable housing is being driven by a nationwide trend of increasing rental rates for housing, higher prices for site-built homes and decreasing percentages of home ownership among portions of the U.S. population. Our customers typically have annual household incomes of less than $60,000 and include young and working class families, as well as persons age 55 and older. In 2016, there were approximately 63,799,000 households in the United States with annual household incomes of less than $60,000, representing a majority of all U.S. households, according to the Current Population Survey and 2017 Annual Social and Economic Supplement published by the U.S. Census Bureau.

        We believe our company is one of the most vertically integrated in the manufactured housing industry, allowing us to offer a complete solution to our customers, from manufacturing custom-made homes using quality materials and distributing those homes through our expansive network of independent retailers and company-owned distribution locations, to providing tailored financing solutions for our customers. Our homes are constructed in the United States at one of our three manufacturing facilities in accordance with the construction and safety standards of the U.S. Department of Housing and Urban Development ("HUD"). Our factories employ high-volume production techniques that allow us to produce, as of the date of this prospectus, approximately 75 home sections, or approximately 62 fully-completed homes on average depending on product mix, in total per week. We use quality materials and operate our own component manufacturing facilities for many of the items used in the construction of our homes. Each home can be configured according to a variety of floor plans and equipped with such features as fireplaces, central air conditioning and state-of-the-art kitchens.

        Our homes are marketed under our premier "Legacy" brand name and, as of September 30, 2018, are sold primarily across 15 states through a network of 115 independent retail locations, 11 company-owned retail locations and through direct sales to owners of manufactured home communities. Our 11 company-owned retail locations, including nine Heritage Housing stores and two Tiny House Outlet stores, exclusively sell our homes. As of September 30, 2018, we sold approximately 59% in Texas, 12% in Georgia, 9% in Louisiana, and 4% in Oklahoma. During 2017, 62% of our manufactured homes were sold in Texas, followed by 8% in Georgia, 8% in Colorado, 5% in Oklahoma, and 4% in Louisiana. We plan to deepen our distribution channel by using a portion of the net proceeds of this offering to expand our company-owned retail locations in new and existing markets.

        We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and

us. We also provide consumer financing for our products which are sold to end-users through both independent and company-owned retail locations, and we provide financing to manufactured housing community owners that buy our products for use in their housing communities. Our ability to offer competitive financing options at our retail locations provides us with several competitive advantages and allows us to capture sales that may not have otherwise occurred without the ability to offer consumer financing.

        Our company was founded in 2005 by Curtis D. Hodgson and Kenneth E. Shipley, our co-CEOs, who together have more than 60 years of combined experience in the manufactured housing industry. We are based in Bedford, Texas (between Dallas and Fort Worth) and, as of September 30, 2018, we had approximately 800 employees.

Our Market Opportunity

        Manufactured housing is a competitive alternative to other forms of affordable housing, whether new or existing, or located in urban, suburban or rural areas. We believe the target universe of manufactured home buyers consists of households with total annual income below $60,000 which comprised a majority of total U.S. households in 2016. We believe our target U.S. age groups consist of young families between the ages of 20-39 and persons age 50 and older. These age groups have grown significantly since 2007. The comparatively low all-in cost of fully-equipped manufactured housing is attractive to our target consumers. The chart below highlights the increasing all-in average sales price per square foot difference between a new manufactured home and a new site-built home (excluding land).

Average Price per Square Foot Comparison

Source:    U.S. Census Bureau, the Institute for Building Technology and Safety, and the Manufactured Housing Institute.

 Population Growth from 2007 to 2017

Source:    U.S. Census Bureau.

        Manufactured homes are an attractive alternative for consumers as new single-family home prices continue to rise at a rapid rate. As shown in the chart below, the average sale price for new single-family homes (including the land on which they were built) increased approximately 42% since 2009 while the annual average sale price of manufactured homes increased 14% during that time period.

Average Sale Price Comparison

Source:    U.S. Census Bureau, the Institute for Building Technology and Safety, and the Manufactured Housing Institute.

        Additionally, innovative engineering and design, as well as efficient production techniques, including the advent and development of the "tiny house" market, continue to position manufactured homes as a viable housing alternative. Demand for high-quality affordable housing below $150,000 has also been driven by increasing rental rates for housing, higher prices for site-built homes, decreasing percentages of home ownership among portions of the U.S. population and stagnant U.S. wage growth.

 Percentage of New Houses Sold Under $150,000

Source:    U.S. Census Bureau.

        In 2017, the manufactured housing industry shipped 92,891 manufactured homes according to data published by the U.S. Census Bureau, the Institute for Building Technology and Safety ("IBTS") and the Manufactured Housing Institute ("MHI"). Total annualized manufactured home shipments during the first half of 2018 increased to approximately 102,000, which remains well below the average annual shipments totaling approximately 350,000 between 1994 and 1999.

Manufactured Home Shipments vs. Total Completed Housing

Source:    U.S. Census Bureau, the Institute for Building Technology and Safety, and the Manufactured Housing Institute.

Our Competitive Advantages

        We offer a complete solution for affordable manufactured housing. We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following key competitive strengths:

  •
  Quality and Variety of Housing Designs.  Based on more than 60 combined years of industry experience, our co-founders have developed an operating model that enables the efficient production of quality, customizable manufactured homes. All of our homes are constructed in one of our three U.S.-based manufacturing facilities. By utilizing an assembly-line process that employs from approximately 150 to 275 individuals per facility, we are able to manufacture a home in approximately three to six days and, as of the date of this prospectus, are on average producing approximately 75 home sections, or 62 fully-completed homes depending on product mix, in total per week. We utilize local market research to design homes that meet the specific needs of our customers and offer a variety of structural and decorative customization options, including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative woodgrain vinyl floors, wood cabinetry and energy conservation elements. Additionally, our homes have vaulted ceilings in every room, have numerous proprietary advantages such as our copyrighted "furniture friendly" floor plans and, in most cases, are wider, have taller ceilings and a steeper roof pitch than our competitors' products. Taken together, we believe our ability to offer our customers a range of home sizes and styles, as well as sophisticated design and customization, allows us to accommodate virtually all reasonable customer requests. Our vertical integration allows us the ability to respond quickly to our customers' needs and modify designs during the construction process.

  •
  Manufacturing Facilities Strategically Located Near Customers in Key Markets.  Our three manufacturing facilities are strategically located to allow us to serve our 115 independent and 11 company-owned retail locations primarily across 15 states. Currently, we have a manufacturing plant in Fort Worth, Texas that measures 97,000 square feet in size and produced 1,073 homes in 2017 and 831 homes in the first nine months of 2018, a manufacturing plant in Commerce, Texas that measures 130,000 square feet in size and produced 1,077 homes in 2017 and 834 homes as of September 30, 2018, and a manufacturing plant in Eatonton, Georgia that measures 388,000 square feet in size and produced 744 homes in 2017 and 751 homes for the first nine months in 2018. Once our homes are constructed and equipped at our facilities, we have the ability to transport the finished products directly to customers ensuring timely and efficient delivery of our manufactured homes. We currently have approximately 35 company-owned trucks, which transported approximately 35% of our production.

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  Expansive and Growing Distribution Network.  We distribute our products primarily in the southern United States through a network of independent retail locations, company-owned retail locations and direct sales to owners of manufactured home communities. Our first company-owned retail location opened in June 2016 and we plan to significantly expand our company-owned retail footprint over the next two years. Increasing the mix of company-owned locations allows us to improve the customer experience through all the steps of the buying process, from manufacturing and design to sales, financing and customer service. Because we believe our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins, we intend to use a portion of the net proceeds from this offering to expand our company-owned retail presence. See "Use of Proceeds."

  •
  Competitive Production Strategies and Direct Sourcing.  We develop and maintain the resources necessary to efficiently build custom homes that incorporate unique and varied customer-requested features. We are constantly seeking ways in which to directly source materials to be used in the manufacturing process, which allows us to ensure the materials are of high-quality and can be customized to meet our customers' needs. Customization enables us to attract additional retailers and consumers who seek individualized homes that are assembled on a factory production line. When these custom homes are sold through company-owned retail stores, we expect to capture higher gross margins.

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  Available Financing for our Customers.  Our strong financial position allows us to develop and offer financing solutions to our customers in connection with their purchase of our homes. We offer three types of financing solutions to our customers. We provide floor plan financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us. And, also, we provide consumer financing for our products sold to end-users through both independent and our company-owned retail locations, and we provide financing to community owners that buy our products for use in their rental housing communities. Our company has been providing floor plan financing to our independent retailers since our formation and we now have more than 72 independent retailers using our consignment solution. We were the first manufacturing company to offer financing directly to community owners and now have more than 204 community owners who have purchased over 3,650 homes via our community-owner financing solutions since November 2009. We have offered financing to consumers for over six years and we now have more than 3,000 customers that purchased their homes utilizing our retail financing solutions since 2005. The average interest rates of the loans we have made to our customers during the first nine months of 2018 was approximately 14% and for the year ended December 31, 2017 they were approximately 13.9%, and the repossession rates, measured by units, were approximately 1.8% and 2.6% for these periods.

  •
  Support for Owners of Manufactured Home Communities.  We provide manufacturing and financing solutions for owners of manufactured home communities in connection with the development of communities in our geographic market area. Such development projects can vary, but generally include custom park development financing and large purchase orders of manufactured homes. We also make loans to community owners for the purpose of acquiring or developing properties and, as part of the arrangement, these community owners contract to buy homes from us. These loans typically range in term from two to five years and carry interest at 8% to 12%. For the nine months ended September 30, 2018 and the year ended December 31, 2017, we had provided additional loans to owners of manufactured home communities for lot development purposes with a total amount outstanding of $1,225,982 and 2,032,093, respectively. These financing solutions are structured to give us an attractive return on investment, when coupled with the gross margin we realize on products specifically targeted for these new manufactured housing communities.

  •
  Strong Alignment of Interests through Co-Founders' Ownership.  We believe that a strong alignment of interests with stockholders and investors exists through the ownership of a significant percentage of our outstanding shares by Curtis D. Hodgson and Kenneth E. Shipley, our co-founders and Co-Chief Executive Officers. Messrs. Hodgson and Shipley acquired their ownership in 2005 when they founded the company and have not sold any of their shares to date. Each individual has received a minimal salary ($50,000) during the past years and their overall compensation structure has incentivized them to continue to focus on the performance of our company. By providing structural and economic alignment with the performance of our company, Messrs. Hodgson and Shipley's continuing controlling interests are directly aligned with those of our investors. We believe the combination of these characteristics has promoted long-term planning, an enhanced culture among our customers, strategic partners and employees, and ultimately the creation of value for our investors.

Our Growth Strategy

        We have a strong operating history of investing in successful growth initiatives over the past 13 years. We believe that the solution we are able to provide for our customers, as a result of the vertical integration of our company, enhances our brand recognition as a leading producer, results in higher and more efficient utilization of our manufacturing factories and expands our direct-to-consumer outreach on the competitive advantages of our wide variety of customizable homes. This operational focus has provided us with sustainable net sales and net income growth over the years. Our growth strategy includes the following key initiatives:

  •
  Broaden and Deepen Our Retail Presence in Key Geographic Areas.  As of September 30, 2018, we distribute our products primarily across 15 states through a combination of 11 company-owned retail locations and 115 independent retail locations. We believe that a more robust network of company-owned retail locations will allow us to be more responsive and improve the customer experience at all stages, from manufacturing and design to sales, financing and customer service. We believe our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins due to our ability to select critical markets and develop highly-trained sales representatives who possess a deep understanding of our business and customer needs.

  •
  Expand Financing Solutions for Our Customers.  We recognize that offering financing solutions to our customers is an important component of being a vertically integrated company that provides of affordable manufactured housing. Providing financing improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which act as additional drivers of net income for us. During the first nine months of 2018 and in the year ended December 31, 2017, we financed approximately 33% and 38% of the homes we sold to consumers, respectively. We intend to expand financing solutions to manufactured housing community-owner customers, in a manner than includes developing new sites for products in or near urban locations where there is a shortage of sites to place our products.

  •
  Continue to Focus on Innovation and Customization for Core Customer Groups.  Our production strategy is focused on continually developing the resources necessary to efficiently build homes that incorporate unique, varied and innovative customer preferences. We are constantly seeking ways to directly source materials to be used in the manufacturing process, which allows us to ensure we have quality materials that can be customized to meet our customers' needs. Our principal focus is on designing and building highly functional and durable products that appeal to families of all sizes.

  •
  Seek Additional Agreements with Owners of Manufactured Home Communities.  Community housing developments provide us with large, concentrated sales opportunities. These projects vary in size and density but generally include sales of 30 to 300 homes. We believe there are significant growth opportunities to work with our development partners on such projects and view these opportunities as an important driver for both the sale of more homes and for financing bulk purchases of those homes by community owners.

  •
  Pursue Selective Acquisitions.  We seek to grow through selective acquisitions of existing manufactured home retailers in both existing markets and new markets that exhibit strong and reliable long-term fundamentals. We have no current agreements or understandings regarding an acquisition. We also regularly evaluate opportunities related to our affordable housing business in our geographic markets. In April 2018, we acquired approximately 420 acres of raw land located near Austin, Texas for $4.21 million. We are in the process of securing the required approvals to develop a manufactured housing community on the land. We expect to begin development of the community in the first quarter of 2019. We will continue to evaluate opportunities to develop, or to provide financing to third party developers of, additional manufactured housing communities in order to provide locations for manufactured homes for our customers.

        We have experienced substantial year-over-year growth in the equity holders' capital value of our company, as illustrated from 2009 to 2017 below. We believe our future business growth will be facilitated by the fact that we have already established our company as one of the nation's leading providers of manufactured homes.

Equity Holders' Capital—End of Years 2009 - 2017

Our Products

        Overview.    We are the fourth largest producer of manufactured homes in the United States as ranked by the number of homes manufactured based on information available from the Manufactured Housing Institute and IBTS for the second quarter of 2018. We produce a wide variety of homes that can be used by our customers in a number of ways. We build a variety of sizes and floor plans of residential homes and tiny houses. We work collaboratively with our partners to meet diverse housing needs, such as residences on privately-owned land and in manufactured home communities, recreational and vacation properties, such as hunting cabins, and accommodations for workforces in oilfields and other industries.

        Manufacturing and Quality Design.    We utilize local market research to design homes that meet the specific requirements of our customers and our homes are designed after extensive field research and consumer feedback. We frequently introduce new floor plans, decor, exterior design, features and accessories to appeal to changing consumer trends and we offer an assortment of customizations to match each customer's individual tastes. Each home typically contains a living room, dining area, kitchen, 1 to 5 bedrooms and 1 to 3 1/2 bathrooms, and each home can be customized to include certain features including, among others, fireplaces, central air conditioning, overhead heat ducts, stipple-textured ceilings, decorative wood grain vinyl floors, wood cabinetry and energy conservation elements.

        The manufactured homes we build are constructed in accordance with the construction and safety standards of HUD. Our Texas factories are certified to build homes according to the Texas Industrialized Housing and Buildings law (known as the Texas Modular Code) and our Georgia factory is certified to build homes according to Georgia state construction codes. In addition to traditional manufactured homes, we offer a diverse assortment of tiny houses, which are recreational structures between 320 and 400 square feet in size that are used as temporary dwellings, can be pulled by a pick-up truck and are generally aesthetically similar to larger homes. Our tiny houses are built in a variety of models and floor plans and typically range from 1 to 3 bedrooms with 1 to 2 bathrooms. Tiny houses do not need to be built to HUD standards.

        Manufacturing Process.    Our manufactured homes are entirely constructed and equipped at our three factories. Our homes are constructed using high-volume production techniques and employ approximately 150 to 275 employees at each facility. Most of our homes are constructed in one or more sections (or floors) on a steel chassis. Each section is assembled in stages beginning with the construction of the chassis, followed by the addition of other constructed and purchased components and ending with a final quality control inspection. The efficiency of the production process and the benefits of constructing homes in a controlled factory environment enable us to produce homes in less time and at a lower cost per-square-foot than traditional home building. The finished home is then transported directly to a customer at a retail sales center, work site or manufactured home community. During the first nine months of 2018 and the year ended December 31, 2017, we sold 3,045 and 3,274 home sections, including 200 and 366 tiny houses, respectively.

        Manufacturing Facilities.    We currently operate three manufacturing facilities located in Fort Worth, Texas, Commerce, Texas and Eatonton, Georgia, each of which range in size from approximately 97,000 to 388,000 square feet. The production schedules for our manufacturing facilities are based on wholesale orders received from distributors, which fluctuate from week to week. In general, our facilities are structured to operate on one 8- to 9-hour shift per day, five days per week. We currently manufacture a typical home in approximately three to six production days. As of the date of this prospectus, we are producing, on average, approximately 75 home sections per week, or approximately 62 fully-completed homes, compared to approximately 70 home sections per week, or 58 fully-completed homes depending on product mix, for the year ended December 31, 2017.

        Raw Materials and Suppliers.    The principal materials used in the production of our manufactured homes include wood, wood products, steel, aluminum, gypsum wallboard, windows, doors, fiberglass insulation, carpet, vinyl, fasteners, plumbing materials, appliances and electrical items. We currently buy these materials from various third-party manufacturers and distributors. We procure multiple sources of supplies for all key materials in order to mitigate any supply chain risk. We intend to continue seeking greater direct sourcing of materials from original manufacturers. This will allow us to save costs, gain greater control over the quality of the materials we use in our products and increase customization to meet our customers' changing preferences. The inability to obtain any materials used in the production of our homes, whether resulting from material shortages, limitation of supplier facilities or other events affecting production of component parts, may affect our ability to meet or maintain production requirements. We have not previously experienced any material difficulty in obtaining key materials in adequate quantity or quality.

        Warranties.    We provide the retail home buyer with a one-year limited warranty from the date of purchase covering defects in material or workmanship in home structure, plumbing and electrical systems. Our warranty does not extend to installation and setup of the home, which is generally arranged by the retailer. Appliances, carpeting, roofing and similar items are warranted by their original manufacturer for various lengths of time. At this time, we do not provide any warranties with respect to tiny houses.

        Backlog.    As of September 30, 2018, we had a backlog of orders of approximately 474 home sections totaling $15.2 million. Our backlog figure is calculated based on purchase orders received from retailers; however, retailers may cancel purchase orders prior to production without penalty. After production of a particular home has commenced, the purchase order becomes non-cancelable and the retailer is obligated to take delivery of the home. Accordingly, until production of a particular home has commenced, our order backlog should not necessarily be construed as representing firm orders or as net sales until actually earned. Therefore, management does not view backlog as a key performance indicator and this information is primarily tracked by management for internal review purposes.

Distribution

        As of September 30, 2018, we distribute our manufactured homes primarily across 15 states through a network of 115 independent retail locations, 11 company-owned retail locations and direct sales to owners of manufactured home communities. As is common in the industry, our independent distributors typically sell manufactured homes produced by other manufacturers in addition to our manufactured homes. Additionally, some independent retailers operate multiple sales outlets. During the first nine months of 2018 and the year ended December 31, 2017, no independent retailer accounted for 10% or more of our manufacturing sales.

        Below is a list of the states in which we sold most of our manufactured homes and the approximate percentage of those sales to our total product sales:

Location	% of 2018 Total Net Sales as of September 30, 2018	% of 2017 Total Net Sales
Texas	59%	62%
Georgia	12%	8%
Louisiana	9%	4%
Oklahoma	4%	5%
Colorado	3%	8%

        In 2017 and 2018, we also sold homes in Alabama, Arkansas, California, Florida, Indiana, Kansas, Kentucky, Michigan, Mississippi, Missouri, North Carolina, New Mexico, Ohio, Pennsylvania, South Carolina, Tennessee, and West Virginia. We continually seek to increase our wholesale shipments by growing sales at our existing independent retailers and by finding new independent retailers to sell our homes. We provide comprehensive sales training to retail sales associates and bring them to our manufacturing facilities for product training and to view new product designs as they are developed. These training seminars facilitate the sale of our homes by increasing the skill and knowledge of the retail sales consultants. Additionally, we display our products at trade shows and support our retailers through the distribution of floor plan literature, brochures, decor selection displays and point of sale promotional material, as well as internet-based marketing assistance. We believe we have the most comprehensive printed catalog of manufactured housing products in the industry.

        Our independent retailers generally either pay cash to purchase inventory or finance their inventory needs through our floor plan financing solution. Certain of our independent retailers finance a portion of their inventory through wholesale floor plan financing arrangements with third parties. In such cases, we verify the order with the third party, then manufacture the home and ship it to the retailer. Payment is due from the third-party lender upon shipment of the product to the retailer and, depending on the terms of each arrangement, we may or may not have limited repurchase obligations associated with this inventory. The maximum amount of our contingent obligations under such repurchase agreements was approximately $1,765,000 and $2,394,000 as of December 31, 2017 and September 30, 2018, respectively, without reduction for the resale value of the homes.

        Approximately 69% of our product sales during the nine months ended September 30, 2018 were attributable to our independent retail distributors, 9% to our company-owned retail locations and 22% to direct sales to owners of manufactured housing communities. Approximately 73% of our 2017 product sales were attributable to our independent retail distributors, 6% to our company-owned retail locations and 21% directly to owners of manufactured housing communities.

        In addition to our expansive independent retailer channel, we have attractive growth opportunities to expand our company-owned locations. As of September 30, 2018, we operate 11 company-owned retail locations. Our company-owned locations allow us to improve the customer experience through all steps of the buying process, from manufacturing and design to sales, financing and customer service. This also gives us a direct window into consumer preferences and lending opportunities. We believe that our company-owned stores will, on average, be more productive than our independent retail locations and carry higher gross margins.

Sales and Marketing

        Our corporate marketing efforts focus on increasing our brand awareness and communicating our commitment to quality along with the many other competitive advantages our company offers. Our marketing strategy is to offer several lines of manufactured homes that appeal to a wide range of home buyers, continually elevate awareness of our brand and generate demand for our products. We rely on a number of channels in this area, including digital advertising, email marketing, social media and affiliate marketing, as well as through various strategic partnerships. We maintain our website at www.legacyhousingcorp.com. We intend to hire additional sales and marketing personnel and increase our spending on sales, marketing and promotion in connection with the continued development of our company-owned retail locations.

        Our sales and marketing strategy focuses on households with annual incomes of less than $60,000 which includes young families, working class families and persons age 50 and older. We also market to other types of customers, including owners of manufactured home communities, buyers interested in tiny houses, recreational buyers and houses for workforces or man-camp housing. Additionally, we continue to be well-positioned to react to any increase in demand for affordable, quickly-delivered manufactured homes as a result of unforeseen harsh weather conditions and similar events. All of our customers are located in the United States. During the nine months ended September 30, 2018 and the year ended December 31, 2017, no single customer accounted for more than 10% of our net sales.

Financing Solutions for Our Customers

        We offer three types of financing solutions:

  •
  Floor Plan Financing.  We provide floor plan or wholesale financing for our independent retailers, which takes the form of a consignment arrangement between the retailer and us.

  •
  Consumer Financing.  We provide consumer financing for our products sold to end-users through both independent and our company-owned retail locations.

  •
  Manufactured Housing Community Financing.  We provide financing to community owners that buy our products for use in their rental housing communities.

 Overview of Consumer and MHP Financing Options as of September 30, 2018
($ in thousands)

	Principal Amount Outstanding	Number of Loans	Contractual Rate or Monthly Fee	Average Remaining Term
Consumer Financing	$97,067	2,781	14% average contractual rate	134 months
MHP Community Financing	$59,795	364	Typically prime rate + 4.0% with 8% floor	88 months

        We also offer inventory floor plan financing to our retailers that takes the form of a consignment arrangement between the independent retailer and us. As of September 30, 2018, we had $28,428,000 of inventory under consignment to our retailers.

        Three Types of Financing.    Offering financing solutions to our dealers and customers generally improves our responsiveness to the needs of prospective purchasers while also providing us with opportunities for loan origination and servicing revenues, which acts as an additional driver of net income for us.

        Floor Plan Financing.    We provide floor plan or wholesale financing for most of our independent retailers for products we manufacture and for pre-owned products. This wholesale financing is a consignment from us to our independent retailers. The retailers pay their own freight and pay us a monthly fee ranging from 0.6% to 1.4% per month of the wholesale invoice amount of the home. They are also obligated to pay $1,000 toward the invoice amount each year after the consignment with the first $1,000 reduction due one year following consignment. Upon sale, the independent retailer is obligated to pay us the invoice amount, less any prepaid reductions, prior to moving the home away from their retail location. If they provide certain documentation to us, we allow them to move the home to their customer's location and we notify the customer's lending source to pay us the amount due upon funding of the loan. We have proprietary technology that we install in each consigned home that gives us the ability to determine if any consigned home has been moved from the retail location without permission. The independent dealer is free to terminate the consignment agreement by giving us 90-days' advance notice if it is current on all its obligations to us. Our wholesale consignment contracts allow us to defer income recognition until we are paid in full. We recorded consignment sales to our independent and company-owned stores for the first nine months of 2018 and the year ended December 31, 2017 of $41,664,165 and $46,986,227, respectively.

        Certain of our wholesale factory-built housing sales to independent retailers are purchased through wholesale floor plan financing arrangements. Under a typical floor plan financing arrangement, an independent financial institution specializing in this line of business provides the retailer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution customarily requires us, as the manufacturer of the home, to enter into a separate repurchase agreement with the financial institution under which we are obligated, upon default by the retailer and under certain other circumstances, to repurchase the financed home at declining prices over the term of the repurchase agreement (which is typically 24 months). The price at which we may be obligated to repurchase a home under these agreements is based upon the amount financed, plus certain administrative and shipping expenses. Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. The maximum amount of contingent obligations under our repurchase agreements (without reduction for the resale value of the homes) as of September 30, 2018 was $2,394,000. The risk of loss under these agreements is spread over many retailers and is further reduced by the resale value of the homes. We carry no reserve for this contingent liability.

        Consumer Financing.    Sales of factory-built homes are significantly affected by the availability and cost of consumer financing. There are three basic types of consumer financing in the factory-built housing industry: (i) chattel, or personal property loans, for purchasers of a home without any underlying land involved (generally HUD code homes), (ii) non-conforming mortgages for purchasers of a home and the land on which the home is placed, and (iii) conforming mortgage loans which comply with the requirements of the Federal Housing Administration ("FHA"), Veterans Affairs or GSE loans. At the present time, we currently offer only chattel loans. As our own network of company-owned retail centers becomes a larger share of our production, we will be able to couple our consumer-financing solutions with increased levels of anticipated sales from our own centers.

        We provide retail consumer financing to consumers who purchase our full-size manufactured homes and tiny houses. As of September 30, 2018, 76% of these loans were originated through consignment arrangements with our independent retailers. Under these arrangements, once a customer executes a home purchase agreement we advance to the retailer 80% of the retailer's gross margin through these consignment arrangements and the retailer leaves 20% of their gross margins in the consignment portfolio. We transfer the consigned value of the home to the consignment portfolio as our contribution to the consignment arrangement. The retailer is obligated to remarket any repossessions associated with consignment transactions, and obtain 90% of the outstanding balance on the home at the time of repossession. We charge each dealer in the consignment arrangement fees for servicing the loans and receive a preferred return of 10% to 12% per annum for amounts we invest. Upon payback of our investment, fees and preferred returns, we split the remaining balance with the independent retailer according to a negotiated formula. As of September 30, 2018, we owned 2,781 retail consumer loans with an average principal balance of $35,000. Our average remaining term on these loans as of September 30, 2018 was 134 months and the average percentage rate (APR) of interest was 14%. Our average loan-to-value ("LTV") at the time of loan origination, which is based on the gross sales price to the borrower, was 82% for the consumer financing portfolio as of September 30, 2018. We have not financed, and have no current plans to finance, new homes manufactured by our competitors in the ordinary course of our business.

        All loan applications go through an underwriting process conducted at our corporate headquarters to evaluate credit risk that takes into account numerous factors including the down payment, FICO score, monthly income, and total housing payment coverage of the borrower. The interest rates on approved loans are determined by a buyer's credit score and down payment amount. We use payment history to monitor the credit quality of the consumer loans on an ongoing basis.

        Manufactured Housing Community Financing.    We provide financing to owners of manufactured housing communities for our products that they buy in order to rent to their residents. These loans generally have a ten-year term and bear interest at the prime rate plus 4%, with a floor and a ceiling. Down payments, delivery expenses and installation expenses are negotiated on a case-by-case basis. As of September 30, 2018 and December 31, 2017, loans outstanding from manufactured home communities totaled $59,795,000 and $49,500,000, which comprised 364 and 365 loans, respectively. Our average remaining term on these loans as of September 30, 2018 and December 31, 2017 was approximately seven years.

        We also make loans to community owners for the purpose of acquiring or developing properties and, as part of the arrangement, these community owners contract to buy homes from us. These loans typically range in term from two to five years and carry interest at 8% to 12%. For the nine months ended September 30, 2018, we originated loans to owners of manufactured home communities for lot development purpose with a total amount outstanding of $1,225,982.

Competition

        The manufactured housing industry is highly competitive at both the manufacturing and retail levels, with competition based upon several factors, including price, product features, reputation for service and quality, depth of distribution, promotion, merchandising and the terms of retail and wholesale consumer financing. We compete with other producers of manufactured homes and new producers continue to enter the market. We also compete with companies offering for sale homes repossessed from wholesalers or consumers and we compete with new and existing site-built homes, as well as apartments, townhouses and condominiums.

        In addition to our company, there are a number of other national manufacturers competing for a significant share of the manufactured housing market in the United States, including Clayton Homes, Inc., Cavco Industries, Inc. and Skyline Champion Corporation. Certain of these competitors possess greater financial, manufacturing, distribution and marketing resources than we do. For the past 15 years, the industry has experienced a trend towards consolidation and, as a result, the bulk of the market share is controlled by a small number of companies. We are the country's fourth largest producer of manufactured homes. Accordingly, we believe we have a significant opportunity to expand in this industry by effectively growing our market share.

        Among lenders to manufactured home buyers, there are significant competitors including national, regional and local banks, independent finance companies, mortgage brokers and mortgage banks such as 21st Mortgage Corporation, an affiliate of Clayton Homes, Inc., Berkshire Hathaway, Inc., Triad Finance Corporation and CU Factory Built Lending, LP. Certain of these competitors are larger than us and have access to substantially more capital and cost efficiencies.

Protection of Proprietary Technology

        We rely on a combination of copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary information, technology and brands. We protect our proprietary information and technology, in part, by requiring certain of our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also may enter into non-disclosure and invention assignment agreements with certain of our technical consultants to protect our confidential and proprietary information and technology. We cannot assure you that our confidentiality agreements with our employees and consultants will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach of these agreements, or that our trade secrets and other proprietary information and technology will not be disclosed or will otherwise be protected.

        Our intellectual property includes copyrights issued by the U.S. Copyright Office for many of our floor plans. We are not currently aware of any claims of infringement or other challenges to our intellectual property rights.

Government Regulation

        General.    Our company operates in a regulated industry, and there are many federal, state and local laws, codes and regulations that impact our business. Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines, the entry of injunctions or both. Although we believe that our operations are in substantial compliance with the requirements of all applicable laws and regulations, we are unable to predict the ultimate cost of compliance with all applicable laws and enforcement policies.

        Federal Manufactured Homes Regulations.    Our manufactured homes are subject to a number of federal, state and local laws, codes and regulations. Construction of manufactured housing is governed by the National Manufactured Housing Construction and Safety Standards Act of 1974, and the regulations issued under such act by HUD. The HUD regulations, known collectively as the Federal Manufactured Home Construction and Safety Standards, cover all aspects of manufactured home construction, including structural integrity, fire safety, wind loads, thermal protection and ventilation. Our Texas manufacturing facilities, and the plans and specifications of the HUD-compliant homes they produce, have been approved by a HUD-certified inspection agency. Further, an independent HUD-certified third-party inspector regularly reviews our manufactured homes for compliance with HUD regulations during construction. Failure to comply with applicable HUD regulations could expose us to a wide variety of sanctions, including mandated closings of our manufacturing facilities. We believe our manufactured homes are in substantial compliance with all present HUD requirements. Manufactured homes are typically built with wood products that contain formaldehyde resins. HUD regulates the allowable concentrations of formaldehyde in certain products used in manufactured homes and requires manufacturers to warn purchasers as to formaldehyde-associated risks. The Environmental Protection Agency ("EPA") and other governmental agencies have in the past evaluated the effects of formaldehyde. We use materials in our manufactured homes that meet HUD standards for formaldehyde emissions and believe we comply with HUD and other applicable government regulations in this regard.

        Transportation and Zoning Regulations.    The transportation of manufactured homes on highways is subject to regulation by various federal, state and local authorities. Such regulations may prescribe size and road use limitations and impose lower than normal speed limits and various other requirements. Our manufactured homes (including our tiny houses) are also subject to local zoning and housing regulations. In certain cities and counties in areas where our homes are sold, local governmental ordinances and regulations have been enacted which restrict the placement of manufactured homes on privately-owned land or which require the placement of manufactured homes in manufactured home communities. Such ordinances and regulations may adversely affect our ability to sell homes for installation in communities where they are in effect. A number of states have adopted procedures governing the installation of manufactured homes. Utility connections are subject to state and local regulations which must be complied with by the retailer or other person installing the home.

        Warranty Regulations.    Certain warranties we issue may be subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act, which regulates the descriptions of warranties on consumer products. For example, warranties that are subject to the act must be included in a single easy-to-read document that is generally made available prior to purchase. The act also prohibits certain attempts to disclaim or modify implied warranties and the use of deceptive or misleading terms. The description and substance of our warranties are also subject to a variety of state laws and regulations. A number of states require manufactured home producers to post bonds to ensure the satisfaction of consumer warranty claims.

        Financial Services Regulations.    A variety of laws affect the financing of the homes we manufacture. The Federal Consumer Credit Protection Act and Regulation Z promulgated under that act require written disclosure of information relating to such financing, including the amount of the annual percentage interest rate and the finance charge. The Federal Fair Credit Reporting Act also requires certain disclosures to potential customers concerning credit information used as a basis to deny credit. The Federal Equal Credit Opportunity Act and Regulation B promulgated under that act prohibit discrimination against any credit applicant based on certain specified grounds. The Real Estate Settlement Procedures Act and Regulation X promulgated under that act require certain disclosures regarding the nature and costs of real estate settlements. The Federal Trade Commission has adopted or proposed various Trade Regulation Rules dealing with unfair credit and collection practices and the preservation of consumers' claims and defenses. Installment sales contracts, direct loans and mortgage loans eligible for inclusion in a Ginnie Mae program are subject to the credit underwriting requirements of the FHA. The American Housing Rescue and Foreclosure Prevention Act provides assistance for the housing industry, including manufactured homes, including, among other things, increased loan limits for chattel (home-only Title I) loans. Recent FHA guidelines provide Ginnie Mae the ability to securitize manufactured home FHA Title I loans to allow lenders to obtain new capital, which can then be used to fund new loans for our customers. The Secure and Fair Enforcement for Mortgage Licensing Act established requirements for the licensing and registration of all individuals that are Mortgage Loan Originators ("MLOs"). Traditionally, manufactured housing retailers have assisted home buyers with securing financing for the purchase of homes, including negotiating rates and the terms for their loans. Under the act, however, these activities are prohibited unless performed by a registered or licensed MLO. A variety of state laws also regulate the form of financing documents and the allowable deposits, finance charge and fees chargeable pursuant to financing documents. Regulation C of the Home Mortgage Disclosure Act, among other things, requires certain financial institutions, including non-depository institutions, to collect, record, report and disclose information about their mortgage lending activity, which is used to identify potential discriminatory lending patterns and enforce anti-discrimination statutes.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act was passed into law and established the Consumer Financial Protection Bureau ("CFPB") regulates consumer financial products and services. Certain CFPB mortgage finance rules apply to consumer credit transactions secured by a dwelling, including real property mortgages and chattel loans secured by manufactured homes. These rules, among other things, define standards for origination of "Qualified Mortgages," establish specific requirements for lenders to prove borrowers' ability to repay, outline conditions under which Qualified Mortgages are subject to safe harbor limitations on liability to borrowers and establish interest rates and other cost parameters for determining which Qualified Mortgages fall under safe harbor protection. While many manufactured homes are financed with agency-conforming mortgages in which the ability to repay is verified, and interest rates and other costs are within the safe harbor limits, a significant amount of loans to finance the purchase of manufactured homes, particularly chattel loans and non-conforming land-home loans, fall outside such safe harbors. Additionally, the CFPB rules, among other things, amended the Truth-in-Lending Act and the Real Estate Settlement Procedures Act by expanding the types of mortgage loans that are subject to the protections of the Home Ownership and Equity Protections Act of 1994 ("HOEPA") and imposing additional restrictions on mortgages that are covered by HOEPA. As a result, certain manufactured home loans are now subject to HOEPA limits on interest rates and fees. Loans with rates or fees in excess of the limits are deemed "High Cost Mortgages" and provide additional protections for borrowers, including with respect to determining the value of the home. Most loans for the purchase of manufactured homes have been written at rates and fees that would not appear to be considered High Cost Mortgages under these rules and while some lenders may offer loans that are deemed High Cost Mortgages, the rate and fee limits may deter some lenders from offering such loans to borrowers or be reluctant to enter into loans subject to the provisions of HOEPA. Additionally, certain CFPB rules apply to appraisals on principal residences securing higher-priced mortgage loans. Certain loans secured by manufactured homes, primarily chattel loans, could be considered higher-priced mortgage loans. Among other things, the rules require creditors to provide copies of appraisal reports to borrowers prior to loan closing. Compliance with the regulations may constrain lenders' ability to profitably price certain loans or may cause lenders to incur additional costs to implement new processes, procedures, controls and infrastructure and may cause some lenders to curtail underwriting certain loans altogether. Furthermore, some investors may be reluctant to participate in owning such loans because of the uncertainty of potential litigation and other costs. As a result, some prospective buyers of manufactured homes may be unable to secure necessary financing. Failure to comply with these regulations, changes in these or other regulations, or the imposition of additional regulations, could affect our earnings, limit our access to capital and have a material adverse effect on our business and results of operations.

        On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act ("Dodd-Frank Reform Act") was signed into law. The Dodd-Frank Reform Act revises portions of the

Dodd-Frank Act, reduces the regulatory burden on smaller financial institutions, including eliminating provisions of the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 ("SAFE Act"), and protects consumer access to credit. With the elimination of certain provisions of the SAFE Act, manufactured housing retailers can now assist home buyers with securing financing for the purchase of homes; however, they may not assist in negotiating the financing terms. This will enable buyers to more easily find access to financing and make the overall home buying experience smoother.

        On January 25, 2018, HUD announced a top-to-bottom review of its manufactured housing rules as part of a broader effort to identify regulations that may be ineffective, overly burdensome, or excessively costly given the critical need for affordable housing. If certain changes are made, our company may be able to more effectively serve buyers of affordable homes.

        In 2017, our lead lender required an extensive review of our retail installment contract and associated procedures, which we use as part of our consumer financing solutions strategy. Based on that review, we improved certain elements of the language used in our contracts, and modified certain aspects of our practices. Although we believe there are no material compliance issues with our forms and procedures, we are subject to the federal and other regulations described above.

Seasonality

        Generally, we experience higher sales volume during the months of March through October. Our sales are generally slower during the winter months, and shipments can be delayed in certain geographic market areas that we serve which experience harsh weather conditions.

Facilities

        The following table sets forth certain information with respect to the facilities where our company operates:

Location	Date of Commencement of Operations		Owned / Leased	Square Feet
Manufacturing/Warehouse Facilities
Fort Worth, TX	2005		Owned	96,880
Commerce, TX	2007		Owned	129,600
Eatonton, GA	2016		Leased	388,000
Retail Locations
Albany, GA	2018		Leased	1,536
Asheboro, NC	2017		Leased	1,472
Athens, GA	2016		Leased	2,016
Augusta, GA	late 2018	*	Leased	3,136
Canton, TX	2018		Leased	2,362
Jennings, LA	2017		Leased	2,432
Minden, LA	2017		Leased	2,369
Mobile, AL	2017		Leased	1,700
Mt. Pleasant, TX	2016		Leased	1,792
Greenville, TX	2016		Owned	1,256
Gainesville, TX	2017		Owned	2,240
Oklahoma City, OK	2016		Owned	2,100
Corporate/Regional Headquarters
Bedford, TX	2018		Leased	5,398
Norcross, GA	2018		Leased	3,358

*
Projected commencement date

        We own the manufacturing facilities and the land on which the facilities are located in Fort Worth, Texas and Commerce, Texas. We believe that these facilities are adequately maintained and suitable for the purposes for which they are used. We currently lease our facility in Eatonton, Georgia from the Putnam Development Authority pursuant to a lease that has been renewed until December 1, 2021. In December 2016, we entered into a payment in lieu of taxes ("PILOT") arrangement commonly offered in Georgia by local community development programs to encourage industry development. The net effect of the PILOT arrangement is to provide us with incentives through the abatement of local, city and county property taxes and to provide financing for improvements of our Georgia plant (the "Project"). As part of the PILOT arrangement, the Putnam County Development Authority provided us with a credit facility for up to $10,000,000 that can be drawn upon to fund Project improvements and capital expenditures as defined in the credit facility. If funds are drawn, we would pay transaction costs and debt service payments. The credit facility requires interest payments of 6.0% per annum on outstanding balances, which are due each December 1 through maturity on December 1, 2021, at which time all unpaid principal and interest are due. The credit facility is collateralized by the assets of the Project. As of September 30, 2018, we had not drawn down on this credit facility.

        We currently have 12 retail locations, of which 11 stores are operational and one store is under lease with operations expected to commence by the end of 2018. Each retail location sits on approximately five to seven acres of land. We lease nine of the 12 retail locations we operate in the business, pursuant to leases expiring from 2020 to 2028. Total rent expense was approximately $276,000 and $234,000 for the first nine months of 2018 and the comparable period in 2017.

Employees

        As of September 30, 2018, we had approximately 800 employees. Of our employees, approximately 700 individuals are hourly employees and approximately 100 individuals are salaried employees. Our employees are currently not represented by any collective bargaining unit. We believe that our relationship with our employees is good.

Legal Proceedings

        We are party to certain legal proceedings that have arisen in the ordinary course of our business and are incidental to our business. Certain of the claims pending against us allege, among other things, breach of contract, breach of express and implied warranties, construction defects, deceptive trade practices, unfair insurance practices, product liability and personal injury. Although litigation is inherently uncertain, and we believe we are insured against many such instances, based on past experience and the information currently available, management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on our company's financial position, liquidity or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on our financial position, liquidity or results of operations in any future reporting periods.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information regarding our executive officers, directors and director nominees as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers and Employee Directors
Curtis D. Hodgson	64	Co-Chief Executive Officer and Director
Kenneth E. Shipley	59	Co-Chief Executive Officer and Director
Jeffrey V. Burt	57	Chief Financial Officer
Larry G. Badgley	62	Director of Corporate Development
Neal J. Suit	42	General Counsel
Non-Employee Directors
Mark E. Bennett	64	Director Nominee
Philip T. Blazek	50	Director Nominee
John A. Isakson	48	Director Nominee

        Messrs. Bennett, Blazek and Isakson will assume their positions upon the closing of this offering.

        The following information provides a brief description of the business experience of each executive officer, current director and director nominee.

Executive Officers and Employee Directors

        Curtis D. Hodgson co-founded our company in 2005 and has served as our Co-Chief Executive Officer and a member of our board of directors since January 2018. Prior to that, Mr. Hodgson served as a partner of the company's predecessor, Legacy Housing, Ltd., and controlled its general partner. Over the past 37 years, Mr. Hodgson has owned and operated several manufactured home retail operations and manufactured housing communities in Texas. Mr. Hodgson has significant expertise in the manufactured housing industry. Mr. Hodgson earned a B.S. in Engineering from the University of Michigan and J.D. from The University of Texas.

        Mr. Hodgson is the co-founder, Co-Chief Executive Officer and one of our largest stockholders and he was selected to serve on our board of directors due to his decades of experience and deep knowledge of our industry, his leadership and substantial operational and strategic planning expertise. His service as a director and Co-Chief Executive Officer creates a critical link between management and the board.

        Kenneth E. Shipley co-founded our company in 2005 with Curtis D. Hodgson. Mr. Shipley has been our Co-Chief Executive Officer and a member of our board of directors since January 2018, when our company converted to a corporation and prior to that, Mr. Shipley, together with Mr. Hodgson, served as a general partner of the company's predecessor, Legacy Housing, Ltd. Mr. Shipley has more than 30 years of experience in the manufactured home industry. Since 1981, he has also owned and operated Bell Mobile Homes and Shipley Bros. in Lubbock, Texas, a manufactured home retailer.

        Mr. Shipley is the co-founder and Co-Chief Executive Officer and one of our largest stockholders and he was selected to serve on our board of directors due to his decades of experience and knowledge of our industry, his leadership and substantial sales and distribution experience with dealers and customers in the industry. His service as a director and Co-Chief Executive Officer creates a critical link between management and the board.

        Jeffrey V. Burt joined our company in September 2010 and serves as Chief Financial Officer. In this capacity, Mr. Burt oversees all accounting functions with respect to our manufacturing facilities.

Mr. Burt began his career with our company as Controller from 2010 to 2013, then as Chief Financial Officer since April 2013. Prior to joining our company, from 1993 to 2009, Mr. Burt served as Vice President and Chief Financial Officer of Kohner Properties, Inc., a company that manages multi-family housing for owners across the central part of the United States. Mr. Burt has more than 20 years of experience in the real estate and manufactured housing industry and has expertise in the areas of accounting systems, performance reporting tools and evaluations of key performance indicators versus a company's goals. Mr. Burt earned a B.S. degree from the University of Southern Illinois and M.B.A. from the University of Notre Dame.

        Larry G. Badgley joined our company in September 2016 and serves as Director of Corporate Development. Prior to joining our company, Mr. Badgley served as Chief Financial Officer of Cubic Energy, Inc., a publicly-traded independent energy company, engaged in the exploration, development and production of crude oil, natural gas and natural gas liquids in Texas and Louisiana, from 2008 to June 2016. Prior this, from 1998 to 2008, Mr. Badgley provided chief financial officer-related services to various venture capital-backed and early-stage companies. In that capacity, Mr. Badgley was primarily responsible for financial management, strategic planning for growth companies, Sarbanes-Oxley Act compliance and SEC reporting readiness and compliance. In 1998 and 1999, Mr. Badgley served as Chief Operating Officer and Chief Financial Officer of a privately-held national sign manufacturer until its sale. Mr. Badgley earned a B.B.A. degree in Finance from Hardin-Simmons University and is a certified public accountant.

        Neal J. Suit joined our company in January 2018 and serves as General Counsel. In this capacity, Mr. Suit oversees the legal affairs of our company, as well as its corporate controls and governance. Prior to joining our company, Mr. Suit worked in the law firm of Carrington, Coleman, Sloman & Blumenthal, LLP in Dallas, Texas from December 2008 to January 2018, where he was a partner, and previously he was a lawyer at the law firms Bell Nunnally & Martin LLP from February 2006 to December 2008 and Baker Botts, LLP from September 2003 to January 2006. Mr. Suit has practiced law for more than 15 years, primarily handling complex litigation matters and serving as outside general counsel to companies. Mr. Suit earned a B.A. degree from Baylor University and J.D. from Harvard Law School.

Non-Employee Directors

        Mark E. Bennett has agreed to join our Board of Directors upon the closing of this offering. Mr. Bennett is a partner in the law firm of Bennett, Weston, LaJone & Turner, P.C. in Dallas, Texas, a firm he founded in 1985 and where he currently serves as a partner focused on real estate, business law and litigation. Mr. Bennett previously worked for the tax department of Ernst & Young from 1979-1981, served as Vice President, Tax Counsel, and Secretary for Southmark Corporation, a real estate company that at the time was traded on the New York Stock Exchange, from 1981 to 1984, an Executive Vice President for Pacific Realty, a real estate services firm, from 1984 to 1986, and he held the position of General Counsel for Greenbriar Corporation, a real estate company, from 1995 to 2002. Mr. Bennett earned a B.A. degree in Business and J.D. from the University of Kansas. Mr. Bennett was admitted to practice law in Texas in 1980, and is also a certified public accountant.

        Mr. Bennett's substantial knowledge and over 35 years of legal and accounting and tax experience in a wide range of real estate development projects and related regulatory and dispute resolution matters makes him well-qualified as a member of the Board.

        Philip T. Blazek has agreed to join our Board of Directors upon the closing of this offering. Mr. Blazek has served as the Chief Financial Officer of Marconi Group, LLC, an international technology holding company focused on intellectual property acquisition and development since April 2016, where he directs financial strategy, business planning and operations. Mr. Blazek previously served as the Chief Executive Officer and President of Strategic Diagnostics, a small -cap publicly traded company that served as a holding company for diversified acquisitions, from 2013 to 2015. He also served in 2012 as Managing Director at Korenvaes Management LLC, a family office focusing on deep value debt and equity investments, and he was the founder and President of Blazek Crow Holdings Capital, LP, an active investment fund focused on small -cap public companies and formed in partnership with the Trammell Crow Family Office, from 2008 to 2012. He also co-founded Greenway Capital, LP, a small cap equity investment fund, which he led from 2005-2008. Earlier in his career, Mr. Blazek worked in the investment banking industry for Wasserstein Perella (from 1996 to 2004) and Goldman Sachs & Co. (from 1991 to 1994). Mr. Blazek served on the Board of Directors of Myers Industries, Inc., a publicly-traded plastic manufacturing company, from 2015 to 2016. Mr. Blazek earned a B.A. degree from Harvard University and M.B.A from Harvard Business School. Since 1996, he has been certified as a Chartered Financial Analyst.

        Mr. Blazek brings more than 25 years of expertise in corporate financial management, mergers and acquisitions, investment analytics, public capital markets and strategic transformation, as well as experience as a board member in a public company, making his insights invaluable to the Board.

        John A. Isakson has agreed to join our Board of Directors upon the closing of this offering. Mr. Isakson has served as the Chief Financial Officer of Preferred Apartment Communities, Inc., a publicly traded operator of multifamily properties throughout the United States ("PAC"), since August 2018, and acted as Executive Vice President and Chief Capital Officer of PAC from 2011 until August 2018. He served as Chief Executive Officer of Main Street Apartment Homes, LLC, an indirect subsidiary of PAC, since PAC's commencement of operations in 2015. Prior to his role at PAC, he was the Chief Executive Officer of Williams Asset Management, an investment and asset management firm for a private equity fund he co-founded, from 2006 to June 2013, and he co-founded Tarpon Development, LLC, serving as Chief Executive Officer from 1999 to 2005. He also served as Vice President of Finance for Julian LeCraw & Company from 1995 to 1999, where he oversaw the financing and acquisition of multifamily investments. Mr. Isakson earned a B.A. degree in Economics from Tulane University and M.A. in Economics from the University of Georgia.

        Mr. Isakson demonstrates a broad depth of knowledge of both the private and institutional side of the housing industry in acquisitions, dispositions, corporate and property-level finance, investor relations and asset management, which are highly relevant to our business.

Board Composition

        Our business and affairs are managed under the direction of our board of directors. The number of directors is determined by our board of directors, subject to the terms of our certificate of incorporation and bylaws that will become effective upon the completion of this offering. Upon the completion of this offering, our board of directors will consist of five members.

Director Independence

        Upon the completion of this offering, our common stock will be listed on The Nasdaq Global Market. Under Nasdaq rules, independent directors must comprise a majority of a listed company's board of directors within a specified period after completion of this offering. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees must be independent. Under Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Mark E. Bennett, Philip T. Blazek and John Isakson, representing a majority of our directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Nasdaq rules. In making these determinations, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Upon the closing of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Under Nasdaq rules, the membership of the audit committee is required to consist entirely of independent directors, subject to applicable phase-in periods. The following is a brief description of our committees.

        Audit committee.    In accordance with our audit committee charter, after this offering, our audit committee will: oversee our corporate accounting and financial reporting processes and our internal controls over financial reporting; evaluate the independent public accounting firm's qualifications, independence and performance; engage and provide for the compensation of the independent public accounting firm; approve the retention of the independent public accounting firm to perform any proposed permissible non-audit services; review our financial statements; review our critical accounting policies and estimates and internal controls over financial reporting; and discuss with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements. We believe that our audit committee members meet the requirements for financial literacy under the current requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. In addition, the board of directors has determined that Philip T. Blazek is qualified as an audit committee financial expert within the meaning of SEC regulations. We have made this determination based on information received by our board of directors. The audit committee will be composed of Messrs. Blazek (Chairman), Bennett and Isakson.

        Compensation committee.    In accordance with our compensation committee charter, after this offering, our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our equity-based incentive plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. The compensation committee will be composed of Messrs. Isakson (Chairman) and Blazek.

        Nominating and governance committee.    In accordance with our nominating and governance committee charter, after this offering, our nominating and governance committee will recommend to the board of directors nominees for election as directors, and meet as necessary to review director candidates and nominees for election as directors; recommend members for each committee of the board; oversee corporate governance standards and compliance with applicable listing and regulatory requirements; develop and recommend to the board governance principles applicable to the company; and oversee the evaluation of the board and its committees. We believe that the composition of our nominating and governance committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. The nominating and governance committee will be composed of Messrs. Bennett (Chairman) and Isakson.

Code of Business Conduct and Ethics

        We will adopt a new code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our code of business conduct and ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of business conduct and ethics on our website.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an executive officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Director and Officer Liability and Indemnification

        Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Upon completion of this offering, our certificate of incorporation and our bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation and our bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Upon completion of this offering, our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

        Prior to the completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

        The limitation of liability and indemnification provisions that will be contained in our certificate of incorporation and our bylaws upon completion of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth summary compensation information for the following persons: (i) all persons serving as our principal executive officer during the years ended December 31, 2017 and 2016, and (ii) our two other most highly compensated executive officers who received compensation during the years ended December 31, 2017 and 2016 of at least $100,000 and who were executive officers on December 31, 2017 and 2016. We refer to these persons as our "named executive officers" in this prospectus. The following table includes all compensation earned by the named executive officers for the respective period, regardless of whether such amounts were actually paid during the period:

Name and Position	Years	Salary($)	Bonus($)	Stock Awards($)	Option Awards($)	All Other Compensation($)	Total($)
Curtis D. Hodgson,	2017	50,000	—	—	—	3,981,846	4,031,846
Co-Chief Executive Officer	2016	50,000	—	—	—	1,514,853	1,564,853
Kenneth E. Shipley,	2017	50,000	—	—	—	2,963,000	3,013,000
Co-Chief Executive Officer	2016	50,000	—	—	—	1,160,500	1,210,500
Jeffrey V. Burt,	2017	190,000	30,000	—	—	—	220,000
Chief Financial Officer	2016	180,000	10,000	—	—	—	190,000
Larry G. Badgley,	2017	145,000	5,000	—	—	—	150,000
Director, Corporate Development(1)	2016	46,650	—	—	—	—	46,650
Neal J. Suit,	2017	—	—	—	—	—	—
General Counsel(2)	2016	—	—	—	—	—	—

(1)
Mr. Badgley joined our company in September 2016.

(2)
Mr. Suit joined our company in January 2018.

        The "All Other Compensation" column represents all distributions made to Mr. Hodgson and Mr. Shipley in the presented time periods when our company was still a partnership. The distributions of profits to Mr. Hodgson and Mr. Shipley were based upon their allocable share of partnership income. These distributions were primarily used to cover individual tax liability of the partners. The distributions made in 2017 were higher than in 2016 because we were anticipating the transition to a corporation structure that would no longer permit distributions, and thus the 2017 distributions included amounts to cover the anticipated tax liability of the respective partners for the 2017 tax year, amounts which historically would have been amounts distributed during the successive year. There were no other distributions made to Mr. Hodgson or Mr. Shipley during these periods.

        Mr. Hodgson and Mr. Shipley's compensation structure, in light of the fact they have traditionally only received a relatively nominal salary of $50,000, is focused on increasing the equity value of our company as their primary compensation is in the value of their ownership interests in the company. Mr. Hodgson, whether individually or through entities or trusts he controls, owned 50% of the partnership interests in the company as of year-end 2017, which interests were converted to an initial allocation of 10,000,000 shares of common stock of the company upon the conversion to a corporation effective January 1, 2018. Mr. Shipley and his family members, whether individually or through an entity Mr. Shipley controls, owned 50% of the partnership interests of the company as of year-end 2017, which interests were converted into an initial allocation of 10,000,000 shares of our common stock of the company upon the conversion to a corporation. We anticipate Mr. Hodgson and Mr. Shipley will continue to be compensated based on a fixed annual salary of $50,000.

Employment Agreements

        On November 27, 2018, we entered into an employment agreement with each of Curtis D. Hodgson and Kenneth E. Shipley to serve as our Co-Chief Executive Officer for an initial term beginning January 1, 2018 and ending December 31, 2021. Following the initial expiration date of the employment agreements, and on each subsequent one year anniversary of such date, the term of the employment agreements will automatically be extended for one year, unless earlier terminated by either party. Generally, since founding our company, Mr. Hodgson has overseen our day-to-day business operations, including strategic planning and manufacturing, and Mr. Shipley has overseen our sales and distribution, including our company-owned retail locations. Under the employment agreements, each executive's annual salary is $50,000, which is subject to increase at the discretion of our compensation committee. The employment agreements provide for customary provisions for the termination of the executive's employment with us for cause (as defined in the applicable employment agreement) and for any reason other than for cause. The executive will be entitled to receive his salary for the remaining portion of the employment period if he is terminated other than for cause, payable in accordance with our company's regular payroll practices. Additionally, in the event the executive's employment with us is terminated within one year after a change of control (as defined in the applicable employment agreement) for reasons other than cause, we have agreed to pay the executive an amount equal to two years' compensation at his then current rate of pay.

        The employment agreements also contain covenants (a) confirming that all intellectual property developed by each executive and relating to our business constitutes our sole and exclusive property, (b) prohibiting each executive from disclosing confidential information regarding our company at any time, (c) restricting each executive from engaging in any activities competitive with our business during his employment with us and for a period of one year thereafter, and (d) preventing each executive from recruiting, soliciting or hiring away employees of our company for a period of two years after his employment with us. The employment agreements are governed by the laws of the State of Delaware.

Outstanding Equity Awards at December 31, 2017

        The following table shows outstanding option awards held by the named executive officers as of December 31, 2017.

Name	Vested Shares	Unvested Shares	Total Shares
Curtis D. Hodgson	—	—	—
Kenneth E. Shipley	—	—	—
Jeffrey V. Burt	—	—	—
Larry G. Badgley	—	—	—
Neal J. Suit	—	—	—

2018 Incentive Compensation Plan

        Prior to the closing of this offering, the holders of a majority of our outstanding shares of common stock intend to adopt our 2018 Incentive Compensation Plan (the "Plan"), which has been previously approved by our board of directors. The purpose of our Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us. No awards under the Plan have been made to date. We have set aside an aggregate of 200,000 shares of common stock (including stock options) as additional compensation that we expect to award to our officers, directors and key personnel following this offering under the terms of our Plan, and this amount will not exceed 10% of the then outstanding shares of our common stock.

        Administration.    Our Plan is to be administered by our Compensation Committee, provided, however, that except as otherwise expressly provided in the Plan, the board of directors may exercise any power or authority granted to the committee under our Plan. Subject to the terms of our Plan, the committee is authorized to select eligible persons to receive awards, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the Plan, construe and interpret the Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies in them, and make all other decisions and determinations as the committee may deem necessary or advisable for the administration of our Plan.

        Eligibility.    The persons eligible to receive awards under our Plan are the officers, directors, employees, consultants and other persons who provide services to us. An employee on leave of absence may be considered as still in the employ of our company for purposes of eligibility for participation in our Plan.

        Types of Awards.    Our Plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of specified business or personal criteria or goals, as determined by the committee.

        Shares Available for Awards.    The total number of shares of common stock that may be subject to the granting of awards under our Plan at any time during the term of the Plan will be equal to 2,500,000 shares. This limit will be increased by the number of shares with respect to which awards previously granted under our Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an award to pay the exercise price or any tax withholding requirements.

        Stock Options and Stock Appreciation Rights.    The committee is authorized to grant stock options, including both incentive stock options, or ISOs, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the committee, but in the case of an ISO must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our Plan, the term "fair market value" means the fair market value of common stock, awards or other property as determined by the committee or under procedures established by the committee. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the committee, except that no option or stock appreciation right may have a term exceeding ten years.

        Restricted and Deferred Stock.    The committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the committee. A participant granted restricted stock generally has all of the rights of a stockholder of our company, unless otherwise determined by the committee. An award of deferred stock confers upon a participant the right to receive shares of common stock at the end of a specified deferral period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

        Dividend Equivalents.    The committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of common stock, other awards or other property equal in value to dividends paid on a specific number of shares of common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of common stock, awards or otherwise as specified by the committee.

        Bonus Stock and Awards in Lieu of Cash Obligations.    The committee is authorized to grant shares of common stock as a bonus free of restrictions, or to grant shares of common stock or other awards in lieu of our obligations to pay cash under our Plan or other plans or compensatory arrangements, subject to such terms as the committee may specify.

        Other Stock-Based Awards.    The committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The committee has the sole discretion to determine the terms and conditions of such awards.

        Performance Awards.    The committee is authorized to grant performance awards to participants on terms and conditions established by the committee. Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the committee.

        Other Terms of Awards.    Awards may be settled in the form of cash, shares of common stock, other awards or other property, in the discretion of the committee. The committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The committee is authorized to place cash, shares of common stock or other property in trusts or make other arrangements to provide for payment of our obligations under our Plan.

        Awards under our Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The committee may, however, grant awards in exchange for other awards under our Plan, awards under other company plans or other rights to payment from us, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

        Acceleration of Vesting; Change in Control.    The committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration and if so provided in the award agreement or otherwise determined by the committee, vesting will occur automatically in the case of a "change in control" of our company, as defined in our Plan (including the cash settlement of stock appreciation rights which may be exercisable in the event of a change in control). In addition, the committee may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any "change in control."

        Amendment and Termination.    The board of directors may amend, alter, suspend, discontinue or terminate our Plan or the committee's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of common stock are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to our Plan which might increase the cost of our Plan or alter the eligibility of persons to receive awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the board of directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Our Plan will terminate at the earliest of (a) such time as no shares of common stock remain available for issuance under our Plan, (b) termination of our Plan by the board of directors, or (c) the tenth anniversary of the effective date of the Plan. Awards outstanding upon expiration of our Plan will remain in effect until they have been exercised or terminated, or have expired.

        It is intended that any amounts payable under the Plan will either be exempt from Section 409A of the Code or will comply with Section 409A (including Treasury regulations and other published guidance related thereto) so as not to subject an employee to payment of any other additional tax, penalty or interest imposed under Section 409A of the Code.

Director Compensation

        Following the closing of this offering, we intend to compensate each non-employee director through annual stock option grants and by paying annual fees for their participation on the board and on respective board committees. Our board members will receive compensation of $10,000 per quarter, as well as an annual award of $10,000 in stock option grants that would vest as of the next annual meeting or in one year. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Transactions with Related Persons

        Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. Related persons include any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons. Related person transactions refers to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which (i) we were or are to be a participant, (ii) the amount involved exceeds $120,000, and (iii) a related person had or will have a direct or indirect material interest. Related person transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person, in each case subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act.

        We expect that the policy will provide that in any related person transaction, our audit committee and board of directors will consider all of the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director's independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available. After considering all such facts and circumstances, our audit committee and board of directors will determine whether approval or ratification of the related person transaction is in our best interests. For example, if our audit committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties, it will recommend to our board of directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or Nasdaq listing requirements.

        Each transaction described in "Certain Relationships and Related Transactions" was entered into prior to the adoption of our audit committee charter and the foregoing policy proposal.

Transactions and Relationships with Directors, Officers and 5% Stockholders

        Bell Mobile Homes, a retailer owned by Kenneth E. Shipley, one of our directors and Co-Chief Executive Officer, purchases manufactured homes from our company. Accounts receivable balances due from Bell Mobile Homes were $641,000 and $385,000 as of September 30, 2018 and December 31, 2017, respectively. Accounts payable balances due to Bell Mobile Homes for maintenance and related services were $68,000 and $57,000 as of September 30, 2018 and December 31, 2017. Home sales to Bell Mobile Homes were $2,634,000 and $2,529,000 for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively.

        Shipley Bros., Ltd. ("Shipley Bros."), a retailer owned by one of our significant owners, Kenneth E. Shipley, purchases manufactured homes from us. Accounts receivable balances due from Shipley Bros. were $45,000 and $41,000 as of September 30, 2018 and December 31, 2017, respectively. Manufactured home sales to Shipley Bros. were $1,925,000 and $1,960,000 for the nine months ended September 30, 2018 and the year ended December 31, 2017.

        On February 2, 2016, we entered into a $1,500,000 note payable agreement with a stated annual interest rate of 3.75% with Shipley and Sons, Ltd., a related party through the common ownership of Kenneth E. Shipley. The note is due on demand. Interest paid on the note payable to Shipley and Sons was $42,000 and $56,000 for the period ended September 30, 2018 and the year ended December 31, 2017. The balance outstanding on the note payable as of September 30, 2018 and December 31, 2017 was $1,500,000. This note was paid in full on October 18, 2018.

Indemnification Agreements

        We intend to enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See "Management—Limitations on Director and Officer Liability and Indemnification."

Corporate Conversion

        Effective January 1, 2018, we converted to a Delaware corporation and changed our name to Legacy Housing Corporation. Prior to January 1, 2018, we were a Texas limited partnership controlled by our Co-Chief Executive Officers. Upon the Corporate Conversion, all of our outstanding partnership interests were exchanged on a proportional basis for shares of common stock of Legacy Housing Corporation.

 PRINCIPAL STOCKHOLDERS

        The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock as of November 30, 2018, referred to in the table below as the "Beneficial Ownership Date," and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

  •
  each person who is known to be the beneficial owner of 5% or more of the outstanding shares of our common stock;

  •
  each of our current directors and director nominees and each of our named executive officers individually; and

  •
  all our current directors, director nominees and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to stock options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date and shares of restricted stock subject to vesting until the occurrence of certain events, including the closing of this offering, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 20,000,000 shares of common stock outstanding as of the Beneficial Ownership Date and 23,500,000 shares of common stock outstanding immediately after this offering, assuming that the underwriters do not exercise their option to purchase up to 525,000 additional shares of our common stock to cover over-allotments in full.

        To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is c/o Legacy Housing Corporation, 1600 Airport Freeway, #100, Bedford, Texas 76022. Each of the persons and entities named in the table below acquired their shares of common stock pursuant to the Corporate Conversion. See "Corporate Conversion" for additional information.

	Shares of Common Stock Beneficially Owned Immediately Prior to the Completion of this Offering		Shares of Common Stock Beneficially Owned Immediately After this Offering
Name and Address of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage
Directors and Executive Officers
Curtis D. Hodgson(1)	10,000,000	50.0%	10,000,000	42.6%
Kenneth E. Shipley(2)	3,400,000	17.0%	3,400,000	14.5%
Jeffrey V. Burt	—	—	—	—
Larry G. Badgley	—	—	—	—
Neal J. Suit	—	—	—	—
Mark Bennett	—	—	—	—
Philip T. Blazek	—	—	—	—
John Isakson	—	—	—	—
5% Stockholders
William Shipley(2)	3,300,000	16.5%	3,300,000	14.0%
Douglas Shipley(2)	3,300,000	16.5%	3,300,000	14.0%
All directors, director nominees and executive officers as a group (8 persons)	13,400,000	67.0%	13,400,000	57.0%

(1)
Mr. Hodgson's beneficial ownership includes 1,000,000 shares of common stock owned by Hodgson Ventures, a Texas limited partnership, of which Mr. Hodgson is the general partner, 3,300,000 shares of common stock owned by the Hodgson 2015 Grandchild's Trust, of which Mr. Hodgson shares voting and investment power with respect to such shares, 1,100,000 shares of common stock owned by Dechomai Asset Trust, a charitable trust for which Mr. Hodgson shares voting and investment power, and 100,000 shares owned by Cusach, Inc., an entity controlled by Mr. Hodgson.

(2)
Kenneth E. Shipley's beneficial ownership includes 100,000 shares of common stock owned by Shipley Bros., Ltd., an entity controlled by Kenneth E. Shipley. Each of Kenneth E. Shipley's brothers, William Shipley and Douglas Shipley, owns 3,300,000 shares of our common stock, as to which shares Kenneth E. Shipley disclaims any beneficial interest.

 DESCRIPTION OF CAPITAL STOCK

        The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which are incorporated by reference to the exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware law. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective upon completion of this offering. The description of our common stock and preferred stock reflects the completion of the Corporate Conversion that was effective January 1, 2018.

General

        Prior to January 1, 2018, we were a Texas limited partnership and the rights and obligations of our partners were governed by the Legacy Housing, Ltd. Limited Partnership Agreement. On January 1, 2018, we effected the Corporate Conversion pursuant to which we converted into a Delaware corporation and changed our name to Legacy Housing Corporation. The rights and obligations set forth in the Legacy Housing, Ltd. Limited Partnership Agreement terminated immediately prior to the consummation of the Corporate Conversion. As of January 1, 2018, we are a federal taxpayer as opposed to a pass-through entity for tax purposes. The following description of our capital stock is a summary and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

        Upon the closing of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of November 30, 2018, there were 20,000,000 shares of common stock issued and outstanding, held of record by eight stockholders, and no shares of preferred stock issued or outstanding.

        Only the 3,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining 20,000,000 shares of common stock outstanding after this offering will be "restricted securities" as such term is defined in Rule 144 under the Securities Act and will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, subject to any volume and other limitations applicable to the holders of such shares.

        We have set aside 200,000 shares of common stock as additional compensation that we will award to our officers, directors, and key personnel under our 2018 Incentive Compensation Plan.

Common Stock

        Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

        Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of our company.

        We have no present plans to issue any shares of preferred stock.

Effect of Certain Provisions of our Charter and Bylaws and the Delaware Anti-Takeover Statute

        Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

  No cumulative voting

        The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws prohibit cumulative voting in the election of directors.

  Undesignated preferred stock

        The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  Calling of special meetings of stockholders and action by written consent

        Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors, chairman of the board of directors or chief executive officer or upon the written request of stockholders owning at least 33 1/3% of the outstanding common stock. Stockholder owning less than such required amount may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

        Our charter documents provide that any action required or permitted to be taken by the stockholders of the company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders.

  Requirements for advance notification of stockholder nominations and proposals

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  Amendment of certificate of incorporation and bylaws

        The amendment of certain provisions (including the above provisions) of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

  Section 203 of the Delaware General Corporation Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  At or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
    Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Choice of Forum

        Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers, or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any director, officer or other employee that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. Any person or entity purchasing or otherwise acquiring shares of our capital stock will be deemed to have notice of and consented to this provision of our certificate of incorporation. However, this sole and exclusive forum provision will not apply in those instances where there is exclusive federal jurisdiction, including but not limited to certain actions arising under the Securities Act or the Exchange Act.

Limitations of Liability and Indemnification

        See "Certain Relationships and Related Transactions—Indemnification Agreements."

Exchange Listing

        We intend to list our common stock for trading on The Nasdaq Global Market under the symbol "LEGH."

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company. The transfer agent and registrar's address is 17 Battery Place, 8th Floor, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, no public market has existed for our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Before completion of this offering, our capital stock consists of 90,000,000 shares of common stock authorized and 20,000,000 shares of common stock outstanding. In connection with this offering, we will issue an additional 3,500,000 shares of new common stock and, immediately following this offering, we will have 23,500,000 total shares of common stock outstanding, in each case, assuming the underwriters do not exercise their option to purchase additional shares (or 24,025,000 shares if the underwriters exercise their over-allotment option to purchase additional shares in full). Of those shares, the 3,500,000 shares of common stock sold in the offering (or 4,025,000 shares if the underwriters exercise their over-allotment option to purchase additional shares in full) will be freely transferable without restriction, unless purchased by persons deemed to be our "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 20,000,000 shares of common stock to be outstanding immediately following the completion of this offering are "restricted," which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the lock-up agreements described below, and assuming the underwriters do not release any stockholders from the lock-up agreements, the restricted shares of our common stock will be eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of lock-up agreements not to sell such shares entered into between the underwriter and such stockholders beginning 180 days after the date of this prospectus.

Rule 144

        In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding (235,000 shares immediately after this offering or 240,250 shares if the underwriters exercise their over-allotment option to purchase additional shares in full); or

  •
  the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

  •
  Subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 235,000 shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

Form S-8 Registration Statement

        Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2018 Incentive Compensation Plan. Shares covered by this registration statement will be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

        All of the executive officers and directors and certain of our stockholders have agreed that, without the prior written consent of B. Riley FBR, Inc., as representative of the several underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exemptions, as set forth in the section entitled "Underwriting."

 UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for which B. Riley FBR, Inc. is acting as the representative (the "Representative"), we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of our common stock listed next to its name in the following table:

Underwriter	Number of Shares
B. Riley FBR, Inc.
Oak Ridge Financial
National Securities Corporation

Total	3,500,000

        Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters' option to purchase additional shares), if the underwriters buy any of such shares. The underwriters' obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

        The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $        per share. After the initial public offering of the shares of our common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares of our common stock made outside the United States may be made by affiliates of certain of the underwriters.

Over-Allotment Option

        We have granted to the underwriters an option to purchase up to 525,000 additional shares of our common stock at the public offering price per share as they are paying for the shares shown in the table on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option in whole or in part at any time within 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters' initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions

        The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public Offering Price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Total	$	$	$
Proceeds, before expenses, to us	$	$	$

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $926,250. We have agreed to reimburse the underwriters for certain of their expenses, including fees of counsel in connection with filing with FINRA, in an amount not to exceed $175,000 (which is included in the total expense amount).

Right of First Refusal

        In connection with this offering, we granted B. Riley FBR, Inc. a right of first refusal, subject to completion of this offering, for a period of one year from the date of the offering to act as (i) financial advisor in connection with any review of strategic alternatives, including any merger and acquisition advisory work, (ii) a significant bookrunner in connection with any public offering of debt or equity or equity-linked securities, and (iii) initial purchaser and/or placement agent in any private offering of equity or equity-linked securities or other capital markets financing.

Stabilization

        In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

  •
  Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

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  Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters' option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the Representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

Discretionary Accounts

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

IPO Pricing

        Prior to this offering, no public market has existed for our common stock. The initial public offering price has been negotiated between us and the Representative. Among the factors considered in these negotiations are: the history of, and prospects for, us and the industry in which we compete; our past and present financial performance; an assessment of our management; the present state of our development; the prospects for our future earnings; the prevailing conditions of the applicable United States securities market at the time of this offering; previous trading prices for our common stock in the private market and market valuations of publicly traded companies that we and the representative believe to be comparable to us.

Lock-Up Agreements

        We have agreed that for a period of 180 days after the date of the underwriting agreement, we will not, without the prior written consent of B. Riley FBR, Inc., which may be withheld or delayed in B. Riley FBR, Inc.'s sole discretion:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or file any registration statement under the Securities Act with respect to any of the foregoing; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our common stock,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. The prior sentence will not apply to (i) the shares to be sold pursuant to the underwriting agreement, (ii) any shares of our common stock issued by us upon the exercise of an option or other security outstanding on the date hereof, (iii) such issuances of options or grants of restricted stock or other equity-based awards under our 2018 Incentive Compensation Plan and the issuance of shares issuable upon exercise of any such equity-based awards, and (iv) the filing by us of registration statements on Form S-8.

        Each of our directors and our executive officers has agreed that for a period ending 180 days after the date of the underwriting agreement, none of them will, without the prior written consent of the Representative which may be withheld or delayed in the Representative's sole discretion:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock owned directly by such director or executive officer or with respect to which such director or executive officer has beneficial ownership; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

        Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our directors and executive officers may transfer our securities: (i) pursuant to the exercise or conversion of our securities, including, without limitation, options and warrants; (ii) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth above; (iii) to any trust for the direct or indirect benefit of such director or executive officer or the immediate family of such director or executive officer, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth above; (iv) any transfer required under any benefit plans or our charter or bylaws; (v) as required by participants in our 2018 Incentive Compensation Plan stock incentive plan in order to reimburse or pay federal income tax and withholding obligations in connection with vesting of restricted stock grants or the exercise of stock options or warrants; or (vi) in or in connection with any merger, consolidation, combination or sale of all or substantially all of our assets or in connection with any tender offer or other offer to purchase at least 50% of our common stock.

        Notwithstanding the foregoing, nothing shall prevent our directors or executive officers from, or restrict their ability to, (i) purchase our securities in a public or private transaction, or (ii) exercise or convert any options, warrants or other convertible securities issued to or held by such director or executive officer, including those granted under our 2018 Incentive Compensation Plan.

Other Relationships

        B. Riley FBR, Inc. may in the future provide us and our affiliates with investment banking and financial advisory services for which B. Riley FBR, Inc. may in the future receive customary fees. B. Riley FBR, Inc., as the Representative, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Listing

        In connection with this offering, we intend to apply to have our common stock listed on The Nasdaq Global Market under the symbol "LEGH." There is no assurance, however, that our common stock will be listed on The Nasdaq Global Market or any other national securities exchange.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Selling Restrictions

  Canada

        Notice to Canadian Residents (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

        This document constitutes an "exempt offering document" as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares of common stock described herein. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the common stock and any representation to the contrary is an offence.

        Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to "connected issuer" and/or "related issuer" relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

  Resale Restrictions

        The offer and sale of the shares of common stock in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of shares of common stock acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the shares of common stock outside of Canada.

  Representations of Purchasers

        Each Canadian investor who purchases shares of common stock will be deemed to have represented to the issuer, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an "accredited investor" as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions ("NI 45-106") or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a "permitted client" as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

  Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the common stock or with respect to the eligibility of the common stock for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

  Rights of Action for Damages or Rescission

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

  Language of Documents

        Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

  Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

  Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.

        This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law. We currently maintain insurance for the benefit of any director or officer, which cover claims for which we could not indemnify such persons.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for the issuer by Olshan Frome Wolosky LLP, New York, New York. The underwriters have been represented in connection with this offering by Winston & Strawn LLP, Dallas, Texas.

 EXPERTS

        The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the common stock we are offering pursuant to this prospectus. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. To receive copies of public records not posted to the SEC's web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Mail Stop 2736, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room.

LEGACY HOUSING CORPORATION

Condensed Balance Sheets

(unaudited, dollars in thousands)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$449	$428
Accounts receivable, net of allowance for doubtful accounts	2,676	3,792
Current portion consumer loans	4,690	4,305
Current portion of notes receivable from mobile home parks ("MHP")	8,029	7,216
Current portion of other notes receivable	4,211	2,339
Inventories	42,888	39,561
Prepaid expenses and other current assets	3,180	1,800

Total current assets	66,123	59,441
Property, plant and equipment, net	15,992	11,826
Consumer loans, net of deferred financing fees and allowance for loan losses	88,784	82,331
Notes receivable from mobile home parks ("MHP")	51,766	42,286
Other notes receivable, net of allowance for loan losses	2,236	2,867
Other assets	1,405	2,205
Inventory non-current	7,350	7,379

Total assets	$233,656	$208,335

Liabilities and Equity
Current liabilities:
Accounts payable	$3,427	$6,280
Accrued liabilities	8,953	4,820
Customer deposits	1,761	2,903
Note payable to related party	1,500	1,500
Escrow liability	5,228	4,508
Current portion of notes payable	213	3,776

Total current liabilities	21,082	23,787
Long-term liabilities:
Lines of credit	58,010	53,094
Deferred tax liabilities	1,705	—
Note payable, net of current portion	3,813	410
Dealer incentive liability	6,040	6,773

Total liabilities	90,650	84,064
Commitments and contingencies (Note 12)
Stockholders' equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized: issued -0-	—	—
Common stock, $.001 par value, 90,000,000 shares authorized:	20	—
issued and outstanding 20,000,000	—	—
Partners' Capital	—	124,271
Additional paid-in-capital	124,251	—
Retained earnings	18,735	—

Total equity	143,006	124,271

Total liabilities and equity	$233,656	$208,335

See accompanying notes to financial statements.

LEGACY HOUSING COPRORATION

Condensed Statements of Operations

(unaudited, dollars in thousands, except per share amounts)

	Nine months ended September 30,
	2018	2017
Net revenue:
Product sales	$110,498	$73,015
Consumer and MHP loans interest	13,653	11,478
Other	3,088	2,287

Total net revenue	127,239	86,780

Operating expenses:
Cost of product sales	83,323	56,524
Selling, general administrative expenses	14,768	11,641
Dealer incentive	459	821

Income from operations	28,689	17,794
Other income (expense):
Non-operating interest income	189	224
Miscellaneous, net	122	354
Interest expense	(2,027)	(1,531)

Total other	(1,716)	(953)

Income before income tax expense	26,973	16,841
Income tax expense	(8,238)	(107)

Net income	$18,735	$16,734

Weighted average shares outstanding:
Basic and diluted	20,000,000

Net income per share:
Basic and diluted	$0.94

Pro Forma Information:
Net income		16,734
Pro forma provision for income taxes		(6,001)

Pro forma net income		10,733

Pro forma weighted average shares outstanding:
Pro forma basic and diluted		20,000,000

Pro forma net income per share:
Pro forma basic and diluted		$0.54

See accompanying notes to financial statements.

LEGACY HOUSING COPRORATION

Condensed Statements of Cash Flows

(unaudited, dollars in thousands)

	Nine months ended September 30,
	2018	2017
Operating activities:
Net income	$18,735	$16,734
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	610	461
Provision for loan loss—consumer loans	571	472
Deferred tax liability	1,705	—
Changes in operating assets and liabilities:
Accounts receivable	1,116	808
Consumer loans originations	(14,381)	(14,662)
Consumer loans principal collections	6,972	5,394
Notes receivable MHP originations	(23,845)	(14,904)
Notes receivable MHP principal collections	13,552	11,746
Inventories	(3,298)	(2,315)
Prepaid expenses and other current assets	(1,380)	(380)
Other assets	800	398
Accounts payable	(2,853)	(441)
Accrued liabilities	4,133	592
Customer deposits	(1,142)	1,646
Dealer incentive liability	(733)	414

Net cash provided by (used in) operating activities	562	5,963
Investing activities:
Purchases of property, plant and equipment	(4,776)	(922)
Notes receivable	(1,241)	695

Net cash used in investing activities	(6,017)	(227)
Financing activities:
Partner distributions		(3,964)
Escrow liability	720	796
Principal payments on note payable	(160)	(173)
Proceeds from lines of credit	45,758	35,464
Payments on lines of credit	(40,842)	(38,198)

Net cash provided by (used in) financing activities	5,476	(6,075)

Net (decrease) increase in cash and cash equivalents	21	(339)
Cash and cash equivalents at beginning of period	428	1,009

Cash and cash equivalents at end of period	$449	$670

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,932	$1,474

Cash paid for taxes	$3,600	$100

See accompanying notes to consolidated financial statements.

LEGACY HOUSING CORPORATION

Condensed Statement of Changes in Stockholders' Equity

(unaudited, dollars in thousands)

		Common Stock
	Total Partners' Capital			Addditional paid-in capital	Retained earnings
		Shares	Amount			Total
January 1, 2017	$115,591	—	$—	$—	$—	$—

Partner distributions	(17,668)
Net income	26,348

December 31, 2017	$124,271	—	$—	$—	$—	$—

Shares issued upon incorporation	(124,271)	20,000,000	20	124,251	—	124,271
Net income					18,735	18,735

September 30, 2018	$—	20,000,000	$20	$124,251	$18,735	$143,006

See accompanying notes to financial statements.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

1. NATURE OF OPERATIONS

        Legacy Housing, Ltd., (the "Partnership") was originally organized in May 2005 as a Texas limited partnership. Effective January 1, 2018, the Partnership converted into a Delaware corporation and changed its name to Legacy Housing Corporation (the "Company"), which is referred to herein as the Corporate Conversion. The Company is headquartered in Bedford, Texas.

        The Company (1) manufactures and provides for the transport of mobile homes, (2) provides wholesale financing to dealers and mobile home parks and (3) provides retail financing to consumers. The Company manufactures its mobile homes at plants located in Fort Worth, Texas, Commerce, Texas and Eatonton, Georgia. The Company relies on a network of dealers to market and sell its mobile homes. The Company also sells homes directly to dealers and mobile home parks.

Corporate Conversion

        Prior to January 1, 2018, the Company operated as a Texas limited partnership under the name Legacy Housing, Ltd. Effective January 1, 2018, the Company converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Legacy Housing Corporation. In order to consummate the Corporate Conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware and with the Secretary of State of the State of Texas. Holders of partnership interests in Legacy Housing, Ltd. received an initial allocation, on a proportional basis, of 20,000,000 shares of common stock of Legacy Housing Corporation.

        Following the Corporate Conversion, Legacy Housing Corporation continues to hold all property and assets of Legacy Housing, Ltd. and all of the debts and obligations of Legacy Housing, Ltd. The Company is now governed by a certificate of incorporation filed with the Secretary of State of the State of Delaware and bylaws. On the effective date of the Corporate Conversion, the officers of Legacy Housing, Ltd. became the officers of Legacy Housing Corporation. As a result of the Corporate Conversion, the Company is now a federal corporate taxpayer as opposed to a pass-through entity for tax purposes.

        The purpose of the Corporate Conversion was to reorganize the Company's corporate structure so that the top-tier entity in our corporate structure, the entity that is offering shares of common stock to the public in this offering, is a corporation rather than a limited partnership and so that our existing owners own shares of our common stock rather than partnership interests in a limited partnership.

Basis of Presentation

        The accompanying interim condensed financial statements as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017, and the related interim information contained within the notes to the condensed financial statements, are unaudited. The unaudited interim condensed financial statements have been prepared in accordance with GAAP and on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim condensed financial statements contain all adjustments which are necessary to state fairly the Company's financial position as of September 30, 2018, and the results of its operations and cash flows for the nine months ended September 30, 2018 and 2017. Such adjustments are of a normal and recurring nature. The results for the nine months ended September 30, 2018 are not necessarily

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

1. NATURE OF OPERATIONS (Continued)

indicative of the results to be expected for the full fiscal year 2018, or for any future period. These interim unaudited condensed financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the years ended December 31, 2017 and 2016 included within this Form S-1 registration statement.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

        The Company considers all cash and highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances in bank accounts that may, at times, exceed federally insured limits. The Company has not incurred any losses from such accounts and management considers the risk of loss to be minimal. As of September 30, 2018 and December 31, 2017, the Company had no bank account that exceeded the FDIC limit.

Accounts Receivable

        Included in accounts receivable are receivables from direct sales of mobile homes and sales of parts and supplies to customers, and interest receivables.

        Accounts receivables are generally due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines the allowance by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company establishes an allowance for doubtful accounts for amounts that are deemed to be uncollectible. At September 30, 2018 and December 31, 2017, the allowance for doubtful accounts totaled $368 and $115, respectively.

Consumer Loans Receivable

        Consumer loans receivable result from financing transactions entered into with retail buyers of mobile homes sold through dealers. Consumer loans receivable generally consist of the sales price and any additional financing fees, less the buyer's down payment. Interest income is recognized monthly per the terms of the financing agreements. The average contractual interest rate per loan was approximately 13.9% as of September 30, 2018 and December 31, 2017. Consumer loans receivable have maturities that range from 5 to 25 years.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Loan applications go through an underwriting process which considers credit history to evaluate credit risk. Interest rates on approved loans are determined based on buyer's credit score and down payment amount.

        The Company uses payment history to monitor the credit quality of the consumer loans on an ongoing basis.

Allowance for Loan Losses—Consumer Loans Receivable

        The allowance for loan losses reflects management's estimate of losses inherent in the consumer loans that may be uncollectible based upon review and evaluation of the consumer loan portfolio as of the date of the balance sheet. An allowance for loan losses is determined after giving consideration to, among other things, the loan characteristics, including the financial condition of borrowers, the value and liquidity of collateral, delinquency and historical loss experience.

        The allowance for loan losses is comprised of two components: the general reserve and specific reserves.

        The Company's calculation of the general reserve considers the historical loss rate for the last three years, adjusted for the estimated loss discovery period and any qualitative factors both internal and external to the Company. Specific reserves are determined based on probable losses on specific classified impaired loans.

        The Company's policy is to place a loan on nonaccrual status when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due, which is normally when either principal or interest is past due and remains unpaid for 90 days or more. Management implemented this policy based on an analysis of historical data and performance of loans and the likelihood of recovery once principal or interest payments became delinquent and were aged 90 days or more. Payments received on nonaccrual loans are accounted for on a cash basis, first to interest and then to principal, as long as the remaining book balance of the asset is deemed to be collectible. The accrual of interest resumes when the past due principal or interest payments are brought within 90 days of being current. As of September 30, 2018 and December 31, 2017, total principal outstanding for consumer loans on nonaccrual status was $1,060 and $1,237 respectively.

        Impaired loans are those loans where it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impaired loans are generally measured based on the fair value of the collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible. A loan is generally deemed impaired when it is probable the Company will be unable to collect all amounts due for scheduled principal and interest payments, including loans in the process of repossession. A specific reserve is created for impaired loans based on fair value of underlying collateral value. The Company used various factors to determine the value of the underlying collateral for impaired loans. These factors were: (1) the length of time the unit was unsold after construction; (2) the amount of time the house was occupied; (3) the cooperation level of the borrowers, i.e., loans requiring legal action or extensive field collection efforts; (4) units located on private property as

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

opposed to a manufactured home park; (5) the length of time the borrower has lived in the house without making payments; (6) location, size, and market conditions; and (7) the experience and expertise of the particular dealer assisting in collection efforts.

        Collateral for repossessed loans is acquired through foreclosure or similar proceedings and is recorded at the estimated fair value of the home, less the costs to sell. At repossession, the fair value of the collateral is computed based on the historical recovery rates of previously charged-off loans; the loan is charged off and the loss is charged to the allowance for loan losses. At each reporting period, the fair value of the collateral is adjusted to the lower of the amount recorded at repossession or the estimated sales price less estimated costs to sell, based on current information. Repossessed homes totaled $1,075 and $1,856 as of September 30, 2018 nd December 31, 2017, respectively, and are included in other assets in the balance sheets.

Notes Receivable from Mobile Home Parks

        The notes receivable from mobile home parks ("MHP Notes" or "Notes") relate to mobile homes sold to mobile home parks and financed through notes receivable. The Notes have varying maturity dates and call for monthly principal and interest payments. The interest rate on the MHP Notes are typically set at 4.0% above prime with a minimum of 8.0%. The collateral underlying the Notes are individual mobile homes which can be repossessed and resold. The MHP Notes are generally personally guaranteed by the borrowers with substantial financial resources.

Allowance for Loan Losses—MHP Notes

        MHP Notes are stated at amounts due from customers, net of allowance for loan losses. The Company determines the allowance by considering several factors including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company establishes an allowance reserve composed of specific and general reserve amounts.

Other Notes Receivable

        Other notes receivable relate to various notes issued to mobile park owners and dealers, which are not directly tied to sale of mobile homes. The other notes have varying maturity dates and call for monthly principal and interest payments. The other notes are collateralized by mortgages on real estate, units being financed and used as offices, as well as vehicles, and are typically personally guaranteed by the borrowers. The interest rate on the other notes are fixed and range from 6.25% to 12.00%. The Company reserves for estimated losses on the other notes based on current economic conditions that may affect the borrower's ability to pay, the borrower's financial strength, and historical loss experience. The allowance for loan losses on other notes was $0 as of September 30, 2018 and December 31, 2017, respectively.

Inventories

        Inventories consist of raw materials, work-in-process, and finished goods and are stated at the lower of cost or net realizable value. The cost of raw materials is based on the first-in first-out method.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Finished goods and work-in-process are based on a standard cost system that approximates actual costs using the specific identification method.

        Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the product to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory. For the nine-months ended September 30, 2018 and 2017, the Company recorded an insignificant amount of inventory write-down.

        The Company evaluates inventory based on historical experience to estimate its inventory not expected to be sold in less than a year. The company classifies its inventory not expected to be sold in one year as non-current. As of September 30, 2018 and December 31, 2017 non-current inventory was $7,350 and $7,379, respectively.

Property, Plant, and Equipment

        Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of each asset. Estimated useful lives for significant classes of assets are as follows: buildings and improvements, 30 to 39 years; vehicles, 5 years; machinery and equipment, 7 years; and furniture and fixtures, 7 years. Repair and maintenance charges are expensed as incurred. Expenditures for major renewals or betterments which extend the useful lives of existing property, plant and equipment are capitalized and depreciated.

Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Assets are grouped at the lowest level in which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. In such cases, if the future undiscounted cash flows of the underlying assets are less than the carrying amount, then the carrying amount of the long-lived asset will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying asset or its determinable fair value. No impairment for long-lived assets was recorded for the nine-months ended September 30, 2018 and 2017.

Dealer Incentive Liability

        Under a dealer agreement with each dealer, a portfolio is created for the houses sold by the dealer with consumer loan arrangements. The dealer is eligible to receive a dealer incentive, which is a portion of total collections on a consumer loan portfolio after the Company's contribution (collection thresholds set per the terms of dealer agreement) is met.

        A dealer incentive liability is recorded in the Company's balance sheet based on total outstanding balance of individual dealer loan portfolios at period end, less the remaining portion of the Company's contribution in respective portfolios. As of September 30, 2018 and December 31, 2017, the dealer

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

incentive liability was $6,040 and $6,773, respectively. Dealer incentive expense for the nine-months ended September 30, 2018 and 2017 totaled $459 and $821, respectively, and is included in the Company's statement of operations.

Product Warranties

        The Company provides retail home buyers with a one-year warranty from the date of purchase on manufactured inventory. Product warranty costs are accrued when the covered homes are sold to customers. Product warranty expense is recognized based on the terms of the product warranty and the related estimated costs. Factors used to determine the warranty liability include the number of homes under warranty and the historical costs incurred in servicing the warranties. The accrued warranty liability is reduced as costs are incurred and warranty liability balance is included as part of accrued liabilities in the Company's balance sheet.

Advertising Costs

        The Company expenses all advertising and marketing expenses in the period incurred. Advertising costs for the nine-months ended September 30, 2018 and 2017 were $483 and $789, respectively.

Fair Value Measurements

        The Company accounts for its investments and derivative instruments in accordance with Financial Accounting Standards Board ("FASB') Accounting Standards Codification ("ASC") 820-10, Fair Value Measurement, which among other things provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurement) and the lowest priority to unobservable

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

inputs (Level III measurements). The three levels of fair value hierarchy under ASC 820-10, Fair Value Measurement, are as follows:

Level I	Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives.
Level II
Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include: (1) Quoted prices for similar assets or liabilities in active markets; (2) Quoted prices for identical or similar assets or liabilities in inactive markets; (3) Inputs other than quoted prices that are observable; (4) Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.
Level III
Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

        The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, consumer loans, MHP Notes, other notes, accounts payable, lines of credit, notes payable, and dealer portion of consumer loans.

        The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. This is considered a Level I valuation technique. The MHP Notes, other notes, lines of credit, and notes payable have variable interest rates that reflect market rates and their fair value approximates their carrying value. This is considered a Level II valuation technique. The Company also assessed the fair value of the consumer loans receivable based on the discounted value of the remaining principal and interest cash flows. The Company determined that the fair value of the consumer loan portfolio was approximately $95,368 compared to the book value of $93,474 as of September 30, 2018, and a fair value of approximately $90,900 compared to the book value of $86,636 as of December 31, 2017. This is a Level III valuation technique.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Direct Sales

        Revenue from homes sold to independent retailers that are not financed and not under a consignment arrangement are generally recognized upon execution of a sales contract and when the home is shipped, at which time title passes to the independent retailer and collectability is reasonably assured. These types of homes are generally either paid for prior to shipment or floor plan financed by the independent retailer through standard industry arrangements, which can include repurchase agreements.

Commercial Sales

        Revenue from homes sold to mobile home parks under commercial loan programs involving funds provided by the Company is recognized when the home is shipped, at which time title passes to the customer and a sales and financing contract is executed and the down payment received, and collectability is reasonably assured.

Consignment Sales

        The Company provides floor plan financing for independent dealers, which takes the form of a consignment arrangement. Sales under a consignment agreement are recognized as revenue when the Company enters into a sales contract and receives full payment for cash sales, and title passes; or, upon execution of a sales and financing contract, with a down payment received and upon delivery of the home to the final individual customer, at which time title passes and collectability is reasonably assured. For homes sold to customers through dealers under consignment arrangements and financed by the Company, a percentage of profit is paid to the dealer up front as a commission for sale and also reimburses certain direct expenses incurred by the dealer for each transaction. Such payments are recorded as cost of product sales in the Company's statement of operations.

Retail Store Sales

        Revenue from direct retail sales through Company-owned retail locations are generally recognized when the customer has entered into a legally binding sales contract, with full payment received, the home is delivered at the customer's site, title has transferred and collection is reasonably assured. Retail sales financed by the Company are recognized as revenue upon the execution of a sales and financing contract with a down payment received and upon delivery of the home to the final customer, at which time title passes and collectability is reasonably assured. Revenue is recognized net of sales taxes.

        For the nine-months ended September 30, 2018 and 2017, total cost of product sales included $8,046 and $10,024 of costs, mainly relating to up front dealer commission and reimbursed dealer expenses for consignment sales and certain other similar costs incurred for retail store and commercial sales.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shipping, Delivery and Handling Costs

        Shipping and handling costs incurred to deliver product to our customers are included as a component of cost of product sales in the statement of operations. Shipping and handling costs for the nine-months ended September 30, 2018 and 2017 were $2,937 and $1,114, respectively.

Income Taxes

        The Company is subject to U.S. federal and state income taxes as a corporation. Prior to the corporate conversion, the Partnership was treated as flow-through entities for U.S. federal income tax purposes, and as such, was generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income was passed through to its partners. Accordingly, prior to the corporate conversion, the Partnership only recorded a provision for Texas franchise tax as the Partnership's taxable income was included in the income tax returns of the individual partners.

        Income tax expense for the Company is recognized for the tax effects of the transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized. In addition, management does not believe there are any unrecorded deferred tax liabilities that are material to the financial statements.

        During 2017, a comprehensive U.S. tax reform package, the Tax Cuts and Jobs Act, or Tax Act, was enacted which, among other things, lowered the corporate income tax rate from 35% to 21%. As a result of the corporate conversion on January 1, 2018, the Company has measured its opening deferred tax assets and liabilities at the newly enacted rate.

        The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes. The Company recognizes interest and penalties relating to uncertain tax provisions as a component of tax expense. For the periods presented, management has determined there are no uncertain tax positions.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations

        Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, consumer loans, and MHP Notes. Management believes that its credit policies are adequate to minimize potential credit risk related to accounts receivable. The consumer loans are secured by the mobile homes that were financed through the loans. The MHP Notes are secured by mobile homes, other assets, and are personally guaranteed. The MHP Notes personal guarantor may cover multiple parks and each park is treated as a customer. As of September 30, 2018 there was one customers that represented 11% of MHP Notes and as of December 31, 2017, two customers represented approximately 21% of MHP Notes, respectively.

Recent Accounting Pronouncements

        The Company has elected to use longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act as an emerging growth company.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

        In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the new revenue standard. The Company will adopt the requirements of the new standard in the fiscal year beginning January 1, 2019 using the modified retrospective transition method. The Company has engaged a third-party firm to assist with the evaluation of the impact of the adoption of ASU 2014-09 and is uncertain of the impact on the financial statements at this point in time.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and an asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous requirements. The Company plans to use longer phase-in period for adoption and accordingly this ASU is effective for the Company's fiscal year beginning January 1, 2020. Modified retrospective application and early adoption is permitted. The Company is continuing to evaluate the impact of the adoption of this ASU. The Company is anticipating a material change to the balance sheet due to recording the Right of Use Asset, however we do not expect there to be a material change to our Statement of Operations.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2016, the FASB issued an accounting standards update ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down and affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Company plans to use longer phase-in period for adoption and accordingly this ASU is effective for the Company's fiscal year beginning January 1, 2021. The Company is continuing to evaluate the impact of the adoption of this ASU and is uncertain of the impact on the financial statements and disclosures at this point in time.

        In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities ("ASU 2017-08"), which requires the premium on callable debt securities to be amortized to the earliest call date as opposed to the contractual life of the security. ASU 2017-08 will be effective beginning with the first quarter of the Company's fiscal year 2020. The Company is continuing to evaluate the impact of the adoption of this ASU and is uncertain of the impact on the financial statements and disclosures at this point in time.

        From time to time, new accounting pronouncements are issued by the FASB and other regulatory bodies that are adopted by the Company as of the specified effective dates. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's Financial Statements upon adoption.

3. CONSUMER LOANS RECEIVABLE

        Consumer loans receivable, net of allowance for loan losses and deferred financing fees, consisted of the following:

	As of September 30, 2018	As of December 31, 2017
Consumer loan receivable	$97,067	$90,276
Deferred financing fees, net	(2,930)	(2,835)
Allowance for loan losses	(663)	(805)

Consumer loans receivable, net	$93,474	$86,636

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

3. CONSUMER LOANS RECEIVABLE (Continued)

        The following table presents a detail of the activity in the allowance for loan losses:

	Nine Months Ended September 30,
			Year Ended December 31, 2017
	2018	2017
Allowance for loan losses, beginning of period	$805	$578	$578
Provision for loan losses	571	472	961
Charge offs	(713)	(386)	(734)

Allowance for loan losses	$663	$664	$805

        The impaired and general reserve for allowance for loan losses:

	Nine Months Ended September 30,
		Year Ended December 31, 2017
	2018
Total consumer loans	$97,067	$90,276
Total allowance for loan losses	663	805
Impaired loans individually evaluated for impairment	1,060	1,237
Specific reserve against impaired loans	343	447
Other loans collectively evaluated for allowance	96,007	89,039
General allowance for loan losses	320	358

        As of September 30, 2018, the total principal outstanding for consumer loans on nonaccrual status was $1,060. A detailed aging of consumer loans receivable that are past due as of September 30, 2018 were as follows:

	September 30, 2018%
Total consumer loans receivable	$97,067	100.0

Past due consumer loans:
31 - 60 days past due	$1,556	1.6
61 - 90 days past due	59	0.1
91 - 120 days past due	86	0.1
Greater than 120 days past due	1,002	1.0

Total past due	$2,703	2.8

4. NOTES RECEIVABLE FROM MOBILE HOME PARKS ("MHP Notes")

        There were no past due MHP Notes as of September 30, 2018 and December 31, 2017 and no charge offs were recorded for MHP Notes during the nine-months ended September 30, 2018 and year ended December 31, 2017. There is no allowance for loan loss against the MHP Notes as of September 30, 2018 and December 31, 2017.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

5. OTHER NOTES RECEIVABLE

        The balance outstanding on the other notes receivable were as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Outstanding principal balance	$6,507	$5,270
Allowance for loan losses	(60)	(64)

Total	$6,447	$5,206

6. INVENTORIES

        Inventories consisted of the following:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Raw materials	$14,295	$11,956
Work in progress	535	703
Finished goods at retail locations	6,980	6,385
Finished goods consigned to dealers	28,428	27,896

Total	$50,238	$46,940

7. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Land	$7,219	$3,004
Buildings and improvements	9,075	9,008
Vehicles	1,492	1,269
Machinery and equipment	3,053	2,788
Furniture and fixtures	138	135

Total	20,977	16,204
Less accumulated depreciation	(4,985)	(4,378)

Total property, plant and equipment	$15,992	$11,826

        Depreciation expense was $610 with $226 included as a component of cost of product sales for the nine-months ended September 30, 2018 and $461 with $180 included as a component of cost of product sales for the nine-months ended September 30, 2017.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

8. OTHER ASSETS

        Other assets includes prepaid rent in the amount of $107 and $349 at September 30, 2018 and December 31, 2017, respectively, and repossessed loans of $1,075 and $1,856 at September 30, 2018 and December 31, 2017, respectively.

9. ACCRUED LIABILITIES

        Accrued liabilities consisted of the following at September 30, 2018 and December 31, 2017:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Warranty liability	$3,152	$2,602
Litigation reserve	405	315
Derivative liabilities	34	34
Credit card liabilities	340	290
Federal and state taxes payable	4,644	1,144
Other accrued liabilities	378	435

Total	$8,953	$4,820

10. DEBT

Lines of Credit

Revolver 1

        The Company has a revolving line of credit ("Revolver 1") with Capital One, N.A. with a maximum credit limit of $35,000 as of December 31, 2016. On May 12, 2017, Revolver 1 was amended to extend the maturity date to May 11, 2020 and increase the maximum borrowing availability to $45,000. For the six months ended September 30, 2018 and December 31, 2017, Revolver 1 accrued interest at one month LIBOR plus 2.40% and one month LIBOR plus 2.40%, respectively. The interest rates in effect as of September 30, 2018 and December 31, 2017 were 4.50% and 3.78%, respectively. Amounts available under Revolver 1 are subject to a formula based on eligible consumer loans and MHP Notes and are secured by all accounts receivable and a percentage of the consumer loans receivable and MHP Notes. The amount of available credit under Revolver 1 was $3,990 and $6,906 at September 30, 2018 and December 31, 2017, respectively. The Company was in compliance with all required covenants as of December 31, 2017 except as it relates to issuance of the audited financial statements, for which the Company received a waiver in relation to this non-compliance. For the nine-months ended September 30, 2018 and 2017, interest expense was $1,332 and $954, respectively. The outstanding balance as of September 30, 2018 and December 31, 2017 was $41,010 and $38,094, respectively. We were in compliance with all financial covenants as of September 30, 2018, including that we maintain a tangible net worth of at least $30,000,000 and that we maintain a ratio of debt to EBITDA of 4-to-1, or less.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

10. DEBT (Continued)

Revolver 2

        In April 2016, the Company entered into an agreement with Veritex Community Bank to secure an additional revolving line of credit of $15,000 ("Revolver 2"). Revolver 2 accrues interest at one month LIBOR plus 2.50% and all unpaid principal and interest is due at maturity on April 4, 2019. Revolver 2 is secured by all finished goods inventory excluding repossessed consumer loans related inventory. Amounts available under Revolver 2 are subject to a formula based on eligible inventory. The interest rates in effect as of September 30, 2018 and 2017 was 4.60% and 3.87%, respectively. On May 12, 2017, we entered into an agreement to increase the maximum borrowing availability under Revolver 2 to $20,000. On October 15, 2018, Revolver 2 was amended to extend the maturity date from April 4, 2019 to April 4, 2021. The amount of available credit under Revolver 2 was $3,000 at September 30, 2018 and $5,000 at December 31, 2017. For the nine months ending September 30, 2018 and September 30, 2017, interest expense was $505 and 379, respectively. The outstanding balance as of September 30, 2018 was $17,000 and $15,000 as of December 31, 2017. We were in compliance with all financial covenants as of September 30, 2018, including that we maintain a tangible net worth of at least $80,000.

Notes Payable

        On April 7, 2011, the Company signed a promissory note for $4,830 with Woodhaven Bank. The amount due under the promissory note accrues interest at an annual rate of 3.85% through February 2, 2017 and then at the prime interest rate plus 0.60% through maturity on April 7, 2018. On April 7, 2018, the promissory note with Woodhaven Bank was renewed with varying amounts of principal and interest payments due through the maturity date, April 7, 2033. The promissory note calls for monthly principal and interest payments of $30 with a final payment due at maturity. The interest rates in effect as of September 30, 2018 and December 31, 2017 were 4.25% and 4.35%, respectively. The note is secured by certain real property of the Company. Interest paid on the note payable was $122 and $125 for the nine-months ended September 30, 2018 and 2017, respectively. The balance outstanding on the note payable at September 30, 2018 and December 31, 2017 was $3,602 and $3,734, respectively.

        On May 24, 2016, the Company signed a promissory note for $515 with Eagle One, LLC collateralized by the purchase of real property located in Oklahoma City, Oklahoma. The amount due under the promissory note accrues interest at an annual rate of 6.00%. The promissory note calls for monthly principal and interest payments of $6 until June 1, 2026. Interest paid on the note payable was $22 and $22 for the nine-months ended September 30, 2018 and 2017, respectively. The balance outstanding on the note payable at September 30, 2018 and December 31, 2017 was $424 and $453, respectively.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

10. DEBT (Continued)

        Future minimum principal payments on notes payable at September 30, 2018 were as follows:

2019	$213
2020	230
2021	235
2022	245
2023	258
Thereafter	2,845

$4,026

        On February 2, 2016, the Company entered into a $1,500 note payable agreement with stated annual interest rates of 3.75% with a related party through common ownership. The note is due on demand. Interest paid on the note payable was $42 for the nine-months ended September 30, 2018 and 2017, respectively. The balance outstanding on the note payable at September 30, 2018 and December 31, 2017 was $1,500, respectively. On October 18, 2018, this note payable was paid in full.

PILOT Agreement

        In December 2016, the Company entered into a Payment in Lieu of Taxes ("PILOT") agreement commonly offered in Georgia by local community development programs to encourage industry development. The net effect of the PILOT agreement is to provide the Company with incentives through the abatement of local, city and county property taxes and to provide financing for improvements to the Company's Georgia plant (the "Project"). In connection with the PILOT agreement, the Putman County Development Authority provides a credit facility for up to $10,000 which can be drawn upon to fund Project improvements and capital expenditures as defined in the agreement. If funds are drawn, the Company would pay transactions costs and debt service payments. The PILOT agreement requires interest payments of 6.00% per annum on outstanding balances, which are due each December 1st through maturity on December 1, 2021, at which time all unpaid principal and interest are due. The PILOT agreement is collateralized by the assets of the Project. As of September 30, 2018, the Company had not drawn on this credit facility.

11. INCOME TAXES

        In connection with the closing of the Corporate Conversion on January 1, 2018, the Company became a corporation subject to federal income tax and, as such, the Company's future income taxes will be dependent upon its future taxable income. The change in tax status requires the recognition of a deferred tax asset or liability for the initial temporary differences at the time of the change in status. The resulting net deferred tax liability of approximately $2,068 million was recorded as income tax expense at the date of the completion of the Corporate Conversion.

        For the nine-months ended September 30, 2018, the Company recorded tax expense of $8,238 resulting in an effective tax rate of 30.54%. The Company's effective tax rate, before the net impact of discrete items relating to net deferred tax expense associated with the corporate reorganization, was approximately 22.86% for the nine-months ended September 30, 2018 and differs from the statutory

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

11. INCOME TAXES (Continued)

rate of 21% due to state income taxes and other permanent differences between book and tax accounting.

12. COMMITMENTS AND CONTINGENCIES

        The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for independent retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The Company's obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. The Company applies ASC 460, Guarantees and ASC 450-20, Loss Contingencies, to account for its liability for repurchase commitments. The maximum amount for which the Company was liable under such agreements approximated $2,394 and $1,765 at September 30, 2018 and December 31, 2017, respectively, without reduction for the resale value of the homes. As of September 30, 2018, the Company had repurchases of $135. The Company considers its obligations on current contracts to be minimal and accordingly have not recorded any reserve for repurchase commitment as of September 30, 2018 and 2017.

        Leases.    The Company leases facilities under operating leases that typically have 10-year terms. These leases usually offer the Company a right of first refusal that affords the Company the option to purchase the leased premises under certain terms in the event the landlord attempts to sell the leased premises to a third party. Rent expense was $276 and $234 for the nine-months ended September 30, 2018 and 2017, respectively. The Company also subleases properties to third parties, ranging from 3-year to 11-year terms with various renewal options. Rental income from the subleased property was approximately $260 and $192 for the nine-months ended September 30, 2018 and 2017, respectively.

        Future minimum lease commitments under all non-cancelable operating leases having a remaining term in excess of one year at September 30, 2018, are as follows:

2019	$566
2020	513
2021	450
2022	374
2023	318
Thereafter	972

Total	$3,193

Legal Matters

        The Company is party to certain legal proceedings that arise in the ordinary course and are incidental to its business. Certain of the claims pending against the Company in these proceedings allege, among other things, breach of contract and warranty, product liability and personal injury. Although litigation is inherently uncertain, based on past experience and the information currently available, management does not believe that the currently pending and threatened litigation or claims

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

12. COMMITMENTS AND CONTINGENCIES (Continued)

will have a material adverse effect on the Company's financial position, liquidity or results of operations. However, future events or circumstances currently unknown to management will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company's financial position, liquidity or results of operations in any future reporting periods. The Company has set aside an amount of $405 and $425 as of September 30, 2018 and December 31, 2017, respectively, for potential claims pending against the Company, which are included in accrued liabilities.

13. EARNINGS PER SHARE

        Basic earnings per common share is computed based on the weighted-average number of common shares outstanding during the reporting period. The Company has no common stock equivalents. As a result, there is no difference between diluted net income per share and basic net income per share amounts.

14. RELATED PARTY TRANSACTIONS

        Bell Mobile Homes, a retailer owned by one of the Company's significant owners, purchases manufactured homes from the Company. Accounts receivable balances due from Bell Mobile Homes were $641 and $385 as of September 30, 2018 and December 31, 2017, respectively. Accounts payable balances due to Bell Mobile Homes for maintenance and related services were $68 and $57 as of September 30, 2018 and December 31, 2017, respectively. Home sales to Bell Mobile Homes were $2,634 and $1,818 for the nine-months ended September 30, 2018 and 2017, respectively.

        Shipley Bros., Ltd. ("Shipley Bros."), a retailer owned by one of the Company's significant owners, purchases manufactured homes from the Company. Accounts receivable balances due from Shipley Bros. were $45 and $41 as of September 30, 2018 and December 31, 2017, respectively. Manufactured home sales to Shipley Bros. were $1,925 and $1,532 for the nine-months ended September 30, 2018 and 2017, respectively.

        On February 2, 2016, the Company entered into a $1,500 note payable agreement with stated annual interest rates of 3.75% with a related party through common ownership. The note is due on demand. Interest paid on the note payable to Shipley and Sons was $42 for the nine-months ended September 30, 2018 and 2017, respectively. The balance outstanding on the note payable as of September 30, 2018 and December 31, 2017 was $1,500, respectively. On October 18, 2018, this note payable was paid in full.

15. SUBSEQUENT EVENTS

        The Company has evaluated events or transactions occurring after September 30, 2018 the balance sheet date, through November 7, 2018, the date the financial statements were issued, and identified no events or transactions not previously disclosed in these notes to the financial statements.

        On October 15, 2018, Revolver 2 was amended to extend the maturity date from April 4, 2019 to April 4, 2021.

LEGACY HOUSING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(dollars in thousands)

15. SUBSEQUENT EVENTS (Continued)

        On October 18, 2018, the Company repaid $1,500 of the note payable to the related party. There was no accrued interest due on the affiliate note payable. This paid the note payable to an affiliate in full.

16. UNAUDITED PRO FORMA NET INCOME PER SHARE AND TAX PROVISION

        The Company computed a pro forma income tax provision for the nine-months ended September 30, 2017, as if the Partnership was subject to income taxes since January 1, 2017, using an effective tax rate of 35.86%. The Company's pro forma basic net income per common share amount for the nine-months ended September 30, 2017 has been computed based on the weighted-average number of shares of common stock outstanding as if the common shares issued at the Corporate Conversion were outstanding for that entire period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Legacy Housing, Ltd.

Opinion on the financial statements

        We have audited the accompanying balance sheets of Legacy Housing, Ltd. (the "Company") as of December 31, 2017 and 2016, the related statements of operations, changes in partners' capital, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2016 financial statements

        As discussed in Note 2, the 2016 financial statements have been restated to correct certain errors.

Basis for opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Dallas, Texas
September 19, 2018

LEGACY HOUSING, LTD.

BALANCE SHEET (in thousands)

	December 31,
	2017	2016 (Restated)
Assets
Current assets:
Cash and cash equivalents	$428	$1,009
Accounts receivable, net of allowance for doubtful accounts	3,792	1,478
Current portion consumer loans	4,305	3,655
Current portion of notes receivable from mobile home parks ("MHP")	7,216	6,369
Current portion of other notes receivable	2,339	2,166
Inventories	39,561	29,332
Prepaid expenses and other current assets	1,800	1,941

Total current assets	59,441	45,950
Property, plant and equipment, net	11,826	11,206
Consumer loans, net of deferred financing fees and allowance for loan losses	82,331	73,094
Notes receivable from mobile home parks ("MHP")	42,286	37,389
Other notes receivable, net of allowance for loan losses	2,867	2,056
Other assets	2,205	2,639
Inventories, non-current	7,379	7,648

Total assets	$208,335	$179,982

Liabilities and Partners' Capital
Current liabilities:
Accounts payable	6,280	4,383
Accrued liabilities	4,820	4,053
Customer deposits	2,903	1,027
Note payable to related party	1,500	1,500
Escrow liability	4,508	3,158
Current portion of notes payable	3,776	231

Total current liabilities	23,787	14,352
Long-term liabilities:
Lines of credit	53,094	39,561
Note payable, net of current portion	410	4,186
Dealer incentive liability	6,773	6,292

Total liabilities	84,064	64,391
Commitments and contingencies (Note 12)
Partners' capital	124,271	115,591

Total liabilities and partners' capital	$208,335	$179,982

The accompanying notes are an integral part of these financial statements

LEGACY HOUSING, LTD.

Statement of Operations

(dollars in thousands)

	December 31,
	2017	2016 (Restated)
Net Revenue:
Product sales	$109,750	$93,394
Consumer and MHP loans interest	15,647	13,739
Other	3,339	3,412

Total net revenue	128,736	110,545

Operating expenses:
Cost of product sales	82,498	77,329
Selling, general administrative expenses	17,105	13,580
Dealer incentive	1,038	1,211

Income from operations	28,095	18,425
Other income (expense):
Non-operating interest income	272	214
Miscellaneous, net	149	102
Interest expense	(2,044)	(1,244)

Total other	(1,623)	(928)

Income before state income tax expense	26,472	17,497
State income tax expense	(124)	(158)

Net income	$26,348	$17,339

Unaudited Pro Forma Information:
Net income	$26,348	$17,339
Pro forma provision for income taxes	(9,448)	(6,218)

Pro forma net income	$16,900	$11,121

Pro forma weighted average shares outstanding:
Pro forma basic and diluted	20,000,000	20,000,000

Pro forma net income per share:
Pro forma basic and diluted	$0.84	$0.56

See accompanying notes to financial statements.

LEGACY HOUSING, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL (in thousands)

	Partners' Capital	Distributions	Contributions	Total Partners' Capital
Balances, January 1, 2016 (Restated)	$112,435	$(23,070)	$15,792	$105,157
Partner distributions	—	(6,905)	—	(6,905)
Net income (Restated)	17,339	—	—	17,339

Balances, December 31, 2016 (Restated)	$129,774	$(29,975)	$15,792	$115,591

Partner distributions	—	(17,668)	—	(17,668)
Net income	26,348	—	—	26,348

Balances, December 31, 2017	$156,122	$(47,643)	$15,792	$124,271

The accompanying notes are an integral part of these financial statements

LEGACY HOUSING, LTD.

STATEMENT OF CASH FLOWS (in thousands)

	December 31,
	2017	2016 (Restated)
Operating activities:
Net income	$26,348	$17,339
Adjustments to reconcile net income to net cash provided by and (used in) operating activities:
Depreciation and amortization expense	652	576
Provision for loan loss—consumer loans	961	772
Changes in operating assets and liabilities:
Accounts receivable	(2,314)	(284)
Consumer loans originations	(17,980)	(24,064)
Consumer loans principal collections	7,132	7,436
Notes receivable MHP originations	(19,715)	(14,072)
Notes receivable MHP principal collections	13,971	11,234
Inventories	(9,960)	(3,543)
Prepaid expenses and other current assets	142	1,004
Other assets	435	380
Accounts payable	1,896	905
Accrued liabilities	767	904
Customer deposits	1,876	(1,385)
Dealer incentive liability	480	895

Net cash provided by (used in) operating activities	4,691	(1,903)
Investing activities:
Purchases of property, plant and equipment	(1,428)	(2,167)
Issuance of notes receivable	(828)	(1,305)

Net cash used in investing activities	(2,256)	(3,472)
Financing activities:
Partner distributions	(17,668)	(6,905)
Proceeds from note payable	—	2,015
Escrow liability	1,350	1,169
Principal payments on note payable	(231)	(221)
Proceeds from lines of credit	59,599	52,767
Payments on lines of credit	(46,066)	(42,741)

Net cash provided by (used in) financing activities	(3,016)	6,084

Net (decrease) increase in cash and cash equivalents	(581)	709
Cash and cash equivalents at beginning of period	1,009	300

Cash and cash equivalents at end of period	$428	$1,009

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,914	$1,200

Cash paid for state taxes	$150	$145

Supplemental disclosure of non-cash transactions:
Sale of an asset in exchange for note receivable	$156	$—

The accompanying notes are an integral part of these financial statements

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

1. NATURE OF OPERATIONS

        Legacy Housing, Ltd. (the "Company") is a Texas limited partnership formed in May 2005 and headquartered in Bedford, Texas. The Company (1) manufactures and provides for the transport of mobile homes, (2) provides wholesale financing to dealers and mobile home parks and (3) provides retail financing to consumers. The Company manufactures its mobile homes at plants located in Fort Worth, Texas, Commerce, Texas and Eatonton, Georgia. The Company relies on a network of dealers to market and sell its mobile homes. The Company also sells homes directly to dealers and mobile home parks. GPLH, LC, ("GPLH") serves as a general partner of the Company and holds a 1% general partner interest.

2. RESTATEMENT OF 2016 FINANCIAL STATEMENTS

        Subsequent to the issuance of the Company's financial statements as of and for the year ended December 31, 2016, which statements have been restated, management identified certain errors consisting of:

  •
  The Company corrected its methodology for allowance for loan losses to properly apply guidance under Accounting Standards Codification ("ASC") 310 Receivables—Nonrefundable Fees and Other and ASC 450 Contingencies—Loss Contingencies, by individually assessing impaired loans and collectively evaluating all remaining loans based upon historical loss experience. The correction in methodology resulted in a decrease in allowance for loan losses of $5,839, which includes a cumulative change from previous years of $4,588 adjusted against partners' capital and a decrease in provision for loan losses in the amount of $1,010 in statement of operations. In association with the change in allowance for loan loss, the dealer incentive liability recorded in the Company's balance sheet was also impacted resulting in an increase of $951 in dealer incentive liability, which included a cumulative change from previous years of $918 adjusted against partners' capital and an increase in dealer incentive expense in of $33 in statement of operations.

  •
  The Company has corrected its accounting for certain fee income charged to dealers for consignment sales that are financed by the Company. The Company has corrected its accounting to appropriately defer such fee income over the life of the loan as deferred financing income, resulting in an increase in deferred financing fees, recorded as an offset to consumer loans, of $1,179, with the cumulative change from previous years of $654 adjusted against partners' capital and a reduction of $525 in income from operations.

  •
  The Company previously did not properly allocate actual labor and overhead costs to homes manufactured. The Company corrected this immaterial error, which resulted in a decrease to inventory and increase in cost of product sales in the amount of $216.

  •
  The Company corrected certain immaterial errors including recording a payroll and vacation accrual, correcting state income taxes payable and valuing repossessed homes and inventory write-downs, resulting in a cumulative change from previous years of $155 adjusted against partners' capital, a decrease of $49 recorded as a decrease in operating, other and state income tax expenses in statement of operations and corresponding immaterial increases or decreases in respective asset and liability accounts in the balance sheet.

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

2. RESTATEMENT OF 2016 FINANCIAL STATEMENTS (Continued)

  •
  The Company made certain reclassifications of amounts previously presented to conform to the current period. Such reclassifications on the balance sheet mainly included a combined presentation for two line of credits which had been separately presented and the appropriate classification of a $27,000 line of credit as non-current due to subsequent extension of this line of credit, classification of $7,600 of inventory to non-current inventory, classification of $2,500 of repossessed homes from inventory to other assets, classification of $1,500 from current notes receivable from manufactured housing communities ("MHP Notes") to other notes receivable, classification of $2,000 from MHP Notes to other notes receivable, classification of $1,000 from accrued liabilities to customer deposits, and correctly presenting partners' capital as a single line by eliminating a $1,000 amount which had been incorrectly presented as a non-controlling interest. Such reclassifications on the statement of operations mainly included changes in presentation of net revenues to separately present dealer incentive expense of $1,100 and interest expense of $1,000 which had been previously recorded as cost of revenue, reclassification and net presentation of sale of repossessed assets which resulted in a decrease in net revenues of $3,100, with a corresponding decrease in cost of revenue and an immaterial net increase in selling, general and administrative expense, reclassification of certain cost from cost of revenue to selling, general and administrative expense of $1,700. There were other immaterial reclassifications made between various line items in statement of operations to conform to current year presentation.

  •
  The Company corrected the statement of cash flows for certain items primarily to properly classify net change in escrow liability of $1,169 as cash received from financing activity and net change in other loans of $1,305 as cash used for investing activity, both of these were included as operating activity in the previously issued financial statements. There were other reclassifications made between various line items in statement of cash flow as a result of reclassifications and error corrections discussed earlier.

        As a result of these changes in accounting or error correction, the Company has restated the accompanying 2016 financial statements.

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

2. RESTATEMENT OF 2016 FINANCIAL STATEMENTS (Continued)

        The following is a summary of the impact of the restatement and reclassifications on the Company's balance sheet:

	December 31, 2016
	As Previously Reported	Correction of Errors	Reclassifications	As Restated
Accounts receivable, net of allowance for doubtful accounts	$1,286	$—	$192	$1,478
Current portion consumer loans	3,591	—	64	3,655
Current portion of notes receivable from mobile home parks	7,957	—	(1,588)	6,369
Current portion of other notes receivable, net of allowance for loan losses	675	—	1,491	2,166
Inventories	37,480	(435)	(7,713)	29,332
Repossessed portfolio loans	2,468	52	(2,520)	—
Prepaid expenses and other current assets	2,092	—	(151)	1,941
Total current assets	56,977	(802)	(10,225)	45,950
Consumer loans	68,499	4,660	(65)	73,094
Notes receivable from mobile home parks	39,325	—	(1,936)	37,389
Other notes receivable, net	—	—	2,056	2,056
Other assets	360	—	2,279	2,639
Inventories, non-current	—	—	7,648	7,648
Total assets	176,365	3,858	(241)	179,982
Accrued liabilities	5,044	37	(1,028)	4,053
Customer deposits	—	—	1,027	1,027
Line of credit Revolver 1	27,561	—	(27,561)	—
Current portion of notes payable	247	—	(16)	231
Total current liabilities	41,894	37	(27,579)	14,352
Line of credit Revolver 2	12,000	—	27,561	39,561
Note payable, net of current portion	4,170	—	16	4,186
Dealer incentive liability	5,340	951	1	6,292
Total liabilities	63,404	988	(1)	64,391
Legacy Housing Ltd.	111,901	(419)	4,109	115,591
Non-controlling interest	1,060	—	(1,060)	—
Total capital	112,961	2,870	(240)	115,591
Total liabilities and partners' capital	$176,365	3,858	(241)	$179,982

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

2. RESTATEMENT OF 2016 FINANCIAL STATEMENTS (Continued)

        The following is a summary of the impact of the restatement and reclassifications on the Company's statement of operations:

	December 31, 2016
	As Previously Reported	Correction of Errors	Reclassifications	As Restated
Total net revenue	$113,728	$123	$(3,306)	$110,545
Cost of revenues	84,170	837	$(85,007)	—
Cost of product sale		—	$77,329	77,329
Selling, general administrative expenses	11,030	127	$2,423	13,580
Provision for loan losses	909	(592)	$(317)	—
Dealer incentive	—	33	$1,178	1,211
Income from operations	17,619	(282)	1,088	18,425
Interest expense	(173)	—	$(1,071)	(1,244)
Non-operating interest income	215	—	$(1)	214
Other income, net	52	—	$(52)	—
Miscellaneous, net		—	$102	102
Gain on early settlement of dealer portfolio positions	66	—	$(66)	—
Total other income	160	—	(1,088)	(928)
Income before state income tax expense	17,779	(282)	$(0)	17,497
State income tax expense	(209)	51	$—	(158)
Net income	$17,570	$(231)	$(0)	$17,339

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

2. RESTATEMENT OF 2016 FINANCIAL STATEMENTS (Continued)

        The following is a summary of the impact of the restatement and reclassifications on the Company's statement of cash flows:

	December 31, 2016
	As Previously Reported	Correction of Errors	Reclassifications	As Restated
Net income	$17,570	$(231)	$—	$17,339
Depreciation and amortization expense	593	—	(17)	576
Gain on derivative related activity	(26)	—	26	—
Provision for loan loss—consumer loans	926	—	(154)	772
Proceeds from repossessed unit sales	205	—	(205)
Provisions for slow moving inventory	(90)	—	90	—
Accounts receivable	2,808	—	(3,092)	(284)
Portfolio loans receivable	(16,504)	—	16,504	—
Consumer loan originations	—	—	(24,064)	(24,064)
Consumer loans principal collections	—	—	7,436	7,436
Notes receivable from mobile home parks	(2,838)	1,305	1,533	—
Notes receivable MHP originations	—	—	(14,072)	(14,072)
Notes receivable MHP principal collections	—	—	11,234	11,234
Advances to dealers	58	—	(58)	—
Inventories	(3,297)	—	(246)	(3,543)
Repossessed portfolio loans related inventory	205	—	(205)	—
Promissory notes receivable	(1,564)	—	1,564	—
Prepaid expenses and other current assets	333	—	671	1,004
Other assets	—	—	380	380
Accounts payable	(2,141)	—	3,046	905
Accrued liabilities	(420)	—	1,324	904
Customer deposits	—	—	(1,385)	(1,385)
Escrow liability	1,169	(1,169)	—	—
Dealer incentive liabilities	—	—	895	895
Net cash provided by (used in) operating activities	(2,010)	—	107	(1,903)
Purchases of property, plant and equipment	(2,184)	—	17	(2,167)
Notes receivable	—	(1,305)	—	(1,305)
Net cash used in investing activities	(2,184)	—	(1,288)	(3,472)
Proceeds from line of credit Revolver 1	40,767	—	(40,767)	—
Payments on line of credit Revolver 1	(42,741)	—	42,741	—
Proceeds from line of credit Revolver 2	12,000	—	(12,000)	—
Proceeds from lines of credit	—	—	52,767	52,767
Payments on lines of credit	—	—	(42,741)	(42,741)
Proceeds from note payable	515	—	1,500	2,015
Escrow liability	—	1,169	—	1,169
Principal payments on note payable to Captive	1,500	—	(1,500)	—
Net cash provided by (used in) financing activities	4,915	—	1,169	6,084
Net increase in cash and cash equivalents	722	—	(13)	709
Cash and cash equivalents at beginning of period	287	—	13	300
Cash and cash equivalents at end of period	$1,009	$—	$—	$1,009

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

        The Company considers all cash and highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances in bank accounts that may, at times, exceed federally insured limits. The Company has not incurred any losses from such accounts and management considers the risk of loss to be minimal. As of December 31, 2016, the Company had two bank accounts that exceeded the FDIC limit by an aggregate amount of $224.

Accounts Receivable

        Included in accounts receivable are receivables from direct sales of mobile homes and sales of parts and supplies to customers, and interest receivables.

        Accounts receivables are generally due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines the allowance by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company establishes an allowance for doubtful accounts for amounts that are deemed to be uncollectible. At December 31, 2017 and 2016, the allowance for doubtful accounts totaled $115 and $105, respectively.

Consumer Loans Receivable

        Consumer loans receivable result from financing transactions entered into with retail buyers of mobile homes sold through dealers. Consumer loans receivable generally consist of the sales price and any additional financing fees, less the buyer's down payment. Interest income is recognized monthly per the terms of the financing agreements. The average contractual interest rate per loan was approximately 13.9% as of December 31, 2017 and 2016. Consumer loans receivable have maturities that range from 5 to 25 years.

        Loan applications go through an underwriting process which considers credit history to evaluate credit risk. Interest rates on approved loans are determined based on buyer's credit score and down payment amount.

        The Company uses payment history to monitor the credit quality of the consumer loans on an ongoing basis.

Allowance for Loan Losses—Consumer Loans Receivable

        The allowance for loan losses reflects management's estimate of losses inherent in the consumer loans that may be uncollectible based upon review and evaluation of the consumer loan portfolio as of the date of the balance sheet. An allowance for loan losses is determined after giving consideration to, among other things, the loan characteristics, including the financial condition of borrowers, the value and liquidity of collateral, delinquency and historical loss experience.

        The allowance for loan losses is comprised of two components: the general reserve and specific reserves. The Company's calculation of the general reserve considers the historical loss rate for the last three years, adjusted for the estimated loss discovery period and any qualitative factors both internal

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and external to the Company. Specific reserves are determined based on probable losses on specific classified impaired loans.

        The Company's policy is to place a loan on nonaccrual status when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due, which is normally when either principal or interest is past due and remains unpaid for 90 days or more. Management implemented this policy based on an analysis of historical data, current performance of loans and the likelihood of recovery once principal or interest payments became delinquent and were aged 90 days or more. Payments received on nonaccrual loans are accounted for on a cash basis, first to interest and then to principal, as long as the remaining book balance of the asset is deemed to be collectible. The accrual of interest resumes when the past due principal or interest payments are brought within 90 days of being current. As of December 31, 2017 and 2016, total principal outstanding for consumer loans on nonaccrual status was $1,237 and $910 respectively.

        Impaired loans are those loans where it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impaired loans are generally measured based on the fair value of the collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible. A loan is generally deemed impaired when it is probable the Company will be unable to collect all amounts due for scheduled principal and interest payments, including loans in the process of repossession. A specific reserve is created for impaired loans based on fair value of underlying collateral value. The Company used various factors to determine the value of the underlying collateral for impaired loans. These factors were: (1) the length of time the unit was unsold after construction; (2) the amount of time the house was occupied; (3) the cooperation level of the borrowers, i.e., loans requiring legal action or extensive field collection efforts; (4) units located on private property as opposed to a manufactured home park; (5) the length of time the borrower has lived in the house without making payments; (6) location, size, and market conditions; and (7) the experience and expertise of the particular dealer assisting in collection efforts.

        Collateral for repossessed loans is acquired through foreclosure or similar proceedings and is recorded at the estimated fair value of the home, less the costs to sell. At repossession, the fair value of the collateral is computed based on the historical recovery rates of previously charged-off loans; the loan is charged off and the loss is charged to the allowance for loan losses. At each reporting period, the fair value of the collateral is adjusted to the lower of the amount recorded at repossession or the estimated sales price less estimated costs to sell, based on current information. Repossessed homes totaled $1,856 and $2,279 as of December 31, 2017 and 2016, respectively, and are included in other assets in the balance sheets.

Notes Receivable from Mobile Home Parks

        The notes receivable from mobile home parks ("MHP Notes" or "Notes") relate to mobile homes sold to mobile home parks and financed through notes receivable. The Notes have varying maturity dates and call for monthly principal and interest payments. The interest rate on the MHP Notes are typically set at 4.0% above prime with a minimum of 8.0%. The collateral underlying the Notes are individual mobile homes which can be repossessed and resold. The MHP Notes are generally personally guaranteed by the borrowers with substantial financial resources.

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses—MHP Notes

        MHP Notes are stated at amounts due from customers, net of allowance for loan losses. The Company determines the allowance by considering several factors including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company establishes an allowance reserve composed of specific and general reserve amounts.

Other Notes Receivable

        Other notes receivable relate to various notes issued to mobile park owners and dealers, which are not directly tied to sale of mobile homes. The other notes have varying maturity dates and call for monthly principal and interest payments. The other notes are collateralized by mortgages on real estate, units being financed and used as offices, as well as vehicles, and are typically personally guaranteed by the borrowers. The interest rate on the other notes are fixed and range from 6.25% to 12.00%. The Company reserves for estimated losses on the other notes based on current economic conditions that may affect the borrower's ability to pay, the borrower's financial strength, and historical loss experience. The allowance for loan losses on other notes was $0 and $50 as of December 31, 2017 and 2016, respectively.

Inventories

        Inventories consist of raw materials, work-in-process, and finished goods and are stated at the lower of cost or net realizable value. The cost of raw materials is based on the first-in first-out method. Finished goods and work-in-process are based on a standard cost system that approximates actual costs using the specific identification method.

        Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the product to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory. For the periods ending, December 31, 2017 and 2016, the Company recorded an insignificant amount of inventory write-down.

        The Company evaluates inventory based on historical experience to estimate its inventory not expected to be sold in less than a year. The company classifies its inventory not expected to be sold in one year as non-current. As of December 31, 2017 and 2016 non-current inventory was $7,379 and $7,648, respectively.

Property, Plant, and Equipment

        Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of each asset. Estimated useful lives for significant classes of assets are as follows: buildings and improvements, 30 to 39 years; vehicles, 5 years; machinery and equipment, 7 years; and furniture and fixtures, 7 years. Repair and maintenance charges are expensed as incurred. Expenditures for major renewals or betterments which extend the useful lives of existing property, plant and equipment are capitalized and depreciated.

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Assets are grouped at the lowest level in which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. In such cases, if the future undiscounted cash flows of the underlying assets are less than the carrying amount, then the carrying amount of the long-lived asset will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying asset or its determinable fair value. No impairment for long-lived assets was recorded for the years ended December 31, 2017 or 2016.

Dealer Incentive Liability

        Under a dealer agreement with qualifying dealers, a portfolio is created for houses sold by the dealer with consumer loan arrangements financed by the Company. The dealer is eligible to a receive dealer incentive, which is a portion of total collections on a consumer loan portfolio after the Company's contribution (collection thresholds set per the terms of dealer agreement) is met.

        A dealer incentive liability is recorded in the Company's balance sheet based on total outstanding balance of individual dealer loan portfolios at period end, less the remaining portion of the Company's contribution in respective portfolios. As of December 31, 2017 and 2016, the dealer incentive liability was $6,773 and $6,292, respectively. Dealer incentive expense for the years ended December 31, 2017 and 2016 totaled $1,038 and $1,211, respectively, and is included in the Company's statement of operations.

Product Warranties

        The Company provides retail home buyers with a one-year warranty from the date of purchase on manufactured inventory. Product warranty costs are accrued when the covered homes are sold to customers. Product warranty expense is recognized based on the terms of the product warranty and the related estimated costs. Factors used to determine the warranty liability include the number of homes under warranty and the historical costs incurred in servicing the warranties. The accrued warranty liability is reduced as costs are incurred and warranty liability balance is included as part of accrued liabilities in the Company's balance sheet.

        A tabular presentation of the activity within the warranty liability account for the years ended December 31, 2017 and 2016 is presented below:

	2017	2016
Warranty liability, beginning of period	$2,126	$1,760
Product warranty accrued	2,923	2,780
Warranty costs incurred	(2,447)	(2,414)

Warranty liability, end of period	$2,602	$2,126

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

        The Company considered the guidance in Financial Accounting Standards Board ("FASB') Accounting Standards Codification ("ASC") ASC 280-10-50 in determining that it has a single reportable segment. All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, the sale of mobile homes is done through wholesale and retail operations that include providing transportation and consignment arrangements with dealers. The Company also provides financing options to the customers to facilitate such sale of homes. In addition, the sale of homes is directly related to financing provided by the Company. Accordingly, all significant operating and strategic decisions by the chief operating decision-maker are based upon analyses of the Company as one segment or unit.

Advertising Costs

        The Company expenses all advertising and marketing expenses in the period incurred. Advertising costs for the years ended December 31, 2017 and 2016 were $982 and $721, respectively.

Fair Value Measurements

        The Company accounts for its investments and derivative instruments in accordance with ASC 820-10, Fair Value Measurement, which among other things provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurement) and the lowest priority to unobservable inputs (Level III measurements). The three levels of fair value hierarchy under ASC 820-10, Fair Value Measurement, are as follows:

Level I	Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives.
Level II
Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include: (1) Quoted prices for similar assets or liabilities in active markets; (2) Quoted prices for identical or similar assets or liabilities in inactive markets; (3) Inputs other than quoted prices that are observable; (4) Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.
Level III
Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

        The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company uses derivatives to manage risks related to interest rate movements. The Company does not enter into derivative contracts for speculative purposes. Interest rate swap contracts are recognized as assets or liabilities on the balance sheets and are measured at fair value. The fair value was calculated and provided by the lender, a Level II valuation technique. Management reviewed the fair values for the instruments as provided by the lender and determined the related liability to be an accurate estimate of future losses to the Company. The fair values of the interest rate swap were valued at $34 and $14 as of December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, consumer loans, MHP Notes, other notes, accounts payable, lines of credit, notes payable, and dealer portion of consumer loans.

        The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. This is considered a Level I valuation technique. The MHP Notes, other notes, lines of credit, and notes payable have variable interest rates that reflect market rates and their fair value approximates their carrying value. This is considered a Level II valuation technique. The Company also assessed the fair value of the consumer loans receivable based on the discounted value of the remaining principal and interest cash flows. The Company determined that the fair value of the consumer loan portfolio was approximately $90,900 compared to the book value of $86,636 as of December 31, 2017, as well as a fair value of approximately $80,220 compared to the book value of $76,749 as of December 31, 2016. This is a Level III valuation technique.

Revenue Recognition

Direct Sales

        Revenue from homes sold to independent retailers that are not financed and not under a consignment arrangement are generally recognized upon execution of a sales contract and when the home is shipped, at which time title passes to the independent retailer and collectability is reasonably assured. These types of homes are generally either paid for prior to shipment or floor plan financed by the independent retailer through standard industry arrangements, which can include repurchase agreements.

Commercial Sales

        Revenue from homes sold to mobile home parks under commercial loan programs involving funds provided by the Company is recognized when the home is shipped, at which time title passes to the customer and a sales and financing contract is executed and the down payment received, and collectability is reasonably assured.

Consignment Sales

        The Company provides floor plan financing for independent dealers, which takes the form of a consignment arrangement. Sales under a consignment agreement are recognized as revenue when the

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company enters into a sales contract and receives full payment for cash sales, and title passes; or, upon execution of a sales and financing contract, with a down payment received and upon delivery of the home to the final individual customer, at which time title passes and collectability is reasonably assured. For homes sold to customers through dealers under consignment arrangements and financed by the Company, a percentage of profit is paid to the dealer up front as a commission for sale and also reimburses certain direct expenses incurred by the dealer for each transaction. Such payments are recorded as cost of product sales in the Company's statement of operations.

Retail Store Sales

        Revenue from direct retail sales through Company-owned retail locations are generally recognized when the customer has entered into a legally binding sales contract, and full payment received, the home is delivered at the customer's site, title has transferred and collection is reasonably assured. Retail sales financed by the Company are recognized as revenue upon the execution of a sales and financing contract with a down payment received and upon delivery of the home to the final customer, at which time title passes and collectability is reasonably assured. Revenue is recognized net of sales taxes.

        For 2017 and 2016, total cost of product sales included $15,900 and $17,653 of costs, mainly relating to up front dealer commission and reimbursed dealer expenses for consignment sales and certain other similar costs incurred for retail store and commercial sales.

Reserve for Repurchase Commitments

        In accordance with customary business practice in the manufactured housing industry, the Company has entered into certain repurchase agreements with certain financial institutions and other credit sources who provide floor plan financing to industry retailers, which provided that the Company will be obligated, under certain circumstances, to repurchase homes sold to retailers in the event of a default by a retailer in its obligation to such credit sources. The Company's obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. The Company applies ASC 460, Guarantees and ASC 450-20, Loss Contingencies, to account for its liability for repurchase commitments. Company considers its current obligations on current contracts to be minimal and accordingly have not recorded any reserve for repurchase commitments as of December 31, 2017 and 2016.

Other Income, Net

        Other income primarily consists of interest related to commercial loan receivable balances, interest income earned on cash balances, and reduced by interest expenses.

Interest Income

        Interest on consumer loans, MHP Notes and other notes is recognized using the effective-interest method on the daily balances of the principal amounts outstanding and recorded as part of total revenue. Fees associated with the origination of loans and certain direct loan origination costs are

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

netted and the net amount is deferred and recognized over the life of the loan as an adjustment of yield.

Shipping and Handling Costs

        Shipping and handling costs incurred to deliver product to our customers are included as a component of cost of product sales in the statement of operations. Shipping and handling costs for the years ended December 31, 2017 and 2016 were $117 and $156, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

        As of December 31, 2017, the Company was a Texas limited Company and was not a taxpaying entity for federal income tax purposes. As a result, no federal income tax expense has been recorded. The Company's annual taxable income or loss is allocated to individual partners for reporting on their own individual federal tax returns. The Company is subject to certain state and local taxes.

        The Company applies ASC 740-10, Income Taxes, in establishing standards for accounting for uncertain tax positions. The Company evaluates uncertain tax positions with the presumption of audit detection and applies a "more likely than not" standard to evaluate the recognition of tax benefits or provisions. ASC 740-10, Income Taxes, applies a two-step process to determine the amount of tax benefits or provisions to record in the financial statements. The Company first determines whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of December 31, 2017 and 2016, the Company had no uncertain tax positions. When necessary, the Company would include interest and penalties assessed by taxing authorities in "Interest expense" on its statement of operations. The Company did not record any interests or penalties related to income tax for the years ended December 31, 2017 and 2016. With few exceptions, the Company was not subject to State income tax examinations by tax authorities for the years before 2014.

Concentrations

        Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, consumer loans, and MHP Notes. Management believes that its credit policies are adequate to minimize potential credit risk related to accounts receivable. The consumer loans are secured by the mobile homes that were financed through the loans. The MHP Notes are secured by mobile homes, other assets, and are personally guaranteed. The MHP Notes personal guarantor may cover multiple parks and each park is treated as a customer. As of December 31, 2017 and 2016, two customers represented approximately 21% and 25% of MHP Notes, respectively.

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

        The Company has elected to use longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act as an emerging growth company.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

        In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the new revenue standard. The Company will adopt the requirements of the new standard in the fiscal year beginning January 1, 2019 using the modified retrospective transition method. The Company is continuing to evaluate the impact of the adoption of ASU 2014-09 and is uncertain of the impact on the financial statements at this point in time.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and an asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous requirements. The Company plans to use longer phase-in period for adoption and accordingly this ASU is effective for the Company's fiscal year beginning January 1, 2020. Modified retrospective application and early adoption is permitted. The Company is currently assessing the impact the adoption of this standard will have on its operations and its financial statements.

        In June 2016, the FASB issued an accounting standards update ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down and affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash.

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company plans to use longer phase-in period for adoption and accordingly this ASU is effective for the Company's fiscal year beginning January 1, 2021. The Company is continuing to evaluate the impact of the adoption of this ASU and is uncertain of the impact on the financial statements at this point in time.

4. CONSUMER LOANS RECEIVABLE

        Consumer loans receivable, net of allowance for loan losses and deferred financing fees, consisted of the following at December 31, 2017 and 2016:

	2017	2016
Consumer loans receivable	$90,276	$79,995
Deferred financing fees, net	(2,835)	(2,668)
Allowance for loan losses	(805)	(578)

Consumer loans receivable, net	$86,636	$76,749

        The allowance for loan losses activity consisted of the following at December 31, 2017 and 2016:

	2017	2016
Allowance for loan losses, beginning of period	$578	$675
Provision for loan loss	961	772
Charge offs	(734)	(869)

Allowance for loan losses, end of period	$805	$578

        The impaired and general reserve for allowance for loan losses at December 31, 2017 and 2016:

	2017	2016
Total consumer loans	$90,276	$79,995
Total allowance for loan losses	805	578
Impaired loans individually evaluated for impairment	1,237	910
Specific reserve against impaired loans	447	269
Other loans collectively evaluated for allowance	89,039	79,085
General allowance for loan losses	358	309

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

4. CONSUMER LOANS RECEIVABLE (Continued)

        As of December 31, 2017 and 2016, the total principal outstanding for consumer loans on nonaccrual status was $1,237 and $910 respectively. A detailed aging of consumer loans receivable that are past due as of December 31, 2017 were as follows:

	2017	%
Total consumer loans receivable	$90,276	100.0

Past due consumer loans:
31 - 60 days past due	$234	0.3
61 - 90 days past due	133	0.1
91 - 120 days past due	135	0.1
Greater than 120 days past due	1,102	1.2

Total past due	$1,604	1.7

5. NOTES RECEIVABLE FROM MOBILE HOME PARKS ("MHP Notes")

        There were no past due MHP Notes as of December 31, 2017 and 2016 and also no charge offs recorded for MHP Notes during the year ended December 31, 2017 and 2016. There is no allowance for loan loss against the MHP Notes as of December 31, 2017 or 2016.

6. Other Notes Receivable

        The balance outstanding on the other notes receivable were as follows as of December 31, 2017 and 2016:

	2017	2016
Outstanding principal balance	$5,270	$4,336
Allowance for loan losses	(64)	(114)

Total	$5,206	$4,222

7. INVENTORIES

        Inventories consisted of the following at December 31, 2017 and 2016:

	2017	2016
Raw materials	$11,956	$9,510
Work in progress	703	360
Finished goods at retail locations	6,385	3,856
Finished goods consigned to dealers	27,896	23,254

Total	46,940	36,980

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

8. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following at December 31, 2017 and 2016:

	2017	2016
Land	$3,004	$3,020
Buildings and improvements	9,008	8,366
Vehicles	1,269	1,036
Machinery and equipment	2,788	2,435
Furniture and fixtures	135	134

Total	16,204	14,991
Less accumulated depreciation	(4,378)	(3,785)

	$11,826	$11,206

        Depreciation expense was $652 with $222 included as a component of cost of product sales for the year ended December 31, 2017 and $576 with $190 included as a component of cost of product sales for the year ended December 31, 2016.

9. OTHER ASSETS

        Other assets includes prepaid rent in the amount of $349 and $360 at December 31, 2017 and 2016, respectively, and repossessed loans of $1,856 and $2,279 at December 31, 2017 and 2016, respectively.

10. ACCRUED LIABILITIES

        Accrued liabilities consisted of the following at December 31, 2017 and 2016:

	2017	2016
Warranty liability	$2,602	$2,126
Litigation reserve	315	425
Derivative liabilities	34	14
Credit card liabilities	290	216
Tax liabilities	1,144	970
Other accrued liabilities	435	302

	$4,820	$4,053

11. DEBT

Lines of Credit

Revolver 1

        The Company has a revolving line of credit ("Revolver 1") with Capital One, N.A. with a maximum credit limit of $35,000 as of December 31, 2016. On May 12, 2017, Revolver 1 was amended to extend the maturity date to May 11, 2020 and increase the maximum borrowing availability to $45,000. For the years ended December 31, 2017 and 2016, Revolver 1 accrued interest at one month

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

11. DEBT (Continued)

LIBOR plus 2.40% and one month LIBOR plus 2.00%, respectively. The interest rates in effect as of December 31, 2017 and 2016 were 3.78% and 2.77%, respectively. Amounts available under Revolver 1 are subject to a formula based on eligible consumer loans and MHP Notes and are secured by all accounts receivable and a percentage of the consumer loans receivable and MHP Notes. The amount of available credit under Revolver 1 was $6,906 and $7,439 at December 31, 2017 and 2016, respectively. The Company was in compliance with all required covenants as of December 31, 2017 except as it relates to issuance of the audited financial statements, for which the Company received a waiver in relation to this non-compliance. For the years ended December 31, 2017 and 2016, interest expense was $1,223 and $794, respectively. The outstanding balance as of December 31, 2017 and 2016 was $38,094 and $27,561. The Company was in compliance with the other financial covenants that it maintain a tangible net worth of at least $30,000 and that it maintain a ratio of debt to EBITDA of 4 to 1 or less.

Revolver 2

        In April 2016, the Company entered into an agreement with Veritex Community Bank to secure an additional revolving line of credit of $15,000 ("Revolver 2"). Revolver 2 accrues interest at one month LIBOR plus 2.50% and all unpaid principal and interest is due at maturity on April 4, 2019. Revolver 2 is secured by all finished goods inventory excluding repossessed homes. Amounts available under Revolver 2 are subject to a formula based on eligible inventory. The interest rates in effect as of December 31, 2017 and 2016 were 3.87% and 3.24%, respectively. On May 12, 2017, the Company entered into an agreement to increase the line of credit to $20,000. The amount of available credit under Revolver 2 was $5,000 and $3,000 at December 31, 2017 and 2016, respectively. The Company was in compliance with all required covenants as of December 31, 2017 except as it relates to issuance of the audited financial statements, for which the Company received a waiver in relation to this non-compliance. For the years ended December 31, 2017 and 2016, interest expense was $527 and $204, respectively. The outstanding balance as of December 31, 2017 and 2016 was $15,000 and $12,000. The Company was in compliance with the other financial covenants that it maintain a tangible net worth of at least $80,000.

Notes Payable

        On April 7, 2011, the Company signed a promissory note for $4,830 with Woodhaven Bank. The amount due under the promissory note accrues interest at an annual rate of 3.85% through February 2, 2017 and then at the prime interest rate plus 0.60% through maturity on April 7, 2018. The loan was subsequently renewed (See Note 16). The promissory note calls for monthly principal and interest payments of $30 with a final payment due at maturity of $3,677. The interest rates in effect as of December 31, 2017 and 2016 were 4.35% and 3.90%, respectively. The note is secured by certain real property of the Company. The balance outstanding on the note payable at December 31, 2017 and 2016 was $3,734 and $3,924, respectively.

        On May 24, 2016, the Company signed a promissory note for $515 with Eagle One, LLC collateralized by the purchase of real property located in Oklahoma City, Oklahoma. The amount due under the promissory note accrues interest at an annual rate of 6.00%. The promissory note calls for

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

11. DEBT (Continued)

monthly principal and interest payments of $6 until June 1, 2026. The balance outstanding on the note payable at December 31, 2017 and 2016 was $453 and $493, respectively.

        Future minimum principal payments on notes payable at December 31, 2017 were as follows:

2018	$3,776
2019	45
2020	48
2021	51
2022	54
Thereafter	213

$4,187

Note Payable to an Affiliate

        On February 2, 2016, the Company entered into a $1,500 note payable agreement with stated annual interest rates of 3.75% with a related party through common ownership. The note is due on demand. Interest paid on the note payable was $56 and $49 for the period ended December 31, 2017 and 2016, respectively. The balance outstanding on the note payable at December 31, 2017 and 2016 was $1,500, respectively.

PILOT Agreement

        In December 2016, the Company entered into a Payment in Lieu of Taxes ("PILOT") agreement commonly offered in Georgia by local community development programs to encourage industry development. The net effect of the PILOT agreement is to provide the Company with incentives through the abatement of local, city and county property taxes and to provide financing for improvements to the Company's Georgia plant (the "Project"). In connection with the PILOT agreement, the Putman County Development Authority provides a credit facility for up to $10,000 which can be drawn upon to fund Project improvements and capital expenditures as defined in the agreement. If funds are drawn, the Company would pay transactions costs and debt service payments. The PILOT agreement requires interest payments of 6.00% per annum on outstanding balances, which are due each December 1st through maturity on December 1, 2021, at which time all unpaid principal and interest are due. The PILOT agreement is collateralized by the assets of the Project. As of December 31, 2017, the Company had not drawn on this credit facility.

12. COMMITMENTS AND CONTINGENCIES

        The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for independent retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The Company's obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. The Company applies ASC 460, Guarantees and ASC 450-20, Loss Contingencies, to account for its liability for repurchase commitments. The maximum amount for which the Company was liable under such agreements approximated $1,765 and $2,390 at

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

12. COMMITMENTS AND CONTINGENCIES (Continued)

December 31, 2017 and 2016, respectively, without reduction for the resale value of the homes. The Company considers its obligations on current contracts to be minimal and accordingly have not recorded any reserve for repurchase commitment as of December 31, 2017 or 2016.

        Leases.    The Company leases facilities under operating leases that typically have 10-year terms. These leases usually offer the Company a right of first refusal that affords the Company the option to purchase the leased premises under certain terms in the event the landlord attempts to sell the leased premises to a third party. Rent expense was $340 and $229 for the years ended December 31, 2017 and 2016, respectively. The Company also subleases properties to third parties, ranging from 3-year to 11-year terms with various renewal options. Rental income from the subleased property was approximately $369 and $312 for the years ended December 31, 2017 and 2016, respectively.

        Future minimum lease commitments under all non-cancelable operating leases having a remaining term in excess of one year at December 31, 2017, are as follows:

2018	$443
2019	474
2020	419
2021	346
2022	292
Thereafter	682

Total	$2,656

Legal Matters

        The Company is party to certain legal proceedings that arise in the ordinary course and are incidental to its business. Certain of the claims pending against the Company in these proceedings allege, among other things, breach of contract and warranty, product liability and personal injury. Although litigation is inherently uncertain, based on past experience and the information currently available, management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company's financial position, liquidity or results of operations. However, future events or circumstances currently unknown to management will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company's financial position, liquidity or results of operations in any future reporting periods. The Company has set aside an amount of $315 and $425 for the years ended December 31, 2017 and 2016, respectively, for potential claims pending against the Company, which are included in accrued liabilities.

13. DERIVATIVES

        On February 2, 2012, the Company entered into a master interest rate swap agreement. The Company elected not to designate the interest rate swap agreements as cash flow hedges and, therefore, gains or losses on the agreements as well as the other offsetting gains or losses on the hedged items attributable to the hedged risk are recognized in current earnings. ASC 815-10, Derivatives and Hedging, requires derivative instruments to be measured at fair value and recorded in

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

13. DERIVATIVES (Continued)

the statements of financial position as either assets or liabilities. The fair values of the interest rate swap agreements are included in accrued liabilities and were $34 and $14 at December 31, 2017 and 2016, respectively. Included in the statements of operations for the years ended December 31, 2017 and 2016 were gains of $46 and $24, respectively, which are the result of the changes in the fair values of the interest rate swap agreements.

        The Company entered into interest rate swap agreements with Capital One Bank on June 12, 2017 to fix the variable rate portion for $8,000 of the line of credit. This interest rate swap agreement is the only one outstanding at December 31, 2017 and has a maturity of May 11, 2020.

14. PARTNERS' CAPITAL

        Capital accounts have been established for each partner and are maintained according to the Company agreement. Each partner's capital account is increased for the fair value of the partner's contributions, the partner's share of profits, and the amount of any Company liabilities assumed by the partner. Each partner's capital account is decreased for the fair value of any property distributed, the partner's share of losses, and the amount of any Company liabilities assumed by the partner.

        All net profits and losses are allocated to each partner pro rata in accordance with each partner's respective Company interest during the period over which such profits and losses were accrued. Any Company losses which cannot be allocated to the remaining partners without creating a negative capital account shall be allocated to the remaining partners in proportion to their capital accounts until all partners have a capital account of zero. Net losses allocated when all partners have a capital account of zero shall be allocated proportionately among the partners according to their respective Company interests. The general partner may make cash or in-kind property distributions to the partners on a pro rata or non pro rata basis in its sole, absolute, unlimited, and non-reviewable discretion. Prior to the distribution of in-kind property distributions, the difference between the established fair market value and the book value of the property to be distributed shall be adjusted by a credit or charge, as is appropriate, to the partner's interest. Upon distribution, the adjusted value shall be charged to the capital accounts of the partner or partners receiving the distribution.

15. RELATED PARTY TRANSACTIONS

        Bell Mobile Homes, a retailer owned by one of the Company's significant owners, purchases manufactured homes from the Company. Accounts receivable balances due from Bell Mobile Homes were $385 and $41 as of December 31, 2017 and 2016, respectively. Accounts payable balances due to Bell Mobile Homes for maintenance and related services were $57 and $54 as of December 31, 2017 and 2016, respectively. Home sales to Bell Mobile Homes were $2,529 and $2,321 for the years ended December 31, 2017 and 2016, respectively.

        Shipley Bros., Ltd. ("Shipley Bros."), a retailer owned by one of the Company's significant owners, purchases manufactured homes from the Company. Accounts receivable balances due from Shipley Bros. were $41 and $68 as of December 31, 2017 and 2016, respectively. Manufactured home sales to Shipley Bros. were $1,960 and $2,020 for the years ended December 31, 2017 and 2016, respectively.

        On February 2, 2016, the Company entered into a $1,500 note payable agreement with stated annual interest rates of 3.75% with a related party through common ownership. The note is due on

LEGACY HOUSING, LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2017 AND 2016 (dollars in thousands)

15. RELATED PARTY TRANSACTIONS (Continued)

demand. Interest paid on the note payable to an affiliate was $56 and $49 for the years ended December 31, 2017 and 2016, respectively. The balance outstanding on the note payable as of December 31, 2017 and 2016 was $1,500, respectively.

16. SUBSEQUENT EVENTS

        The Company has evaluated events or transactions occurring after December 31, 2017 the balance sheet date, through September 19, 2018, the date the financial statements were issued, and identified the following events or transactions not previously disclosed in these notes to the financial statements.

        Effective January 1, 2018, the structure of the Company was converted to a Delaware C-corporation. After conversion, the previous Company interests resulted in an initial allocation of 20,000,000 shares in exchange for the partners' capital with an allocation of 200,000 share to general partner for its 1% ownership in the Company.

        On April 7, 2018, the promissory note with Woodhaven Bank was renewed with varying amounts of principal and interest payments due through the maturity date, April 7, 2033.

17. UNAUDITED PRO FORMA NET INCOME PER SHARE AND TAX PROVISION

        The Company computed a pro forma income tax provision for the years ended December 31, 2017 and 2016, as if the Company was subject to income taxes since January 1, 2016, using an effective tax rate of 35.86%. The Company's pro forma basic net income per common share amount for the years ended December 31, 2017 and 2016 has been computed based on the weighted-average number of shares of common stock outstanding as if the common shares issued at the Corporate Conversion were outstanding for that entire period.

3,500,000 Shares

Legacy Housing Corporation

Common Stock

PROSPECTUS

B. Riley FBR	Oak Ridge Financial	National Securities Corporation

                        , 2018

        Until                       , 2019 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses and costs expected to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and The Nasdaq Global Market listing fee:

Amount to be Paid
SEC registration fee	$6,220
FINRA filing fee	8,198
Nasdaq listing fee	100,000
Underwriter expense reimbursement	175,000
Printing and engraving expenses	66,500
Legal fees and expenses	220,000
Accounting fees and expenses	340,000
Transfer agent and registrar fees	4,500
Miscellaneous	5,832

Total	$926,250

        Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

ITEM 14.    Indemnification of Directors and Officers

        Effective January 1, 2018, we converted from a Texas limited partnership into a Delaware corporation and changed our name to Legacy Housing Corporation. In connection with this conversion, we adopted a certificate of incorporation and bylaws and are now governed by the Delaware General Corporation Law, or the DGCL. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

        Section 145 of the DGCL further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

        In addition, the proposed form of Underwriting Agreement (to be filed by amendment) is expected to provide for indemnification of our directors and officers by the underwriters against certain liabilities.

        Article VI of our certificate of incorporation authorizes us to provide for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law.

        We intend to enter into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

        We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

        See also the undertakings set forth in response to Item 17 herein.

ITEM 15.    Recent Sales of Unregistered Securities

        Effective January 1, 2018, we converted from a Texas limited partnership into a Delaware corporation. In connection with the conversion, all of our outstanding partnership interests were converted on a proportional basis into 20,000,000 shares of common stock. The issuance of shares of common stock to our partners in the conversion was exempt from registration under the Securities Act by virtue of the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the issuance.

ITEM 16.    Exhibits and Financial Statement Schedules

Exhibit Number		Description
1.1		Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of Legacy Housing Corporation.

3.2		Amended and Restated Bylaws of Legacy Housing Corporation.

4.1		Specimen Common Stock Certificate.

5.1		Opinion of Olshan Frome Wolosky LLP, as to the legality of the common stock.

10.1	*†	2018 Incentive Compensation Plan.

Exhibit Number		Description
10.2		Promissory Note, dated December 14, 2011, from Legacy Housing, Ltd. to Capital One, N.A.

10.3		Amended and Restated Promissory Note, dated December 12, 2013, from Legacy Housing, Ltd. to Capital One, N.A.

10.4		Second Amended and Restated Promissory Note, dated March 31, 2014, from Legacy Housing, Ltd. to Capital One, N.A.

10.5		Third Amended and Restated Promissory Note, dated May 12, 2017, from Legacy Housing, Ltd. to Capital One, N.A.

10.6	*	Loan and Security Agreement, dated December 14, 2011, between Legacy Housing, Ltd. and Capital One, N.A.

10.7	*	First Amendment to Loan and Security Agreement, dated December 12, 2013, between Legacy Housing, Ltd. and Capital One, N.A.

10.8	*	Second Amendment to Loan and Security Agreement, dated March 31, 2014, between Legacy Housing, Ltd. and Capital One, N.A.

10.9	*	Third Amendment to Loan and Security Agreement, dated May 20 2014, between Legacy Housing, Ltd. and Capital One, N.A.

10.10		Fourth Amendment to Loan and Security Agreement, dated July 2015, between Legacy Housing, Ltd. and Capital One, N.A.

10.11	*	Amendment to Loan and Security Agreement, dated May 12, 2017, between Legacy Housing, Ltd. and Capital One, N.A.

10.12		Amended and Restated Promissory Note, dated April 4, 2016, from Legacy Housing, Ltd. to Veritex Community Bank.

10.13	*	Loan Agreement, dated April 4, 2016 between Legacy Housing, Ltd. and Veritex Bank.

10.14		Promissory Note, dated April 7, 2011, from Legacy Housing, Ltd. to Woodhaven Bank Fossil Creek, a Branch of Woodhaven National Bank.

10.15		Promissory Note, dated May 24, 2016, from Legacy Housing, Ltd. to Eagle One, LLC.

10.16		Promissory Note, dated February 16, 2016, from Legacy Housing, Ltd. to DT Casualty Insurance Company Ltd.

10.17		Lease Agreement, dated as of December 1, 2016, between Putnam Development Authority and Legacy Housing, Ltd., together with related Option Agreement.

10.18		Bond Purchase Loan Agreement, dated as of December 1, 2016, between Putnam Development Authority and Legacy Housing, Ltd.

10.19		Form of Indemnification Agreement.

10.20		Form of Non-Disclosure, Non-Competition and Non-Solicitation Agreement between Legacy Housing Corporation and its employees.

10.21	†	Employment Agreement, dated as of November 27, 2018, between Legacy Housing Corporation and Curtis D. Hodgson.

10.22	†	Employment Agreement, dated as of November 27, 2018, between Legacy Housing Corporation and Kenneth E. Shipley.

14.1		Code of Ethics and Business Conduct.

Exhibit Number		Description
14.2		Code of Ethics for the CEO and Senior Financial Officers.

16.1		Letter from Montgomery & Coscia Greilich LLP, dated September 10, 2018, to the SEC.

21.1		List of subsidiaries.

23.1		Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).

23.2	*	Consent of Grant Thornton LLP, independent registered public accountants.

23.3		Consent of Mark E. Bennett.

23.4		Consent of Philip T. Blazek.

23.5		Consent of John Isakson.

24.1		Power of Attorney (set forth on signature page of the registration statement).

Unless otherwise indicated, exhibits were previously filed.

†
Compensatory plan or agreement.

*
Filed herewith.

(b)
Financial Statement Schedules

        All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

ITEM 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, State of Texas, on the 11th day of December 2018.

LEGACY HOUSING CORPORATION
By:	/s/ CURTIS D. HODGSON
	Name:	Curtis D. Hodgson
	Title:	Co-Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ CURTIS D. HODGSON Curtis D. Hodgson		Co-Chief Executive Officer and Director (principal executive officer)	December 11, 2018
/s/ KENNETH E. SHIPLEY* Kenneth E. Shipley		Co-Chief Executive Officer and Director (principal executive officer)	December 11, 2018
/s/ JEFFREY V. BURT Jeffrey V. Burt		Chief Financial Officer (principal financial and accounting officer)	December 11, 2018
*By:	/s/ NEAL J. SUIT Neal J. Suit Attorney-in-Fact